Filed by: Fidelity Investment Trust
Pursuant to Rule 425 under the Securities Acts of 1933 and
deemed filed under Rule 14a-12(b) under the Securities Exchange Act of 1934.

Subject Company: Fidelity Investment Trust
SEC File No. 002-90649 and 811-04008

Fidelity's

Targeted International Equity

Funds®

Fidelity® Canada Fund

Fidelity China Region Fund

Fidelity Emerging Markets Fund

Fidelity Europe Fund

Fidelity Europe Capital Appreciation Fund

Fidelity Japan Fund

Fidelity Japan Smaller Companies Fund

Fidelity Latin America Fund

Fidelity Nordic Fund

Fidelity Pacific Basin Fund

Fidelity Southeast Asia Fund

Annual Report

October 31, 2006

(2_fidelity_logos) (Registered_Trademark)

Contents

Chairman's Message	A-4	Ned Johnson's message to shareholders.
Shareholder Expense Example	A-5	An example of Shareholder Expenses
Canada Fund	A-7	Performance
	A-8	Management's Discussion
	A-9	Investment Changes
	A-10	Investments
	A-13	Financial Statements
China Region Fund	A-15	Performance
	A-16	Management's Discussion
	A-17	Investment Changes
	A-18	Investments
	A-21	Financial Statements
Emerging Markets Fund	A-23	Performance
	A-24	Management's Discussion
	A-25	Investment Changes
	A-26	Investments
	A-31	Financial Statements
Europe Fund	A-33	Performance
	A-34	Management's Discussion
	A-35	Investment Changes
	A-36	Investments
	A-38	Financial Statements
Europe Capital Appreciation Fund	A-40	Performance
	A-41	Management's Discussion
	A-42	Investment Changes
	A-43	Investments
	A-45	Financial Statements
Japan Fund	A-47	Performance
	A-48	Management's Discussion
	A-49	Investment Changes
	A-50	Investments
	A-52	Financial Statements
Japan Smaller Companies Fund	A-54	Performance
	A-55	Management's Discussion
	A-56	Investment Changes
	A-57	Investments
	A-61	Financial Statements
Latin America Fund	A-63	Performance
	A-64	Management's Discussion
	A-65	Investment Changes
	A-66	Investments
	A-68	Financial Statements
Nordic Fund	A-70	Performance
	A-71	Management's Discussion
	A-72	Investment Changes
	A-73	Investments
	A-75	Financial Statements
Pacific Basin Fund	A-77	Performance
	A-78	Management's Discussion
	A-79	Investment Changes
	A-80	Investments
	A-84	Financial Statements
Southeast Asia Fund	A-86	Performance
	A-87	Management's Discussion
	A-88	Investment Changes
	A-89	Investments
	A-93	Financial Statements
Notes to Financial Statements	A-95	Notes to Financial Statements
Reports of Independent Registered Public Accounting Firms	A-102
Trustees and Officers	A-104
Distributions	A-111
Board Approval of Investment Advisory Contracts and Management Fees	A-113

To view a fund's proxy voting guidelines and proxy voting record for the 12-month period ended June 30, visit www.fidelity.com/proxyvotingresults or visit the Securities and Exchange Commission's (SEC) web site at www.sec.gov. You may also call 1-800-544-8544 to request a free copy of the proxy voting guidelines.

Standard & Poor's, S&P and S&P 500 are registered service marks of The McGraw-Hill Companies, Inc. and have been licensed for use by Fidelity Distributors Corporation.

Other third party marks appearing herein are the property of their respective owners.

All other marks appearing herein are registered or unregistered trademarks or service marks of FMR Corp. or an affiliated company.

This report and the financial statements contained herein are submitted for the general information of the shareholders of the funds. This report is not authorized for distribution to prospective investors in the funds unless preceded or accompanied by an effective prospectus.

A fund files its complete schedule of portfolio holdings with the SEC for the first and third quarters of each fiscal year on Form N-Q. Forms N-Q are available on the SEC's web site at http://www.sec.gov. A fund's Forms N-Q may be reviewed and copied at the SEC's Public Reference Room in Washington, DC. Information regarding the operation of the SEC's Public Reference Room may be obtained by calling 1-800-SEC-0330. For a complete list of a fund's portfolio holdings, view each fund's most recent quarterly holdings report, semiannual report, or annual report on Fidelity's web site at http://www.fidelity.com/holdings.

NOT FDIC INSURED · MAY LOSE VALUE · NO BANK GUARANTEE

Neither the funds nor Fidelity Distributors Corporation is a bank.

Annual Report

Chairman's Message

(Photograph of Edward C. Johnson 3d.)

Dear Shareholder:

Stock and bond markets around the world have seen largely positive results year to date, although weakness in the technology sector and growth stocks in general have tempered performance. While financial markets are always unpredictable, there are a number of time-tested principles that can put the historical odds in your favor.

One of the basic tenets is to invest for the long term. Over time, riding out the markets' inevitable ups and downs has proven much more effective than selling into panic or chasing the hottest trend. Even missing only a few of the markets' best days can significantly diminish investor returns. Patience also affords the benefits of compounding - of earning interest on additional income or reinvested dividends and capital gains. There are tax advantages and cost benefits to consider as well. The more you sell, the more taxes you pay, and the more you trade, the higher the costs. While staying the course doesn't eliminate risk, it can considerably lessen the effect of short-term declines.

You can further manage your investing risk through diversification. And today, more than ever, geographic diversification should be taken into account. Studies indicate that asset allocation is the single most important determinant of a portfolio's long-term success. The right mix of stocks, bonds and cash - aligned to your particular risk tolerance and investment objective - is very important. Age-appropriate rebalancing is also an essential aspect of asset allocation. For younger investors, an emphasis on equities - which historically have been the best performing asset class over time - is encouraged. As investors near their specific goal, such as retirement or sending a child to college, consideration may be given to replacing volatile assets (e.g. common stocks) with more-stable fixed investments (bonds or savings plans).

A third investment principle - investing regularly - can help lower the average cost of your purchases. Investing a certain amount of money each month or quarter helps ensure you won't pay for all your shares at market highs. This strategy - known as dollar cost averaging - also reduces unconstructive "emotion" from investing, helping shareholders avoid selling weak performers just prior to an upswing, or chasing a hot performer just before a correction.

We invite you to contact us via the Internet, through our Investor Centers or over the phone. It is our privilege to provide you the information you need to make the investments that are right for you.

Sincerely,

/s/Edward C. Johnson 3d

Edward C. Johnson 3d

Annual Report

Shareholder Expense Example

As a shareholder of a Fund, you incur two types of costs: (1) transaction costs, including redemption fees, and (2) ongoing costs, including management fees and other Fund expenses. This Example is intended to help you understand your ongoing costs (in dollars) of investing in the Funds and to compare these costs with the ongoing costs of investing in other mutual funds.

The Example is based on an investment of $1,000 invested at the beginning of the period and held for the entire period (May 1, 2006 to October 31, 2006).

Actual Expenses

The first line of the accompanying table for each fund provides information about actual account values and actual expenses. You may use the information in this line, together with the amount you invested, to estimate the expenses that you paid over the period. Simply divide your account value by $1,000.00 (for example, an $8,600 account value divided by $1,000.00 = 8.6), then multiply the result by the number in the first line for a fund under the heading entitled "Expenses Paid During Period" to estimate the expenses you paid on your account during this period. A small balance maintenance fee of $12.00 that is charged once a year may apply for certain accounts with a value of less than $2,000. This fee is not included in the table below. If it was, the estimate of expenses you paid during the period would be higher, and your ending account value lower, by this amount.

Hypothetical Example for Comparison Purposes

The second line of the accompanying table for each fund provides information about hypothetical account values and hypothetical expenses based on a fund's actual expense ratio and an assumed rate of return of 5% per year before expenses, which is not the Fund's actual return. The hypothetical account values and expenses may not be used to estimate the actual ending account balance or expenses you paid for the period. You may use this information to compare the ongoing costs of investing in the Fund and other funds. To do so, compare this 5% hypothetical example with the 5% hypothetical examples that appear in the shareholder reports of the other funds. A small balance maintenance fee of $12.00 that is charged once a year may apply for certain accounts with a value of less than $2,000. This fee is not included in the table below. If it was, the estimate of expenses you paid during the period would be higher, and your ending account value lower, by this amount.

Please note that the expenses shown in the table are meant to highlight your ongoing costs only and do not reflect any transaction costs. Therefore, the second line of the table is useful in comparing ongoing costs only, and will not help you determine the relative total costs of owning different funds. In addition, if these transactional costs were included, your costs would have been higher.

	Beginning Account Value May 1, 2006	Ending Account Value October 31, 2006	Expenses Paid During Period* May 1, 2006 to October 31, 2006
Canada
Actual	$ 1,000.00	$ 1,033.00	$ 5.12
HypotheticalA	$ 1,000.00	$ 1,020.16	$ 5.09
China Region
Actual	$ 1,000.00	$ 1,039.40	$ 5.81
HypotheticalA	$ 1,000.00	$ 1,019.51	$ 5.75
Emerging Markets
Actual	$ 1,000.00	$ 971.40	$ 5.52
HypotheticalA	$ 1,000.00	$ 1,019.61	$ 5.65
Europe
Actual	$ 1,000.00	$ 1,016.60	$ 5.85
HypotheticalA	$ 1,000.00	$ 1,019.41	$ 5.85
Europe Capital Appreciation
Actual	$ 1,000.00	$ 1,008.80	$ 5.42
HypotheticalA	$ 1,000.00	$ 1,019.81	$ 5.45
Japan
Actual	$ 1,000.00	$ 889.20	$ 5.00
HypotheticalA	$ 1,000.00	$ 1,019.91	$ 5.35
Japan Smaller Companies
Actual	$ 1,000.00	$ 836.20	$ 4.81
HypotheticalA	$ 1,000.00	$ 1,019.96	$ 5.30
Latin America
Actual	$ 1,000.00	$ 1,016.10	$ 5.28
HypotheticalA	$ 1,000.00	$ 1,019.96	$ 5.30
Nordic
Actual	$ 1,000.00	$ 995.10	$ 5.73
HypotheticalA	$ 1,000.00	$ 1,019.46	$ 5.80
Pacific Basin
Actual	$ 1,000.00	$ 946.70	$ 5.50
HypotheticalA	$ 1,000.00	$ 1,019.56	$ 5.70
	Beginning Account Value May 1, 2006	Ending Account Value October 31, 2006	Expenses Paid During Period* May 1, 2006 to October 31, 2006
Southeast Asia
Actual	$ 1,000.00	$ 1,015.50	$ 6.20
HypotheticalA	$ 1,000.00	$ 1,019.06	$ 6.21

A 5% return per year before expenses

* Expenses are equal to each Fund's annualized expense ratio (shown in the table below); multiplied by the average account value over the period, multiplied by 184/365 (to reflect the one-half year period).

Annualized Expense Ratio
Canada	1.00%
China Region	1.13%
Emerging Markets	1.11%
Europe	1.15%
Europe Capital Appreciation	1.07%
Japan	1.05%
Japan Smaller Companies	1.04%
Latin America	1.04%
Nordic	1.14%
Pacific Basin	1.12%
Southeast Asia	1.22%

Annual Report

Canada

Performance: The Bottom Line

Average annual total return reflects the change in the value of an investment, assuming reinvestment of the fund's dividend income and capital gains (the profits earned upon the sale of securities that have grown in value) and assuming a constant rate of performance each year. The $10,000 table and the fund's returns do not reflect the deduction of taxes that a shareholder would pay on fund distributions or the redemption of fund shares. During periods of reimbursement by Fidelity, a fund's total returns will be greater than it would be had the reimbursement not occurred. How a fund did yesterday is no guarantee of how it will do tomorrow.

Average Annual Total Returns

Periods ended October 31, 2006	Past 1 year	Past 5 years	Past 10 years
Fidelity® Canada Fund	26.93%	23.87%	13.15%

$10,000 Over 10 Years

Let's say hypothetically that $10,000 was invested in Fidelity® Canada Fund on October 31, 1996. The chart shows how the value of your investment would have changed, and also shows how the S&P/TSX Composite Index performed over the same period.

Annual Report

Canada

Management's Discussion of Fund Performance

Comments from Maxime Lemieux, Portfolio Manager of Fidelity® Canada Fund

International equity markets as a whole outpaced their U.S. counterparts for the 12 months ending October 31, 2006 - partly as a result of favorable currency exchanges that boosted returns for U.S. investors. The Morgan Stanley Capital InternationalSM Europe, Australasia, Far East (MSCI®EAFE®) Index - a gauge of developed stock markets outside the United States and Canada - gained 27.72% during that time. European markets benefited from solid corporate profit growth and attractive dividends, which helped the MSCI Europe index advance 31.95%. Strong performing Latin American and Asian emerging markets drove the MSCI Emerging Markets index to a lofty 35.42% return. Japan was somewhat of an exception to the generally stellar foreign market performance after struggling in the middle part of the period. Still, its earlier gains helped the Tokyo Stock Exchange Stock Price Index (TOPIX) - a benchmark of the largest and better-established stocks traded on the Tokyo Stock Exchange - rise 12.47% overall. Natural-resources-rich Canada also struggled over the final six months as energy prices fell, but the S&P/TSX Composite Index managed a 12-month return of 28.21%.

The fund returned 26.93% for the 12-month period, lagging slightly behind the S&P/TSX Composite Index. The most telling factor in the fund's modest shortfall versus the index was its fairly sizable underweighting in the materials sector, although favorable stock selection there offset some of that relative underperformance. Not having any stake in such strong performers as Glamis Gold, steel maker Dofasco and copper and gold miner First Quantum Minerals weighed on performance. Inopportune stock picking in such names as Suncor Energy and Talisman Energy also hurt, as did some unfavorable picks in the transportation and capital goods groups. On the positive side, the fund benefited most from good stock picking in the information technology, telecommunication services, consumer staples and financials sectors, with the strongest results on an industry basis coming in food and staples retailing, tech hardware and equipment, and insurance. Among the best performers were tech hardware firm Research In Motion, chip maker ATI Technologies, which was sold to lock in profits, and telecom services operators TELUS and Rogers Communications. Favorable currency movements helped boost the fund's absolute return.

Note to shareholders: Fidelity Canada Fund may invest up to 35% of its total assets in any industry that represents more than 20% of the Canadian market. As of October 31, 2006, the fund did not have more than 25% of its total assets invested in any one industry.

The views expressed above reflect those of the portfolio manager(s) only through the end of the period as stated on the cover of this report and do not necessarily represent the views of Fidelity or any other person in the Fidelity organization. Any such views are subject to change at any time based upon market or other conditions and Fidelity disclaims any responsibility to update such views. These views may not be relied on as investment advice and, because investment decisions for a Fidelity fund are based on numerous factors, may not be relied on as an indication of trading intent on behalf of any Fidelity fund.

Annual Report

Canada

Investment Changes

Asset Allocation
	% of fund's net assets	% of fund's net assets 6 months ago
Stocks	96.9	97.4
Short-Term Investments and Net Other Assets	3.1	2.6
Top Ten Stocks as of October 31, 2006
	% of fund's net assets	% of fund's net assets 6 months ago
Toronto-Dominion Bank (Commercial Banks)	4.6	4.5
Manulife Financial Corp. (Insurance)	4.5	5.0
Royal Bank of Canada (Commercial Banks)	4.4	4.3
Research In Motion Ltd. (Communications Equipment)	3.8	2.0
TELUS Corp. (non-vtg.) (Diversified Telecommunication Services)	3.6	2.4
Bank of Montreal (Commercial Banks)	3.5	2.8
TransCanada Corp. (Oil, Gas & Consumable Fuels)	3.4	1.7
Suncor Energy, Inc. (Oil, Gas & Consumable Fuels)	3.0	2.4
Canadian National Railway Co. (Road & Rail)	2.9	3.7
Rogers Communications, Inc. Class B (non-vtg.) (Wireless Telecommunication Services)	2.8	2.1
	36.5
Market Sectors as of October 31, 2006
	% of fund's net assets	% of fund's net assets 6 months ago
Financials	28.7	29.3
Energy	26.7	26.0
Materials	8.7	11.8
Consumer Discretionary	7.6	7.0
Industrials	7.6	8.2
Information Technology	7.3	6.5
Telecommunication Services	6.4	4.5
Consumer Staples	3.7	3.4
Health Care	0.2	0.2
Utilities	0.0	0.5

Annual Report

Canada

Investments October 31, 2006

Showing Percentage of Net Assets

Common Stocks - 96.9%
	Shares	Value (Note 1)
CONSUMER DISCRETIONARY - 7.6%
Hotels, Restaurants & Leisure - 1.0%
Great Canadian Gaming Corp. (a)	1,000,000	$ 10,599,920
Tim Hortons, Inc.	737,000	21,299,300
		31,899,220
Media - 3.8%
Aeroplan Income Fund (d)	843,200	12,024,791
Aeroplan Income Fund (e)	31,800	453,497
Alliance Atlantis Communications, Inc. Class B (non-vtg.) (a)	125,000	4,275,598
Astral Media, Inc. Class A (non-vtg.)	275,000	9,778,649
Corus Entertainment, Inc. Class B (non-vtg.)	550,000	20,698,793
Quebecor, Inc. Class B (sub. vtg.)	875,000	23,553,645
Thomson Corp.	600,000	24,830,535
Yellow Pages Income Fund (d)	1,875,000	25,252,750
		120,868,258
Multiline Retail - 0.7%
Canadian Tire Corp. Ltd. Class A (non-vtg.) (d)	325,000	20,941,968
Specialty Retail - 0.3%
RONA, Inc. (a)	400,000	8,123,636
Textiles, Apparel & Luxury Goods - 1.8%
Gildan Activewear, Inc. Class A (a)	1,125,000	57,279,651
TOTAL CONSUMER DISCRETIONARY		239,112,733
CONSUMER STAPLES - 3.7%
Food & Staples Retailing - 3.7%
Alimentation Couche-Tard, Inc. Class B (sub. vtg.)	1,598,000	37,877,148
CVS Corp.	225,000	7,060,500
Metro, Inc. Class A (sub. vtg.)	850,000	26,393,800
Shoppers Drug Mart Corp.	1,080,000	44,002,316
		115,333,764
ENERGY - 26.7%
Energy Equipment & Services - 1.1%
CCS Income Trust (d)	540,000	18,196,410
CCS Income Trust (e)	135,000	4,556,844
CHC Helicopter Corp. Class A (sub. vtg.)	480,000	10,744,578
Savanna Energy Services Corp. (a)	160,000	2,847,548
		36,345,380
Oil, Gas & Consumable Fuels - 25.6%
AltaGas Income Trust	600,000	15,328,019
Cameco Corp.	1,800,000	63,332,294
Canadian Natural Resources Ltd.	1,640,000	85,385,472
Canadian Oil Sands Trust unit	1,000,000	27,096,602
Duvernay Oil Corp. (a)	175,000	5,067,697
EnCana Corp.	1,750,000	83,131,430
Galleon Energy, Inc. (a)(e)	140,000	1,766,356
Galleon Energy, Inc. Class A (a)	630,000	11,834,588
Highpine Oil & Gas Ltd. (a)	460,000	7,785,151

	Shares	Value (Note 1)
Highpine Oil & Gas Ltd. (e)	40,000	$ 676,970
Husky Energy, Inc.	700,000	44,594,486
Imperial Oil Ltd.	764,900	26,074,665
Keyera Facilities Income Fund (d)	875,000	16,772,814
Nexen, Inc.	400,000	21,342,360
Niko Resources Ltd.	165,000	9,994,210
Niko Resources Ltd. (e)	20,000	1,211,419
Penn West Energy Trust (d)	670,000	25,191,021
Petro-Canada	1,100,000	46,913,998
Suncor Energy, Inc.	1,225,000	94,113,259
Talisman Energy, Inc.	4,700,000	77,241,349
TransCanada Corp.	3,250,000	105,201,977
Western Oil Sands, Inc. Class A (a)	1,250,000	32,234,000
		802,290,137
TOTAL ENERGY		838,635,517
FINANCIALS - 28.7%
Capital Markets - 1.1%
Addenda Capital, Inc.	265,000	5,884,693
CI Financial Income Fund (d)	1,100,000	29,443,727
		35,328,420
Commercial Banks - 16.0%
Bank of Montreal	1,770,000	109,496,726
Canadian Imperial Bank of Commerce	1,050,000	81,931,145
National Bank of Canada	490,000	26,733,621
Royal Bank of Canada	3,125,000	138,622,901
Toronto-Dominion Bank	2,475,000	143,519,797
		500,304,190
Diversified Financial Services - 0.7%
TSX Group, Inc.	475,000	21,155,302
Insurance - 9.5%
ING Canada, Inc.	1,500,000	79,058,478
Manulife Financial Corp.	4,300,000	139,803,144
Power Corp. of Canada (sub. vtg.)	1,250,000	37,867,991
Sun Life Financial, Inc.	1,000,000	42,061,195
		298,790,808
Real Estate Management & Development - 1.4%
Brookfield Asset Management, Inc. Class A (d)	965,000	43,958,580
TOTAL FINANCIALS		899,537,300
HEALTH CARE - 0.2%
Health Care Equipment & Supplies - 0.2%
Alcon, Inc.	53,000	5,622,240
Imaging Dynamics Co. Ltd. (a)	425,000	1,135,706
		6,757,946
Common Stocks - continued
	Shares	Value (Note 1)
INDUSTRIALS - 7.6%
Aerospace & Defense - 1.1%
Bombardier, Inc. Class B (sub. vtg.)	1,900,000	$ 6,549,682
CAE, Inc.	3,050,000	27,113,526
		33,663,208
Airlines - 0.9%
ACE Aviation Holdings, Inc. Class A (a)	675,000	23,448,982
Jazz Air Income Fund (d)	300,000	2,479,847
WestJet Airlines Ltd. (a)	327,500	3,582,328
		29,511,157
Commercial Services & Supplies - 0.3%
Garda World Security Corp. (a)	500,000	9,419,677
Construction & Engineering - 1.1%
SNC-Lavalin Group, Inc.	1,270,000	34,684,185
Machinery - 0.1%
Railpower Technologies Corp. (a)	550,000	1,068,009
Torr Canada, Inc. (a)	1,100,000	744,667
		1,812,676
Road & Rail - 3.3%
Canadian National Railway Co.	1,925,000	91,736,071
TransForce Income Fund	736,237	11,312,598
		103,048,669
Trading Companies & Distributors - 0.8%
Finning International, Inc.	700,000	24,785,107
TOTAL INDUSTRIALS		236,924,679
INFORMATION TECHNOLOGY - 7.3%
Communications Equipment - 4.3%
Nortel Networks Corp. (a)	6,700,000	14,941,003
Research In Motion Ltd. (a)	1,010,000	118,654,807
		133,595,810
Electronic Equipment & Instruments - 0.4%
Celestica, Inc. (sub. vtg.) (a)	500,000	4,908,030
Miranda Technologies, Inc.	479,800	5,897,867
Miranda Technologies, Inc. (e)	186,300	2,290,064
		13,095,961
Internet Software & Services - 1.5%
Emergis, Inc. (a)	1,600,000	7,781,588
Google, Inc. Class A (sub. vtg.) (a)	80,000	38,111,200
		45,892,788
IT Services - 0.3%
CGI Group, Inc. Class A (sub. vtg.) (a)	1,400,000	9,552,398

	Shares	Value (Note 1)
Semiconductors & Semiconductor Equipment - 0.3%
Broadcom Corp. Class A (a)	275,000	$ 8,324,250
Tundra Semiconductor Corp. Ltd. (a)	200,000	2,182,336
Tundra Semiconductor Corp. Ltd. (a)(e)	4,300	46,920
		10,553,506
Software - 0.5%
Cognos, Inc. (a)	240,000	8,755,202
MacDonald Dettwiler & Associates Ltd. (a)	225,000	8,375,495
		17,130,697
TOTAL INFORMATION TECHNOLOGY		229,821,160
MATERIALS - 8.7%
Chemicals - 1.7%
Potash Corp. of Saskatchewan, Inc.	415,000	51,833,502
Metals & Mining - 7.0%
Aber Diamond Corp.	275,000	10,185,276
Alcan, Inc.	1,475,000	69,200,775
Barrick Gold Corp.	500,000	15,476,774
Eldorado Gold Corp. (a)	1,000,000	4,248,875
Goldcorp, Inc.	650,000	17,114,862
IPSCO, Inc.	260,000	23,774,401
Meridian Gold, Inc. (a)	450,000	11,331,671
Shore Gold, Inc. (a)	2,800,000	13,343,429
Teck Cominco Ltd. Class B (sub. vtg.)	700,000	51,540,551
US Gold Corp. (a)	811,300	3,991,596
US Gold Corp. warrants 2/22/11 (a)(f)	200,000	381,542
		220,589,752
TOTAL MATERIALS		272,423,254
TELECOMMUNICATION SERVICES - 6.4%
Diversified Telecommunication Services - 3.6%
TELUS Corp. (non-vtg.)	1,950,000	111,860,330
Wireless Telecommunication Services - 2.8%
Rogers Communications, Inc. Class B (non-vtg.)	1,500,000	89,774,195
TOTAL TELECOMMUNICATION SERVICES		201,634,525
TOTAL COMMON STOCKS (Cost $2,321,544,720)		3,040,180,878
Government Obligations - 2.2%
Principal Amount (g)
Canadian Government Treasury Bills 4.1197% to 4.1692% 11/2/06 to 2/8/07 (Cost $68,584,981)	CAD	77,250,000	68,496,293
Money Market Funds - 6.1%
	Shares	Value (Note 1)
Fidelity Cash Central Fund, 5.34% (b)	9,825,381	$ 9,825,381
Fidelity Securities Lending Cash Central Fund, 5.35% (b)(c)	180,791,500	180,791,500
TOTAL MONEY MARKET FUNDS (Cost $190,616,881)		190,616,881
TOTAL INVESTMENT PORTFOLIO - 105.2% (Cost $2,580,746,582)		3,299,294,052
NET OTHER ASSETS - (5.2)%		(162,366,799)
NET ASSETS - 100%		$ 3,136,927,253
Currency Abbreviations
CAD	-	Canadian dollar
Legend
(a) Non-income producing

(b) Affiliated fund that is available only to investment companies and other accounts managed by Fidelity Investments. The rate quoted is the annualized seven-day yield of the fund at period end. A complete unaudited listing of the fund's holdings as of its most recent quarter end is available upon request.

(c) Investment made with cash collateral received from securities on loan.
(d) Security or a portion of the security is on loan at period end.

(e) Security exempt from registration under Rule 144A of the Securities Act of 1933. These securities may be resold in transactions exempt from registration, normally to qualified institutional buyers. At the end of the period, the value of these securities amounted to $11,002,070 or 0.4% of net assets.

(f) Restricted securities - Investment in securities not registered under the Securities Act of 1933 (excluding 144A issues). At the end of the period, the value of restricted securities (excluding 144A issues) amounted to $381,542 or 0.0% of net assets.

Additional information on each holding is as follows:
Security	Acquisition Date	Acquisition Cost
US Gold Corp. warrants 2/22/11	2/8/06	$ 98,359
(g) Principal amount is stated in United States dollars unless otherwise noted.
Affiliated Central Funds
Information regarding fiscal year to date income earned by the Fund from investments in Fidelity Central Funds is as follows:
Fund	Income earned
Fidelity Cash Central Fund	$ 2,077,487
Fidelity Securities Lending Cash Central Fund	2,661,469
Total	$ 4,738,956

Annual Report

See accompanying notes which are an integral part of the financial statements.

Canada

Financial Statements

Statement of Assets and Liabilities

October 31, 2006

Assets
Investment in securities, at value (including securities loaned of $174,493,284) - See accompanying schedule: Unaffiliated issuers (cost $2,390,129,701)	$ 3,108,677,171
Fidelity Central Funds (cost $190,616,881)	190,616,881
Total Investments (cost $2,580,746,582)		$ 3,299,294,052
Cash		29,082
Foreign currency held at value (cost $1,791,713)		1,791,717
Receivable for investments sold		25,514,872
Receivable for fund shares sold		4,380,006
Dividends receivable		3,954,097
Interest receivable		124,495
Other receivables		362,338
Total assets		3,335,450,659

Liabilities
Payable for investments purchased	$ 12,321,954
Payable for fund shares redeemed	2,732,670
Accrued management fee	1,813,081
Other affiliated payables	667,040
Other payables and accrued expenses	197,161
Collateral on securities loaned, at value	180,791,500
Total liabilities		198,523,406

Net Assets		$ 3,136,927,253
Net Assets consist of:
Paid in capital		$ 2,344,374,043
Undistributed net investment income		17,032,665
Accumulated undistributed net realized gain (loss) on investments and foreign currency transactions		56,941,099
Net unrealized appreciation (depreciation) on investments and assets and liabilities in foreign currencies		718,579,446
Net Assets, for 63,393,198 shares outstanding		$ 3,136,927,253
Net Asset Value, offering price and redemption price per share ($3,136,927,253 ÷ 63,393,198 shares)		$ 49.48

Statement of Operations

Year ended October 31, 2006

Investment Income
Dividends		$ 45,868,408
Interest		2,034,791
Income from Fidelity Central Funds (including $2,661,469 from security lending)		4,738,956
		52,642,155
Less foreign taxes withheld		(6,860,262)
Total income		45,781,893

Expenses
Management fee Basic fee	$ 19,138,604
Performance adjustment	(395,368)
Transfer agent fees	6,065,757
Accounting and security lending fees	1,128,824
Custodian fees and expenses	548,393
Independent trustees' compensation	9,934
Registration fees	236,968
Audit	74,688
Legal	36,343
Interest	7,743
Miscellaneous	15,509
Total expenses before reductions	26,867,395
Expense reductions	(817,547)	26,049,848
Net investment income (loss)		19,732,045
Realized and Unrealized Gain (Loss) Net realized gain (loss) on:
Investment securities:
Unaffiliated issuers	68,577,130
Foreign currency transactions	60,025
Futures contracts	1,591,012
Total net realized gain (loss)		70,228,167
Change in net unrealized appreciation (depreciation) on: Investment securities	453,821,705
Assets and liabilities in foreign currencies	40,570
Futures contracts	1,423,861
Total change in net unrealized appreciation (depreciation)		455,286,136
Net gain (loss)		525,514,303
Net increase (decrease) in net assets resulting from operations		$ 545,246,348

Annual Report

See accompanying notes which are an integral part of the financial statements.

Canada
Financial Statements - continued

Statement of Changes in Net Assets

	Year ended October 31, 2006	Year ended October 31, 2005
Increase (Decrease) in Net Assets
Operations
Net investment income (loss)	$ 19,732,045	$ 5,635,643
Net realized gain (loss)	70,228,167	4,899,843
Change in net unrealized appreciation (depreciation)	455,286,136	166,157,370
Net increase (decrease) in net assets resulting from operations	545,246,348	176,692,856
Distributions to shareholders from net investment income	(7,430,512)	(1,384,456)
Distributions to shareholders from net realized gain	(464,413)	-
Total distributions	(7,894,925)	(1,384,456)
Share transactions Proceeds from sales of shares	1,811,356,216	1,409,653,307
Reinvestment of distributions	7,617,749	1,331,051
Cost of shares redeemed	(943,205,518)	(277,969,085)
Net increase (decrease) in net assets resulting from share transactions	875,768,447	1,133,015,273
Redemption fees	1,291,008	874,168
Total increase (decrease) in net assets	1,414,410,878	1,309,197,841

Net Assets
Beginning of period	1,722,516,375	413,318,534
End of period (including undistributed net investment income of $17,032,665 and undistributed net investment income of $4,865,446, respectively)	$ 3,136,927,253	$ 1,722,516,375
Other Information Shares
Sold	39,925,341	38,729,389
Issued in reinvestment of distributions	181,418	40,068
Redeemed	(20,723,860)	(7,727,493)
Net increase (decrease)	19,382,899	31,041,964

Financial Highlights

Years ended October 31,	2006	2005	2004	2003	2002
Selected Per-Share Data
Net asset value, beginning of period	$ 39.14	$ 31.87	$ 25.13	$ 17.52	$ 17.23
Income from Investment Operations
Net investment income (loss) D	.34	.20	.10	.05	.02
Net realized and unrealized gain (loss)	10.15	7.12	6.74	7.58	.28
Total from investment operations	10.49	7.32	6.84	7.63	.30
Distributions from net investment income	(.16)	(.08)	(.13)	(.04)	(.03)
Distributions from net realized gain	(.01)	-	-	-	-
Total distributions	(.17)	(.08)	(.13)	(.04)	(.03)
Redemption fees added to paid in capital D	.02	.03	.03	.02	.02
Net asset value, end of period	$ 49.48	$ 39.14	$ 31.87	$ 25.13	$ 17.52
Total Return A, B, C	26.93%	23.11%	27.45%	43.75%	1.85%
Ratios to Average Net Assets E, G
Expenses before reductions	1.00%	1.08%	1.20%	1.42%	1.52%
Expenses net of fee waivers, if any	1.00%	1.08%	1.20%	1.42%	1.52%
Expenses net of all reductions	.97%	1.04%	1.15%	1.37%	1.46%
Net investment income (loss)	.74%	.55%	.34%	.26%	.12%
Supplemental Data
Net assets, end of period (000 omitted)	$ 3,136,927	$ 1,722,516	$ 413,319	$ 167,205	$ 77,251
Portfolio turnover rate F	50%	24%	47%	52%	98%

A Total returns would have been lower had certain expenses not been reduced during the periods shown. B Total returns do not include the effect of the former sales charges. C Total returns do not include the effect of the former contingent deferred sales charge. D Calculated based on average shares outstanding during the period. E Fees and expenses of the underlying Fidelity Central Funds are not included in the Fund's expense ratio. The Fund indirectly bears its proportionate share of the expense of any underlying Fidelity Central Funds. F Amount does not include the portfolio activity of any underlying Fidelity Central Funds. G Expense ratios reflect operating expenses of the Fund. Expenses before reductions do not reflect amounts reimbursed by the investment adviser or reductions from brokerage service arrangements or other expense offset arrangements and do not represent the amount paid by the Fund during periods when reimbursements or reductions occur. Expenses net of fee waivers reflect expenses after reimbursement by the investment adviser but prior to reductions from brokerage service arrangements or other expense offset arrangements. Expenses net of all reductions represent the net expenses paid by the Fund.

Annual Report

See accompanying notes which are an integral part of the financial statements.

China Region

Performance: The Bottom Line

Average annual total return reflects the change in the value of an investment, assuming reinvestment of the fund's dividend income and capital gains (the profits earned upon the sale of securities that have grown in value) and assuming a constant rate of performance each year. The $10,000 table and the fund's returns do not reflect the deduction of taxes that a shareholder would pay on fund distributions or the redemption of fund shares. During periods of reimbursement by Fidelity, a fund's total returns will be greater than it would be had the reimbursement not occurred. How a fund did yesterday is no guarantee of how it will do tomorrow.

Average Annual Total Returns

Periods ended October 31, 2006	Past 1 year	Past 5 years	Past 10 years
Fidelity China Region Fund	30.83%	16.96%	7.71%

$10,000 Over Life of Fund

Let's say hypothetically that $10,000 was invested in Fidelity China Region Fund on October 31, 1996. The chart shows how the value of your investment would have changed, and also shows how the Hang Seng Index performed over the same period.

Annual Report

China Region

Management's Discussion of Fund Performance

Comments from K.C. Lee, Portfolio Manager of Fidelity® China Region Fund

International equity markets as a whole outpaced their U.S. counterparts for the 12 months ending October 31, 2006 - partly as a result of favorable currency exchanges that boosted returns for U.S. investors. The Morgan Stanley Capital InternationalSM Europe, Australasia, Far East (MSCI® EAFE®) Index - a gauge of developed stock markets outside the United States and Canada - gained 27.72% during that time. European markets benefited from solid corporate profit growth and attractive dividends, which helped the MSCI Europe index advance 31.95%. Strong performing Latin American and Asian emerging markets drove the MSCI Emerging Markets index to a lofty 35.42% return. Japan was somewhat of an exception to the generally stellar foreign market performance after struggling in the middle part of the period. Still, its earlier gains helped the Tokyo Stock Exchange Stock Price Index (TOPIX) - a benchmark of the largest and better-established stocks traded on the Tokyo Stock Exchange - rise 12.47% overall. Natural-resources-rich Canada also struggled over the final six months as energy prices fell, but the S&P/TSX Composite Index managed a 12-month return of 28.21%.

During the past year, the fund returned 30.83%, versus 30.60% for the Fidelity China Region Fund Linked Index, tracking market performance in Hong Kong, Taiwan and China, and 31.12% for the Hang Seng Index. Selected technology holdings aided returns versus the Linked index. For example, Hong Kong-listed Foxconn International Holdings, a handset manufacturer incorporated in the Cayman Islands, posted solid earnings growth. Another strong tech holding was High Tech Computer, a Taiwanese manufacturer of wireless pocket personal computers. A large underweighting in U.K.-based bank HSBC Holdings, listed in Hong Kong and accounting for roughly one-quarter of the Linked index, also added value, as did positions in Bank of East Asia and China Life Insurance. Overall, my picks in Taiwan and China benefited returns. Conversely, my choices in Hong Kong - tempered by some strong performers incorporated in the Cayman Islands but listed in Hong Kong - hurt performance. Food retailer Dairy Farm International had an earnings miss, pulling down my stock selection in the consumer staples sector. Not owning Hong Kong Exchanges and Clearing also was untimely, along with our stake in weak performing conglomerate Hutchison Whampoa. Elsewhere, underweighting index component China Mobile was costly. Lastly, the fund's cash position, which increased substantially during the period, hampered the fund's returns in a strong market environment.

Note to shareholders: Fidelity China Region Fund may invest up to 35% of its total assets in any industry that represents more than 20% of the Hong Kong, Taiwanese and Chinese market. As of October 31, 2006, the fund did not have more than 25% of its total assets invested in any one industry.

The views expressed above reflect those of the portfolio manager(s) only through the end of the period as stated on the cover of this report and do not necessarily represent the views of Fidelity or any other person in the Fidelity organization. Any such views are subject to change at any time based upon market or other conditions and Fidelity disclaims any responsibility to update such views. These views may not be relied on as investment advice and, because investment decisions for a Fidelity fund are based on numerous factors, may not be relied on as an indication of trading intent on behalf of any Fidelity fund.

Annual Report

China Region

Investment Changes

Asset Allocation
	% of fund's net assets	% of fund's net assets 6 months ago
Stocks	88.0	89.0
Short-Term Investments and Net Other Assets	12.0	11.0
Top Ten Stocks as of October 31, 2006
	% of fund's net assets	% of fund's net assets 6 months ago
HSBC Holdings PLC (Hong Kong) (Reg.) (Commercial Banks)	9.3	8.3
Taiwan Semiconductor Manufacturing Co. Ltd. (Semiconductors & Semiconductor Equipment)	5.1	4.8
Hon Hai Precision Industry Co. Ltd. (Foxconn) (Electronic Equipment & Instruments)	4.6	4.1
Cheung Kong Holdings Ltd. (Real Estate Management & Development)	3.5	3.5
Hutchison Whampoa Ltd. (Industrial Conglomerates)	3.3	3.3
China Mobile (Hong Kong) Ltd. (Wireless Telecommunication Services)	3.1	2.5
Li & Fung Ltd. (Distributors)	3.1	2.1
Hong Kong & China Gas Co. Ltd. (Gas Utilities)	2.8	3.0
Bank of East Asia Ltd. (Commercial Banks)	2.4	1.8
Foxconn International Holdings Ltd. (Communications Equipment)	2.1	1.3
	39.3
Market Sectors as of October 31, 2006
	% of fund's net assets	% of fund's net assets 6 months ago
Financials	31.8	28.7
Information Technology	25.3	23.9
Consumer Discretionary	7.7	10.2
Energy	4.8	5.0
Telecommunication Services	4.2	4.4
Utilities	4.2	4.4
Industrials	3.9	6.2
Consumer Staples	3.7	3.5
Materials	2.4	2.7
Health Care	0.0	0.0

Annual Report

China Region

Investments October 31, 2006

Showing Percentage of Net Assets

Common Stocks - 88.0%
	Shares	Value (Note 1)
CONSUMER DISCRETIONARY - 7.7%
Auto Components - 0.1%
Tong Yang Industry Co. Ltd.	937,736	$ 681,219
Distributors - 3.1%
Li & Fung Ltd.	8,668,600	22,682,458
Hotels, Restaurants & Leisure - 2.5%
Cafe de Coral Holdings Ltd.	4,312,000	6,742,005
Hong Kong & Shanghai Hotels Ltd.	2,878,996	3,997,989
Mandarin Oriental International Ltd.	1,235,000	1,766,050
Shangri-La Asia Ltd.	2,674,000	5,803,775
		18,309,819
Household Durables - 0.4%
Basso Industry Corp. Ltd.	1,047,160	1,188,412
Merry Electronics Co. Ltd.	549,939	1,690,845
		2,879,257
Leisure Equipment & Products - 0.4%
Li Ning Co. Ltd.	2,124,000	2,512,575
Media - 1.0%
Hong Kong Economic Time Holdings Ltd.	4,572,000	1,346,227
Television Broadcasts Ltd.	1,082,000	6,204,958
		7,551,185
Specialty Retail - 0.2%
Esprit Holdings Ltd.	167,000	1,616,919
TOTAL CONSUMER DISCRETIONARY		56,233,432
CONSUMER STAPLES - 3.7%
Beverages - 0.5%
Dynasty Fine Wines Group Ltd.	2,366,000	912,668
Yantai Changyu Pioneer Wine Co. (B Shares)	706,263	2,406,518
		3,319,186
Food & Staples Retailing - 2.1%
Convenience Retail Asia Ltd.	962,200	368,687
Dairy Farm International Holdings Ltd.	4,431,600	13,915,224
Lianhua Supermarket Holdings Co. (H Shares)	949,000	1,205,591
		15,489,502
Food Products - 1.1%
China Mengniu Dairy Co. Ltd.	4,535,000	8,245,242
TOTAL CONSUMER STAPLES		27,053,930
ENERGY - 4.8%
Energy Equipment & Services - 0.1%
China Oilfield Services Ltd. (H Shares)	2,034,000	1,142,902
Oil, Gas & Consumable Fuels - 4.7%
China Shenhua Energy Co. Ltd. (H Shares)	3,349,500	5,891,730
CNOOC Ltd.	14,266,500	11,958,180

	Shares	Value (Note 1)
PetroChina Co. Ltd. (H Shares)	14,100,000	$ 15,564,990
S-Oil Corp.	14,940	1,019,519
		34,434,419
TOTAL ENERGY		35,577,321
FINANCIALS - 31.8%
Commercial Banks - 19.0%
Bank of East Asia Ltd.	3,707,307	17,709,003
BOC Hong Kong Holdings Ltd.	3,933,000	8,799,336
China Merchants Bank Co. Ltd. (H Shares) (a)	1,673,500	2,612,288
DBS Group Holdings Ltd.	435,000	5,697,958
Hang Seng Bank Ltd.	572,800	7,298,832
HSBC Holdings PLC (Hong Kong) (Reg.)	3,594,421	68,631,877
Industrial & Commercial Bank of China	1,872,000	837,649
Mega Financial Holding Co. Ltd.	1,479,000	1,045,442
Standard Chartered PLC:
(Hong Kong)	395,370	11,143,484
(United Kingdom)	238,841	6,719,941
Wing Hang Bank Ltd.	519,500	5,049,915
Wing Lung Bank Ltd.	443,600	4,220,851
		139,766,576
Diversified Financial Services - 0.9%
First Pacific Co. Ltd.	8,184,000	4,114,519
Jardine Matheson Holdings Ltd.	123,200	2,464,000
		6,578,519
Insurance - 2.7%
AXA Asia Pacific Holdings Ltd.	538,150	2,774,615
Cathay Financial Holding Co. Ltd.	3,717,943	7,228,555
China Life Insurance Co. Ltd. (H Shares)	2,196,000	4,625,120
Shin Kong Financial Holding Co. Ltd.	5,772,980	5,116,070
		19,744,360
Real Estate Investment Trusts - 0.3%
Champion (REIT)	5,029,000	2,496,006
Real Estate Management & Development - 8.9%
Cheung Kong Holdings Ltd.	2,364,000	25,715,476
Greentown China Holdings Ltd. (a)	825,000	1,132,927
Guangzhou Investment Co. Ltd.	14,372,000	2,771,949
Hang Lung Group Ltd.	185,000	472,419
Henderson Investment Ltd.	1,295,000	2,317,852
Hong Kong Land Holdings Ltd.	1,483,000	5,576,080
Hysan Development Co. Ltd.	1,219,000	3,072,108
Shun Tak Holdings Ltd.	1,981,000	2,618,511
Sun Hung Kai Properties Ltd.	722,021	7,895,886
Swire Pacific Ltd. (A Shares)	1,182,000	12,485,380
Wharf Holdings Ltd.	366,685	1,244,726
		65,303,314
TOTAL FINANCIALS		233,888,775
Common Stocks - continued
	Shares	Value (Note 1)
HEALTH CARE - 0.0%
Health Care Equipment & Supplies - 0.0%
Mindray Medical International Ltd. sponsored ADR	3,100	$ 56,110
INDUSTRIALS - 3.9%
Electrical Equipment - 0.0%
Suntech Power Holdings Co. Ltd. sponsored ADR	4,200	109,200
Industrial Conglomerates - 3.3%
Hutchison Whampoa Ltd.	2,724,500	24,172,003
Machinery - 0.4%
King Slide Works Co. Ltd.	521,400	2,742,556
Transportation Infrastructure - 0.2%
Hopewell Holdings Ltd.	454,000	1,348,480
TOTAL INDUSTRIALS		28,372,239
INFORMATION TECHNOLOGY - 25.3%
Communications Equipment - 2.7%
AAC Acoustic Technology Holdings, Inc. (a)	2,016,000	2,343,342
Foxconn International Holdings Ltd. (a)	4,754,000	15,801,432
ZTE Corp. (H Shares)	567,000	2,099,676
		20,244,450
Computers & Peripherals - 4.7%
ASUSTeK Computer, Inc.	2,793,351	6,803,399
Catcher Technology Co. Ltd.	1,153,789	9,981,536
High Tech Computer Corp.	628,208	15,622,354
Wistron Corp.	1,637,655	1,900,519
		34,307,808
Electronic Equipment & Instruments - 8.0%
AU Optronics Corp.	5,400,994	7,293,580
Chroma ATE, Inc.	2,288,714	2,521,552
Everfocus Electronics Co. Ltd.	989,280	784,267
Hon Hai Precision Industry Co. Ltd. (Foxconn)	5,173,953	33,609,250
Kingboard Chemical Holdings Ltd.	1,765,800	6,277,885
Nan Ya Printed Circuit Board Corp.	520,000	3,362,170
Phoenix Precision Technology Corp.	1,845,654	1,966,658
Yageo Corp. (a)	7,582,000	2,788,256
		58,603,618
Semiconductors & Semiconductor Equipment - 9.9%
Advanced Semiconductor Engineering, Inc.	8,634,690	8,003,518
Holtek Semiconductor, Inc.	1,006,335	2,026,320
King Yuan Electronics Co. Ltd.	4,344,780	3,077,689
Macronix International Co. Ltd. (a)	3,202,000	1,081,007
MediaTek, Inc.	816,200	7,983,629
MJC Probe, Inc. (a)	348,700	830,363
Powertech Technology, Inc.	492,000	1,419,274
Siliconware Precision Industries Co. Ltd.	7,653,756	9,735,901

	Shares	Value (Note 1)
Taiwan Semiconductor Manufacturing Co. Ltd.	20,264,513	$ 37,261,049
United Microelectronics Corp.	2,586,728	1,446,384
		72,865,134
TOTAL INFORMATION TECHNOLOGY		186,021,010
MATERIALS - 2.4%
Chemicals - 2.2%
Formosa Chemicals & Fibre Corp.	819,365	1,249,732
Nan Ya Plastics Corp.	5,421,690	7,844,495
Taiwan Fertilizer Co. Ltd.	4,175,000	6,795,780
		15,890,007
Containers & Packaging - 0.2%
Vision Grande Group Holdings Ltd.	2,106,000	1,814,303
TOTAL MATERIALS		17,704,310
TELECOMMUNICATION SERVICES - 4.2%
Wireless Telecommunication Services - 4.2%
China Mobile (Hong Kong) Ltd.	2,794,500	22,791,942
Far EasTone Telecommunications Co. Ltd.	5,565,685	6,375,163
SmarTone Telecommunications Holdings Ltd.	1,997,500	1,913,462
		31,080,567
UTILITIES - 4.2%
Electric Utilities - 0.8%
Cheung Kong Infrastructure Holdings Ltd.	1,878,000	5,626,369
Gas Utilities - 2.9%
Hong Kong & China Gas Co. Ltd.	8,915,400	20,427,973
Xinao Gas Holdings Ltd.	492,000	495,340
		20,923,313
Independent Power Producers & Energy Traders - 0.5%
China Resources Power Holdings Co. Ltd.	3,208,000	4,001,131
TOTAL UTILITIES		30,550,813
TOTAL COMMON STOCKS (Cost $490,760,110)		646,538,507
Money Market Funds - 12.2%
	Shares	Value (Note 1)
Fidelity Cash Central Fund, 5.34% (b) (Cost $89,849,746)	89,849,746	$ 89,849,746
TOTAL INVESTMENT PORTFOLIO - 100.2% (Cost $580,609,856)		736,388,253
NET OTHER ASSETS - (0.2)%		(1,594,840)
NET ASSETS - 100%		$ 734,793,413
Legend
(a) Non-income producing

(b) Affiliated fund that is available only to investment companies and other accounts managed by Fidelity Investments. The rate quoted is the annualized seven-day yield of the fund at period end. A complete unaudited listing of the fund's holdings as of its most recent quarter end is available upon request.

Affiliated Central Funds
Information regarding fiscal year to date income earned by the Fund from investments in Fidelity Central Funds is as follows:
Fund	Income earned
Fidelity Cash Central Fund	$ 2,109,223

Annual Report

See accompanying notes which are an integral part of the financial statements.

China Region

Financial Statements

Statement of Assets and Liabilities

October 31, 2006

Assets
Investment in securities, at value - See accompanying schedule: Unaffiliated issuers (cost $490,760,110)	$ 646,538,507
Fidelity Central Funds (cost $89,849,746)	89,849,746
Total Investments (cost $580,609,856)		$ 736,388,253
Foreign currency held at value (cost $4,770)		4,785
Receivable for investments sold		3,622,055
Receivable for fund shares sold		2,365,261
Dividends receivable		271,087
Interest receivable		361,337
Other receivables		64,825
Total assets		743,077,603

Liabilities
Payable for investments purchased	$ 6,772,702
Payable for fund shares redeemed	806,907
Accrued management fee	421,410
Other affiliated payables	166,956
Other payables and accrued expenses	116,215
Total liabilities		8,284,190

Net Assets		$ 734,793,413
Net Assets consist of:
Paid in capital		$ 561,055,125
Undistributed net investment income		10,481,257
Accumulated undistributed net realized gain (loss) on investments and foreign currency transactions		7,478,945
Net unrealized appreciation (depreciation) on investments and assets and liabilities in foreign currencies		155,778,086
Net Assets, for 32,029,190 shares outstanding		$ 734,793,413
Net Asset Value, offering price and redemption price per share ($734,793,413 ÷ 32,029,190 shares)		$ 22.94

Statement of Operations

Year ended October 31, 2006

Investment Income
Dividends		$ 16,186,238
Interest		889
Income from Fidelity Central Funds		2,109,223
		18,296,350
Less foreign taxes withheld		(1,314,592)
Total income		16,981,758

Expenses
Management fee	$ 3,955,481
Transfer agent fees	1,431,153
Accounting fees and expenses	269,407
Custodian fees and expenses	501,269
Independent trustees' compensation	2,038
Registration fees	67,645
Audit	64,768
Legal	7,476
Miscellaneous	4,208
Total expenses before reductions	6,303,445
Expense reductions	(344,112)	5,959,333
Net investment income (loss)		11,022,425
Realized and Unrealized Gain (Loss) Net realized gain (loss) on:
Investment securities:
Unaffiliated issuers	17,196,356
Foreign currency transactions	(65,796)
Total net realized gain (loss)		17,130,560
Change in net unrealized appreciation (depreciation) on: Investment securities	105,874,055
Assets and liabilities in foreign currencies	(354)
Total change in net unrealized appreciation (depreciation)		105,873,701
Net gain (loss)		123,004,261
Net increase (decrease) in net assets resulting from operations		$ 134,026,686

Annual Report

See accompanying notes which are an integral part of the financial statements.

China Region
Financial Statements - continued

Statement of Changes in Net Assets

	Year ended October 31, 2006	Year ended October 31, 2005
Increase (Decrease) in Net Assets
Operations
Net investment income (loss)	$ 11,022,425	$ 7,344,399
Net realized gain (loss)	17,130,560	12,847,382
Change in net unrealized appreciation (depreciation)	105,873,701	18,616,807
Net increase (decrease) in net assets resulting from operations	134,026,686	38,808,588
Distributions to shareholders from net investment income	(4,953,820)	(4,953,877)
Share transactions Proceeds from sales of shares	370,937,196	167,800,419
Reinvestment of distributions	4,673,740	4,707,630
Cost of shares redeemed	(167,183,904)	(105,619,907)
Net increase (decrease) in net assets resulting from share transactions	208,427,032	66,888,142
Redemption fees	388,530	158,224
Total increase (decrease) in net assets	337,888,428	100,901,077

Net Assets
Beginning of period	396,904,985	296,003,908
End of period (including undistributed net investment income of $10,481,257 and undistributed net investment income of $6,428,926, respectively)	$ 734,793,413	$ 396,904,985
Other Information Shares
Sold	17,430,982	9,516,821
Issued in reinvestment of distributions	249,399	279,550
Redeemed	(8,027,624)	(6,064,944)
Net increase (decrease)	9,652,757	3,731,427

Financial Highlights

Years ended October 31,	2006	2005	2004	2003	2002
Selected Per-Share Data
Net asset value, beginning of period	$ 17.74	$ 15.88	$ 15.14	$ 11.16	$ 11.27
Income from Investment Operations
Net investment income (loss) C	.42	.36	.25	.25	.19
Net realized and unrealized gain (loss)	4.99	1.75	.73	3.91	(.15)
Total from investment operations	5.41	2.11	.98	4.16	.04
Distributions from net investment income	(.22)	(.26)	(.26)	(.19)	(.16)
Redemption fees added to paid in capital C	.01	.01	.02	.01	.01
Net asset value, end of period	$ 22.94	$ 17.74	$ 15.88	$ 15.14	$ 11.16
Total Return A, B	30.83%	13.44%	6.71%	37.91%	.23%
Ratios to Average Net Assets D, F
Expenses before reductions	1.14%	1.16%	1.22%	1.30%	1.32%
Expenses net of fee waivers, if any	1.14%	1.16%	1.22%	1.30%	1.32%
Expenses net of all reductions	1.08%	1.12%	1.22%	1.30%	1.31%
Net investment income (loss)	1.99%	2.04%	1.64%	2.07%	1.52%
Supplemental Data
Net assets, end of period (000 omitted)	$ 734,793	$ 396,905	$ 296,004	$ 231,654	$ 110,359
Portfolio turnover rate E	36%	44%	101%	39%	53%

A Total returns would have been lower had certain expenses not been reduced during the periods shown. B Total returns do not include the effect of the former sales charges. C Calculated based on average shares outstanding during the period. D Fees and expenses of the underlying Fidelity Central Funds are not included in the Fund's expense ratio. The Fund indirectly bears its proportionate share of the expense of any underlying Fidelity Central Funds. E Amount does not include the portfolio activity of any underlying Fidelity Central Funds. F Expense ratios reflect operating expenses of the Fund. Expenses before reductions do not reflect amounts reimbursed by the investment adviser or reductions from brokerage service arrangements or other expense offset arrangements and do not represent the amount paid by the Fund during periods when reimbursements or reductions occur. Expenses net of fee waivers reflect expenses after reimbursement by the investment adviser but prior to reductions from brokerage service arrangements or other expense offset arrangements. Expenses net of all reductions represent the net expenses paid by the Fund.

Annual Report

See accompanying notes which are an integral part of the financial statements.

Emerging Markets

Performance: The Bottom Line

Average annual total return reflects the change in the value of an investment, assuming reinvestment of the fund's dividend income and capital gains (the profits earned upon the sale of securities that have grown in value) and assuming a constant rate of performance each year. The $10,000 table and the fund's returns do not reflect the deduction of taxes that a shareholder would pay on fund distributions or the redemption of fund shares. During periods of reimbursement by Fidelity, a fund's total returns will be greater than it would be had the reimbursement not occurred. How a fund did yesterday is no guarantee of how it will do tomorrow.

Average Annual Total Returns

Periods ended October 31, 2006	Past 1 year	Past 5 years	Past 10 years
Fidelity Emerging Markets Fund	41.96%	28.67%	3.76%

$10,000 Over 10 Years

Let's say hypothetically that $10,000 was invested in Fidelity Emerging Markets Fund on October 31, 1996. The chart shows how the value of your investment would have changed, and also shows how the MSCI Emerging Markets Index performed over the same period.

Annual Report

Emerging Markets

Management's Discussion of Fund Performance

Comments from Robert von Rekowsky, Portfolio Manager of Fidelity® Emerging Markets Fund

The 12-month period ending October 31, 2006, was volatile for emerging-markets stocks. On the whole, they rose sharply early on thanks to steady global economic growth, plunged at the period's midpoint after inflation concerns grew, and rallied in the final quarter when evidence suggested inflation fears were overblown. The performance benchmark of emerging markets - the Morgan Stanley Capital InternationalSM (MSCI) Emerging Markets Index - gained 35.42% for the one-year time frame, but lost 1.71% in the final six months of the period. If the benchmark can hold on to these gains through the end of 2006, it would mark the fourth consecutive calendar year that it's put up a double-digit positive return. But anything can happen given the volatility inherent in this asset class. On a country-level basis for the past year, Indonesia, Hong Kong, China and Russia were among the best performers. Israel was weak, however, pressured by military conflicts in the region, while Argentina was one of the only benchmark constituents with a negative return.

The fund returned 41.96% during the past year, handily beating the MSCI Emerging Markets index. The fund was helped versus the index by its positioning in all market sectors except for consumer staples, where our stock selection hurt a bit. The strongest contributions were made by industrials, materials, information technology and consumer discretionary - all mainly due to favorable stock picking. On a geographical basis, our holdings in Taiwan, Russia and South Korea helped the fund's returns. Conversely, stock selection in South Africa dampened performance, as did underweighting India and China. A modest cash position also hurt in a strongly rising market. Among individual holdings, contributors included two Russian producers of natural gas, Gazprom and Novatek. Taiwan-based High Tech Computer also helped performance, along with Hong Kong-listed Foxconn International Holdings, a contract manufacturer of wireless handsets. Lastly, two nickel producers, Russia's MMC Norilsk Nickel and Aneka Tambang, based in Indonesia, both posted triple-digit gains. Conversely, not owning China Life Insurance hurt, as the stock almost tripled in value. Korea-based Kookmin Bank and Reliance Industries, an Indian energy company, both were underweighted index components that did well and therefore hurt our results versus the benchmark. The fund did not own Reliance Industries at period end. Meanwhile, Israeli holding Orckit Communications suffered from slower-than-expected customer growth.

The views expressed above reflect those of the portfolio manager(s) only through the end of the period as stated on the cover of this report and do not necessarily represent the views of Fidelity or any other person in the Fidelity organization. Any such views are subject to change at any time based upon market or other conditions and Fidelity disclaims any responsibility to update such views. These views may not be relied on as investment advice and, because investment decisions for a Fidelity fund are based on numerous factors, may not be relied on as an indication of trading intent on behalf of any Fidelity fund.

Annual Report

Emerging Markets

Investment Changes

Asset Allocation
	% of fund's net assets	% of fund's net assets 6 months ago
Stocks	98.3	97.5
Short-Term Investments and Net Other Assets	1.7	2.5
Top Ten Stocks as of October 31, 2006
	% of fund's net assets	% of fund's net assets 6 months ago
Samsung Electronics Co. Ltd. (Korea (South), Semiconductors & Semiconductor Equipment)	4.3	4.6
OAO Gazprom sponsored ADR (Russia, Oil, Gas & Consumable Fuels)	3.9	1.5
America Movil SA de CV Series L sponsored ADR (Mexico, Wireless Telecommunication Services)	3.1	2.2
Petroleo Brasileiro SA Petrobras (PN) (non-vtg.) (Brazil, Oil, Gas & Consumable Fuels)	2.5	2.8
Lukoil Oil Co. sponsored ADR (Russia, Oil, Gas & Consumable Fuels)	2.2	2.5
Hon Hai Precision Industry Co. Ltd. (Foxconn) (Taiwan, Electronic Equipment & Instruments)	1.8	1.4
China Mobile (Hong Kong) Ltd. (Hong Kong, Wireless Telecommunication Services)	1.7	1.0
Taiwan Semiconductor Manufacturing Co. Ltd. (Taiwan, Semiconductors & Semiconductor Equipment)	1.4	1.6
Sasol Ltd. (South Africa, Oil, Gas & Consumable Fuels)	1.4	1.5
MTN Group Ltd. (South Africa, Wireless Telecommunication Services)	1.2	1.1
	23.5
Market Sectors as of October 31, 2006
	% of fund's net assets	% of fund's net assets 6 months ago
Energy	18.6	17.8
Financials	16.9	16.5
Information Technology	15.7	14.9
Materials	12.0	14.5
Telecommunication Services	9.5	7.4
Industrials	9.4	7.7
Consumer Discretionary	9.3	11.3
Consumer Staples	3.1	2.7
Utilities	2.1	2.3
Health Care	1.7	2.4

Annual Report

Emerging Markets

Investments October 31, 2006

Showing Percentage of Net Assets

Common Stocks - 98.1%
	Shares	Value (Note 1)
Argentina - 0.5%
Banco Macro SA sponsored ADR	146,900	$ 3,321,409
Inversiones y Representaciones SA sponsored GDR (a)(d)	831,300	11,945,781
TOTAL ARGENTINA		15,267,190
Austria - 0.7%
C.A.T. oil AG Bearer	146,840	3,206,869
CA Immo International AG	83,400	1,500,970
Raiffeisen International Bank Holding AG (d)	96,500	11,042,424
voestalpine AG	136,900	6,456,612
TOTAL AUSTRIA		22,206,875
Bermuda - 1.5%
Aquarius Platinum Ltd. (Australia)	837,300	15,556,699
Central European Media Enterprises Ltd. Class A (a)	192,200	14,188,204
Credicorp Ltd. (NY Shares)	238,800	10,077,360
Emperor International Holding Ltd.	10,862,000	2,541,897
Sinochem Hong Kong Holding Ltd.	10,799,900	3,763,273
TOTAL BERMUDA		46,127,433
Brazil - 11.3%
Banco Bradesco SA (PN)	921,600	32,692,910
Banco Itau Holding Financeira SA (PN) (non-vtg.)	166,600	5,482,782
Banco Nossa Caixa SA	460,800	10,970,096
Brascan Residential Properties SA	416,600	3,346,810
Companhia de Saneamento de Minas Minas Gerais	738,100	6,891,461
Companhia Vale do Rio Doce (PN-A) sponsored ADR (non-vtg.)	1,532,400	33,283,728
CSU Cardsystem SA sponsored ADR (e)	80,000	1,390,004
Cyrela Brazil Realty SA	780,100	15,740,458
Guararapes Confeccoes SA	34,700	1,507,286
Klabin SA (PN) (non-vtg.)	3,309,900	7,142,334
Localiza Rent a Car SA	446,500	11,094,722
Lojas Americanas SA	130,283,400	6,024,314
Lojas Renner SA	1,355,900	16,909,169
Medial Saude SA	240,000	2,432,508
NET Servicos de Communicacao SA sponsored ADR (d)	992,866	9,978,303
Petroleo Brasileiro SA Petrobras:
(PN) (non-vtg.)	1,668,000	33,500,234
(PN) sponsored ADR (non-vtg.)	520,500	42,139,680
sponsored ADR	243,000	21,568,680
Submarino SA	358,700	7,323,109
TAM SA:
(PN) (ltd.-vtg.)	430,300	13,103,951
(PN) sponsored ADR (ltd. vtg.)	108,500	3,314,675
Uniao de Bancos Brasileiros SA (Unibanco):
unit	1,034,200	8,168,296

	Shares	Value (Note 1)
GDR	235,400	$ 18,537,750
Usinas Siderurgicas de Minas Gerais SA (Usiminas) (PN-A) (non-vtg.)	424,300	14,405,589
Votorantim Celulose e Papel SA sponsored ADR (non-vtg.)	651,800	11,895,350
TOTAL BRAZIL		338,844,199
British Virgin Islands - 0.1%
Equator Exploration Ltd. (a)	1,069,500	1,224,043
Titanium Resources Group Ltd.	1,364,400	1,613,608
TOTAL BRITISH VIRGIN ISLANDS		2,837,651
Canada - 0.8%
Addax Petroleum Corp.	161,300	3,711,200
AUR Resources, Inc.	259,400	5,023,254
Falcon Oil & Gas Ltd. (a)	1,282,800	3,279,416
First Quantum Minerals Ltd.	122,500	6,999,844
SXR Uranium One, Inc. (a)	564,460	6,417,540
TOTAL CANADA		25,431,254
Cayman Islands - 1.6%
Agile Property Holdings Ltd.	12,450,000	11,013,732
Foxconn International Holdings Ltd. (a)	4,375,400	14,543,035
Lee & Man Paper Manufacturing Ltd.	5,130,000	10,422,003
Primeline Energy Holdings, Inc. (a)	767,500	991,293
Primeline Energy Holdings, Inc. warrants 4/4/08 (a)	383,750	110,311
Shui On Land Ltd.	4,312,500	3,327,033
SinoCom Software Group Ltd.	17,898,000	3,521,054
Xinao Gas Holdings Ltd.	4,598,500	4,629,720
TOTAL CAYMAN ISLANDS		48,558,181
China - 2.7%
Beijing Capital International Airport Co. Ltd. (H Shares)	7,257,200	4,656,358
China Gas Holdings Ltd.	13,903,100	2,449,114
China Petroleum & Chemical Corp. (H Shares)	38,586,900	26,767,732
China Shenhua Energy Co. Ltd. (H Shares)	7,618,600	13,401,025
First Tractor Co. Ltd. (H Shares) (a)	8,104,800	1,792,452
Guangzhou R&F Properties Co. Ltd. (H Shares)	3,488,000	5,695,829
Home Inns & Hotels Management, Inc. sponsored ADR	3,300	80,982
Industrial & Commercial Bank of China	3,824,000	1,711,094
Li Ning Co. Ltd.	2,502,000	2,959,728
Mindray Medical International Ltd. sponsored ADR	102,700	1,858,870
Parkson Retail Group Ltd.	1,124,000	4,668,158
Ping An Insurance (Group) Co. of China, Ltd. (H Shares)	2,229,500	7,754,459
Common Stocks - continued
	Shares	Value (Note 1)
China - continued
Xiamen International Port Co. Ltd. (H Shares)	6,624,400	$ 1,541,707
Yantai Changyu Pioneer Wine Co. (B Shares)	1,408,650	4,799,828
TOTAL CHINA		80,137,336
Colombia - 0.2%
BanColombia SA sponsored ADR	196,900	6,019,233
Cyprus - 0.2%
Urals Energy Public Co. Ltd. (a)	408,130	3,036,181
XXI Century Investments Public Ltd.	250,400	2,686,714
TOTAL CYPRUS		5,722,895
Czech Republic - 0.9%
Ceske Energeticke Zavody AS	666,400	26,352,837
Egypt - 1.6%
Commercial International Bank Ltd. sponsored GDR	836,250	7,501,163
Eastern Tobacco Co.	38,245	1,900,646
Orascom Construction Industries SAE:
GDR	124,312	10,852,438
GDR (e)	16,120	1,407,276
Orascom Hotels & Development (OHD) (a)	1,089,657	6,948,345
Orascom Telecom SAE GDR	320,299	18,032,834
TOTAL EGYPT		46,642,702
Finland - 0.1%
YIT-Yhtyma OY	119,050	2,960,092
Hong Kong - 3.2%
Chaoda Modern Agriculture (Holdings) Ltd.	21,888,100	13,255,793
China Mobile (Hong Kong) Ltd.	6,289,700	51,298,793
China Resources Power Holdings Co. Ltd.	1,822,000	2,272,463
CNOOC Ltd.	24,521,600	20,554,005
Hopson Development Holdings Ltd.	1,462,000	3,184,473
Kerry Properties Ltd.	1,644,300	6,067,918
TOTAL HONG KONG		96,633,445
Hungary - 1.3%
MOL Hungarian Oil and Gas Series A (For. Reg.)	244,072	24,286,963
Richter Gedeon Ltd.	70,800	14,853,755
TOTAL HUNGARY		39,140,718
India - 5.1%
Apollo Hospitals Enterprise Ltd.	206,342	2,036,318
Bank of India	1,080,094	4,174,183
Bharat Forge Ltd.	841,802	6,723,922
Bharti Airtel Ltd. (a)	1,494,776	19,201,483
Crompton Greaves Ltd.	1,319,770	7,018,991
Federal Bank Ltd.	113,158	549,290

	Shares	Value (Note 1)
Federal Bank Ltd.:
GDR	249,942	$ 1,210,368
GDR (e)	337,300	1,633,408
Gujarat Ambuja Cement Ltd.	2,585,865	6,764,006
HCL Technologies Ltd.	595,598	8,251,790
Indian Overseas Bank	2,102,400	5,640,254
ITC Ltd.	1,500	6,345
Jaiprakash Associates Ltd.	992,446	12,867,332
Larsen & Toubro Ltd.	292,798	8,553,195
Nagarjuna Construction Co. Ltd.	1,345,260	5,347,199
Pantaloon Retail India Ltd.	105,500	5,107,497
Punj Lloyd Ltd.	171,401	2,876,271
Rolta India Ltd.	506,544	2,552,454
Rolta India Ltd. sponsored GDR (e)	242,105	1,157,262
Satyam Computer Services Ltd.	1,302,100	12,748,522
Sintex Industries Ltd.	710,885	3,063,832
State Bank of India	453,592	13,331,687
Suzlon Energy Ltd.	159,626	4,648,414
UTI Bank Ltd.	591,700	5,741,808
Wipro Ltd.	875,034	10,485,993
TOTAL INDIA		151,691,824
Indonesia - 2.2%
PT Aneka Tambang Tbk	19,795,400	15,100,152
PT Bakrie & Brothers Tbk (a)	348,233,500	5,924,265
PT Bank Mandiri Persero Tbk	20,295,500	6,070,137
PT Bank Niaga Tbk	44,907,500	4,288,154
PT Bank Rakyat Indonesia Tbk	16,661,000	8,960,441
PT Medco Energi International Tbk	19,903,500	7,263,624
PT Perusahaan Gas Negara Tbk Series B	13,681,800	17,119,076
TOTAL INDONESIA		64,725,849
Ireland - 0.1%
Dragon Oil plc (a)	526,500	1,576,749
Israel - 1.8%
Bank Hapoalim BM (Reg.)	3,380,245	16,845,863
Israel Chemicals Ltd.	2,781,900	15,888,203
Ituran Location & Control Ltd.	238,300	4,113,058
Orckit Communications Ltd. (a)	524,600	4,522,052
Ormat Industries Ltd.	367,200	3,809,464
Orpak Systems Ltd.	832,800	2,438,449
RADWARE Ltd. (a)	401,300	5,858,980
Teva Pharmaceutical Industries Ltd. sponsored ADR	45,000	1,483,650
TOTAL ISRAEL		54,959,719
Kazakhstan - 0.1%
Kazkommertsbank JSC sponsored GDR (a)	192,000	3,430,963
Korea (South) - 16.5%
Celrun Co. Ltd. (a)	455,590	3,094,481
Daegu Bank Co. Ltd.	887,510	14,693,712
Common Stocks - continued
	Shares	Value (Note 1)
Korea (South) - continued
Daewoo Shipbuilding & Marine Engineering Co. Ltd.	405,690	$ 13,045,796
Hanjin Heavy Industries & Construction Co. Ltd.	419,810	12,408,282
Hynix Semiconductor, Inc. (a)	279,950	10,161,089
Hyundai Department Store Co. Ltd.	139,423	11,674,683
Hyundai Engineering & Construction Co. Ltd. (a)	220,120	12,311,296
Hyundai Mipo Dockyard Co. Ltd.	79,913	10,601,348
Hyundai Mobis	41,500	4,052,001
Hyundai Motor Co.	217,360	17,670,224
Industrial Bank of Korea	675,680	11,832,014
Kookmin Bank	310,570	24,687,379
Korea Zinc Co. Ltd.	109,750	12,113,553
Korean Air Lines Co. Ltd.	198,000	7,039,530
Kyeryong Construction Industrial Co. Ltd.	338,240	13,856,257
LG Engineering & Construction Co. Ltd.	217,290	16,903,529
LG Household & Health Care Ltd.	70,588	6,517,541
Macquarie Korea Infrastructure Fund:
GDR (e)	567,100	3,799,570
GDR	866,800	5,807,560
MegaStudy Co. Ltd.	101,769	12,366,724
NHN Corp.	177,311	17,594,663
ON*Media Corp.	207,200	1,682,228
POSCO	79,480	22,057,852
Samsung Electronics Co. Ltd.	197,875	128,311,553
Samsung Heavy Industries Ltd.	743,480	19,923,440
Shinhan Financial Group Co. Ltd.	604,710	27,884,997
SK Corp.	369,690	27,111,242
Taewoong Co. Ltd.	200,258	5,536,449
Woong Jin.Com Co. Ltd.	340,580	6,795,332
Woori Finance Holdings Co. Ltd.	616,760	13,189,396
YBM Sisa.com, Inc.	115,587	2,496,359
TOTAL KOREA (SOUTH)		497,220,080
Lebanon - 0.2%
Solidere GDR	333,800	6,151,934
Luxembourg - 1.5%
Evraz Group SA:
GDR (e)	66,100	1,711,990
GDR	497,300	12,880,070
Orco Property Group (d)	80,500	9,833,194
Tenaris SA sponsored ADR	537,100	20,726,689
TOTAL LUXEMBOURG		45,151,943
Malaysia - 0.5%
Genting BHD	1,036,600	7,591,800
Lion Diversified Holdings BHD	3,169,000	4,555,031
Steppe Cement Ltd. (a)	983,900	3,565,900
TOTAL MALAYSIA		15,712,731

	Shares	Value (Note 1)
Mexico - 6.8%
America Movil SA de CV Series L sponsored ADR	2,169,600	$ 93,010,752
Cemex SA de CV sponsored ADR	834,118	25,640,787
Fomento Economico Mexicano SA de CV sponsored ADR	186,300	18,013,347
Grupo Famsa SA de CV Series A	1,122,800	3,601,897
Grupo Mexico SA de CV Series B	6,149,025	21,498,288
Urbi, Desarrollos Urbanos, SA de CV (a)	5,562,100	17,046,522
Wal-Mart de Mexico SA de CV Series V	7,592,274	26,452,416
TOTAL MEXICO		205,264,009
Netherlands - 0.1%
Plaza Centers NV	775,400	2,706,708
Oman - 0.1%
BankMuscat SAOG sponsored GDR (e)	369,325	4,228,771
Pakistan - 0.2%
MCB Bank Ltd.	330,600	1,496,532
MCB Bank Ltd. unit (a)(e)	167,300	3,110,107
TOTAL PAKISTAN		4,606,639
Panama - 0.2%
Copa Holdings SA Class A	165,300	6,264,870
Philippines - 0.8%
Ayala Corp.	459,000	4,512,640
Jollibee Food Corp.	658,900	522,202
Philippine Long Distance Telephone Co.	335,390	15,881,228
Robinsons Land Corp.	12,015,000	3,495,536
TOTAL PHILIPPINES		24,411,606
Poland - 0.2%
Globe Trade Centre SA (a)	615,500	6,784,943
Romania - 0.1%
Banca Transilvania SA	8,506,974	3,456,990
Russia - 11.8%
AO Tatneft sponsored ADR	119,800	11,021,600
Cherkizovo Group OJSC:
GDR (a)	62,000	961,000
GDR (a)(e)	256,400	3,974,200
Gazprom Neft sponsored ADR	140,700	2,905,455
JSC MMC 'Norilsk Nickel' sponsored ADR	231,100	34,433,900
Lukoil Oil Co. sponsored ADR	818,640	66,882,888
Magnit OAO	45,300	1,494,900
Novatek JSC:
GDR	48,400	2,816,880
GDR (e)	268,500	15,626,700
Novolipetsk Iron & Steel Corp. sponsored GDR (e)	285,000	5,985,000
OAO Gazprom sponsored ADR	2,740,406	116,741,296
OAO TMK (a)	1,345,400	8,492,838
OAO TMK unit	59,000	1,489,750
RBC Information Systems Jsc (a)	570,500	6,104,350
Common Stocks - continued
	Shares	Value (Note 1)
Russia - continued
Sberbank (Savings Bank of the Russian Federation)	1,400	$ 3,150,000
Sberbank (Savings Bank of the Russian Federation) GDR	114,400	28,473,931
Sistema JSFC sponsored:
GDR (e)	561,500	14,879,750
GDR	54,300	1,438,950
Vimpel Communications sponsored ADR (a)(d)	346,600	22,872,134
VSMPO-Avisma Corp.	17,100	3,898,800
TOTAL RUSSIA		353,644,322
Singapore - 0.3%
Keppel Corp. Ltd.	464,600	4,713,420
Olam International Ltd.	2,164,000	2,653,936
Raffles Education Corp. Ltd.	301,400	514,784
TOTAL SINGAPORE		7,882,140
South Africa - 8.4%
African Bank Investments Ltd.	2,593,026	9,676,810
Aspen Pharmacare Holdings Ltd.	2,054,900	9,347,936
Aveng Ltd.	2,866,029	12,139,080
Bidvest Group Ltd.	845,800	14,008,064
Ellerine Holdings Ltd.	801,391	7,702,440
FirstRand Ltd.	7,880,856	20,616,062
Gold Fields Ltd.	989,300	16,580,668
Impala Platinum Holdings Ltd.	167,866	29,510,944
Lewis Group Ltd.	1,252,973	9,561,057
MTN Group Ltd.	3,854,500	35,058,510
Naspers Ltd. Class N sponsored ADR	812,618	14,789,648
Nedbank Group Ltd.	384,900	6,369,454
Network Healthcare Holdings Ltd.	5,199,600	8,823,290
Sasol Ltd.	1,190,775	40,865,553
Steinhoff International Holdings Ltd.	3,289,600	10,717,782
Truworths International Ltd.	2,290,573	8,022,587
TOTAL SOUTH AFRICA		253,789,885
Taiwan - 8.0%
Acer, Inc.	5,944,000	10,804,015
Advanced Semiconductor Engineering, Inc.	18,785,000	17,411,869
Chipbond Technology Corp.	6,936,290	6,345,634
Delta Electronics, Inc.	5,597,550	15,860,428
Foxconn Technology Co. Ltd.	1,563,500	15,293,316
High Tech Computer Corp.	771,200	19,178,297
Hon Hai Precision Industry Co. Ltd. (Foxconn)	8,135,024	52,843,939
Macronix International Co. Ltd. (a)	8,767,000	2,959,771
MediaTek, Inc.	567,000	5,546,089
Motech Industries, Inc.	406,082	5,483,790
Phoenix Precision Technology Corp.	7,272,752	7,749,564
Powertech Technology, Inc.	2,509,400	7,238,872

	Shares	Value (Note 1)
Shin Kong Financial Holding Co. Ltd.	16,565,000	$ 14,680,060
Siliconware Precision Industries Co. Ltd.	13,621,045	17,326,544
Taiwan Semiconductor Manufacturing Co. Ltd.	23,098,705	42,472,374
TOTAL TAIWAN		241,194,562
Thailand - 1.6%
Bumrungrad Hospital PCL (For. Reg.)	2,946,000	2,951,019
Charoen Pokphand Foods PCL (For. Reg.)	36,616,200	4,950,361
Minor International PCL (For. Reg.)	31,569,794	9,293,459
PTT PCL (For. Reg.)	2,123,600	12,850,131
Robinson Department Store PCL (For. Reg.) (a)	11,590,900	3,570,076
Siam Commercial Bank PCL (For. Reg.)	4,591,600	8,197,609
Thai Oil PCL (For. Reg.)	3,714,600	6,176,234
TOTAL THAILAND		47,988,889
Turkey - 2.7%
Acibadem Saglik Hizmetleri AS	753,800	8,276,411
Akbank T. A. S.	270,237	1,539,178
Anadolu Efes Biracilk Ve Malt Sanyii AS	258,000	7,081,832
Asya Katilim Bankasi AS	1,864,000	5,960,707
Dogan Yayin Holding AS (a)	2,127,739	8,176,592
Dogus Otomotiv Servis ve Ticaret AS	861,700	4,227,933
Enka Insaat ve Sanayi AS	1,794,313	15,144,999
Petrol Ofisi AS	788,900	2,842,151
Tupras-Turkiye Petrol Rafinerileri AS	613,400	10,186,502
Turkiye Garanti Bankasi AS	4,666,500	17,132,115
TOTAL TURKEY		80,568,420
Ukraine - 0.2%
Stirol sponsored ADR (a)	191,500	2,762,066
Ukrnafta Open JSC sponsored ADR	10,000	3,618,594
TOTAL UKRAINE		6,380,660
United Kingdom - 0.8%
Aricom PLC (a)	2,043,200	1,597,936
Imperial Energy PLC (a)	284,700	3,676,552
Kazakhmys PLC	70,700	1,619,672
Sibir Energy PLC (a)	1,023,491	7,906,852
Vedanta Resources PLC	248,300	6,924,503
Victoria Oil & Gas PLC (a)	887,800	1,253,174
TOTAL UNITED KINGDOM		22,978,689
United States of America - 1.1%
CTC Media, Inc. (f)	372,960	8,146,565
CTC Media, Inc.	514,100	12,477,207
NII Holdings, Inc. (a)	190,000	12,355,700
TOTAL UNITED STATES OF AMERICA		32,979,472
TOTAL COMMON STOCKS (Cost $2,371,042,763)		2,948,635,408
Nonconvertible Preferred Stocks - 0.2%
	Shares	Value (Note 1)
Korea (South) - 0.2%
Samsung Electronics Co. Ltd. (Cost $5,020,749)	14,270	$ 6,921,079
Money Market Funds - 2.2%

Fidelity Cash Central Fund, 5.34% (b)	45,237,844	45,237,844
Fidelity Securities Lending Cash Central Fund, 5.35% (b)(c)	20,041,143	20,041,143
TOTAL MONEY MARKET FUNDS (Cost $65,278,987)		65,278,987
TOTAL INVESTMENT PORTFOLIO - 100.5% (Cost $2,441,342,499)		3,020,835,474
NET OTHER ASSETS - (0.5)%		(15,690,209)
NET ASSETS - 100%		$ 3,005,145,265
Legend
(a) Non-income producing

(b) Affiliated fund that is available only to investment companies and other accounts managed by Fidelity Investments. The rate quoted is the annualized seven-day yield of the fund at period end. A complete unaudited listing of the fund's holdings as of its most recent quarter end is available upon request.

(c) Investment made with cash collateral received from securities on loan.
(d) Security or a portion of the security is on loan at period end.

(e) Security exempt from registration under Rule 144A of the Securities Act of 1933. These securities may be resold in transactions exempt from registration, normally to qualified institutional buyers. At the end of the period, the value of these securities amounted to $58,904,038 or 2.0% of net assets.

(f) Restricted securities - Investment in securities not registered under the Securities Act of 1933 (excluding 144A issues). At the end of the period, the value of restricted securities (excluding 144A issues) amounted to $8,146,565 or 0.3% of net assets.

Additional information on each holding is as follows:
Security	Acquisition Date	Acquisition Cost
CTC Media, Inc.	1/26/05	$ 1,400,073
Affiliated Central Funds
Information regarding fiscal year to date income earned by the Fund from investments in Fidelity Central Funds is as follows:
Fund	Income earned
Fidelity Cash Central Fund	$ 2,671,805
Fidelity Securities Lending Cash Central Fund	512,378
Total	$ 3,184,183
Income Tax Information

At September 30, 2006, the fund had a capital loss carryforward of approximately $68,894,724 of which $16,350,833, $40,040,568 and $12,503,323 will expire on September 30, 2008, 2010 and 2011, respectively.

Annual Report

See accompanying notes which are an integral part of the financial statements.

Emerging Markets

Financial Statements

Statement of Assets and Liabilities

October 31, 2006

Assets
Investment in securities, at value (including securities loaned of $19,402,476) - See accompanying schedule: Unaffiliated issuers (cost $2,376,063,512)	$ 2,955,556,487
Fidelity Central Funds (cost $65,278,987)	65,278,987
Total Investments (cost $2,441,342,499)		$ 3,020,835,474
Cash		481,585
Foreign currency held at value (cost $8,086)		2,675
Receivable for investments sold		30,523,568
Receivable for fund shares sold		4,926,511
Dividends receivable		3,165,540
Interest receivable		167,069
Other receivables		411,431
Total assets		3,060,513,853

Liabilities
Payable for investments purchased	$ 25,437,614
Payable for fund shares redeemed	4,569,322
Accrued management fee	1,738,424
Other affiliated payables	635,207
Other payables and accrued expenses	2,946,878
Collateral on securities loaned, at value	20,041,143
Total liabilities		55,368,588

Net Assets		$ 3,005,145,265
Net Assets consist of:
Paid in capital		$ 2,514,709,441
Undistributed net investment income		34,483,401
Accumulated undistributed net realized gain (loss) on investments and foreign currency transactions		(121,021,934)
Net unrealized appreciation (depreciation) on investments and assets and liabilities in foreign currencies		576,974,357
Net Assets, for 136,348,427 shares outstanding		$ 3,005,145,265
Net Asset Value, offering price and redemption price per share ($3,005,145,265 ÷ 136,348,427 shares)		$ 22.04

Statement of Operations

Year ended October 31, 2006

Investment Income
Dividends		$ 57,433,889
Interest		58,625
Income from Fidelity Central Funds (including $512,378 from security lending)		3,184,183
		60,676,697
Less foreign taxes withheld		(5,392,443)
Total income		55,284,254

Expenses
Management fee	$ 19,250,227
Transfer agent fees	5,872,829
Accounting and security lending fees	1,130,438
Custodian fees and expenses	2,789,502
Independent trustees' compensation	10,118
Registration fees	309,808
Audit	151,219
Legal	40,603
Interest	182,763
Miscellaneous	36,365
Total expenses before reductions	29,773,872
Expense reductions	(2,555,622)	27,218,250
Net investment income (loss)		28,066,004
Realized and Unrealized Gain (Loss) Net realized gain (loss) on:
Investment securities:
Unaffiliated issuers (net of foreign taxes of $794,867)	318,878,893
Foreign currency transactions	(2,079,598)
Total net realized gain (loss)		316,799,295
Change in net unrealized appreciation (depreciation) on: Investment securities (net of increase in deferred foreign taxes of $1,859,293)	306,275,400
Assets and liabilities in foreign currencies	60,897
Total change in net unrealized appreciation (depreciation)		306,336,297
Net gain (loss)		623,135,592
Net increase (decrease) in net assets resulting from operations		$ 651,201,596

Annual Report

See accompanying notes which are an integral part of the financial statements.

Emerging Markets
Financial Statements - continued

Statement of Changes in Net Assets

	Year ended October 31, 2006	Year ended October 31, 2005
Increase (Decrease) in Net Assets
Operations
Net investment income (loss)	$ 28,066,004	$ 15,119,763
Net realized gain (loss)	316,799,295	68,322,535
Change in net unrealized appreciation (depreciation)	306,336,297	203,724,089
Net increase (decrease) in net assets resulting from operations	651,201,596	287,166,387
Distributions to shareholders from net investment income	(21,238,863)	(5,999,282)
Share transactions Proceeds from sales of shares	2,470,015,019	816,361,551
Reinvestment of distributions	20,504,249	5,785,646
Cost of shares redeemed	(1,510,859,402)	(316,571,716)
Net increase (decrease) in net assets resulting from share transactions	979,659,866	505,575,481
Redemption fees	3,299,389	930,289
Total increase (decrease) in net assets	1,612,921,988	787,672,875

Net Assets
Beginning of period	1,392,223,277	604,550,402
End of period (including undistributed net investment income of $34,483,401 and undistributed net investment income of $11,812,415, respectively)	$ 3,005,145,265	$ 1,392,223,277
Other Information Shares
Sold	121,916,389	57,501,628
Issued in reinvestment of distributions	1,159,761	485,074
Redeemed	(75,344,302)	(22,850,332)
Net increase (decrease)	47,731,848	35,136,370

Financial Highlights

Years ended October 31,	2006	2005	2004	2003	2002
Selected Per-Share Data
Net asset value, beginning of period	$ 15.71	$ 11.30	$ 9.81	$ 7.03	$ 6.52
Income from Investment Operations
Net investment income (loss) C	.21	.21	.14	.10	.06 F
Net realized and unrealized gain (loss)	6.31	4.30	1.46	2.73	.47
Total from investment operations	6.52	4.51	1.60	2.83	.53
Distributions from net investment income	(.21)	(.11)	(.12)	(.05)	(.03)
Redemption fees added to paid in capital C	.02	.01	.01	- H	.01
Net asset value, end of period	$ 22.04	$ 15.71	$ 11.30	$ 9.81	$ 7.03
Total Return A, B	41.96%	40.25%	16.48%	40.50%	8.25%
Ratios to Average Net Assets D, G
Expenses before reductions	1.11%	1.16%	1.23%	1.36%	1.44%
Expenses net of fee waivers, if any	1.11%	1.16%	1.23%	1.36%	1.44%
Expenses net of all reductions	1.01%	1.07%	1.18%	1.36%	1.39%
Net investment income (loss)	1.04%	1.53%	1.27%	1.31%	.73%
Supplemental Data
Net assets, end of period (000 omitted)	$ 3,005,145	$ 1,392,223	$ 604,550	$ 430,928	$ 263,729
Portfolio turnover rate E	66%	68%	112%	105%	120%

A Total returns would have been lower had certain expenses not been reduced during the periods shown. B Total returns do not include the effect of the former sales charges. C Calculated based on average shares outstanding during the period. D Fees and expenses of the underlying Fidelity Central Funds are not included in the Fund's expense ratio. The Fund indirectly bears its proportionate share of the expense of any underlying Fidelity Central Funds. E Amount does not include the portfolio activity of any underlying Fidelity Central Funds. F Investment income per share reflects a special dividend which amounted to $.01 per share. G Expense ratios reflect operating expenses of the Fund. Expenses before reductions do not reflect amounts reimbursed by the investment adviser or reductions from brokerage service arrangements or other expense offset arrangements and do not represent the amount paid by the Fund during periods when reimbursements or reductions occur. Expenses net of fee waivers reflect expenses after reimbursement by the investment adviser but prior to reductions from brokerage service arrangements or other expense offset arrangements. Expenses net of all reductions represent the net expenses paid by the Fund. H Amount represents less than $.01 per share.

Annual Report

See accompanying notes which are an integral part of the financial statements.

Europe

Performance: The Bottom Line

Average annual total return reflects the change in the value of an investment, assuming reinvestment of the fund's dividend income and capital gains (the profits earned upon the sale of securities that have grown in value) and assuming a constant rate of performance each year. The $10,000 table and the fund's returns do not reflect the deduction of taxes that a shareholder would pay on fund distributions or the redemption of fund shares. During periods of reimbursement by Fidelity, a fund's total returns will be greater than it would be had the reimbursement not occurred. How a fund did yesterday is no guarantee of how it will do tomorrow.

Average Annual Total Returns

Periods ended October 31, 2006	Past 1 year	Past 5 years	Past 10 years
Fidelity Europe Fund	27.40%	16.69%	10.80%

$10,000 Over 10 Years

Let's say hypothetically that $10,000 was invested in Fidelity Europe Fund on October 31, 1996. The chart shows how the value of your investment would have changed, and also shows how the MSCI Europe Index performed over the same period.

Annual Report

Europe

Management's Discussion of Fund Performance

Comments from Trygve Toraasen, Portfolio Manager of Fidelity® Europe Fund

International equity markets as a whole outpaced their U.S. counterparts for the 12 months ending October 31, 2006 - partly as a result of favorable currency exchanges that boosted returns for U.S. investors. The Morgan Stanley Capital InternationalSM Europe, Australasia, Far East (MSCI® EAFE®) Index - a gauge of developed stock markets outside the United States and Canada - gained 27.72% during that time. European markets benefited from solid corporate profit growth and attractive dividends, which helped the MSCI Europe index advance 31.95%. Strong performing Latin American and Asian emerging markets drove the MSCI Emerging Markets index to a lofty 35.42% return. Japan was somewhat of an exception to the generally stellar foreign market performance after struggling in the middle part of the period. Still, its earlier gains helped the Tokyo Stock Exchange Stock Price Index (TOPIX) - a benchmark of the largest and better-established stocks traded on the Tokyo Stock Exchange - rise 12.47% overall. Natural-resources-rich Canada also struggled over the final six months as energy prices fell, but the S&P/TSX Composite Index managed a 12-month return of 28.21%.

The fund returned 27.40%, trailing the MSCI Europe index during a 12-month period in which solid profit gains and increased merger-and-acquisition activity provided firm support for European equities. The lagging performance relative to the MSCI index was largely a result of the fund's positions in higher-risk investments during a late-spring market slump. Health care was a particular source of weakness, held back by inopportune stock selection and an overweighting in the pharmaceuticals, biotechnology and life science group. Disappointing results in materials and industrials also detracted. Conversely, stock selection in energy and an overweighting of financials helped. On a country basis, the fund underperformed in France and the United Kingdom, but did well in Spain and the Netherlands. During a strong 12 months for European equities, a sizable portion of the fund's return came from currency fluctuations. The single biggest detractor was U.K. cruise company Carnival, which was forced to lower prices at the same time that its fuel costs rose. Several selections in health care hurt, including Teva Pharmaceutical, a generic drug company based in Israel that I sold; AstraZeneca, the U.K.-based pharmaceutical firm; and Synthes, a Swiss orthopedic products company that I sold. Two stock and futures exchanges - Euronext of the Netherlands and Deutsche Boerse of Germany - were positive contributors, and I took profits by selling the positions. I also liquidated investments in two Russian energy-related energy investments that I viewed as too risky, despite their good performance. One was a security listed under the name of the London branch of the investment bank UBS, the other was stock in the natural gas company Surgutneftegaz.

Note to shareholders: On December 14, 2006, the Board of Trustees agreed to present a proposal to shareholders to merge Fidelity Nordic Fund into Fidelity Europe Fund. Shareholders of Nordic Fund are expected to meet on May 16, 2007, to vote on the approval of the proposal. If approved, the merger is expected to be completed by the end of June 2007.

The foregoing is not a solicitation of any proxy. For a free copy of the Proxy Statement describing the Reorganization (and containing important information about fees, expenses and risk considerations) and a Prospectus for Fidelity Europe Fund, please call 1-800-544-3198 after March 19, 2007. The Prospectus/Proxy Statement also will be available for free on the Securities and Exchange Commission's Web site (www.sec.gov).

The views expressed above reflect those of the portfolio manager(s) only through the end of the period as stated on the cover of this report and do not necessarily represent the views of Fidelity or any other person in the Fidelity organization. Any such views are subject to change at any time based upon market or other conditions and Fidelity disclaims any responsibility to update such views. These views may not be relied on as investment advice and, because investment decisions for a Fidelity fund are based on numerous factors, may not be relied on as an indication of trading intent on behalf of any Fidelity fund.

Annual Report

Europe

Investment Changes

Asset Allocation
	% of fund's net assets	% of fund's net assets 6 months ago
Stocks	98.3	96.2
Short-Term Investments and Net Other Assets	1.7	3.8
Top Ten Stocks as of October 31, 2006
	% of fund's net assets	% of fund's net assets 6 months ago
Banco Bilbao Vizcaya Argentaria SA (Spain, Commercial Banks)	4.8	3.6
Tesco PLC (United Kingdom, Food & Staples Retailing)	3.4	1.5
Banco Santander Central Hispano SA (Spain, Commercial Banks)	3.3	1.3
HSBC Holdings PLC (United Kingdom) (Reg.) (United Kingdom, Commercial Banks)	3.2	2.5
Roche Holding AG (participation certificate) (Switzerland, Pharmaceuticals)	2.9	3.2
BP PLC (United Kingdom, Oil, Gas & Consumable Fuels)	2.5	3.0
ING Groep NV (Certificaten Van Aandelen) (Netherlands, Diversified Financial Services)	2.3	1.0
Novartis AG (Reg.) (Switzerland, Pharmaceuticals)	2.1	2.3
AstraZeneca PLC (United Kingdom) (United Kingdom, Pharmaceuticals)	1.9	0.0
Telefonaktiebolaget LM Ericsson (B Shares) (Sweden, Communications Equipment)	1.8	1.5
	28.2
Market Sectors as of October 31, 2006
	% of fund's net assets	% of fund's net assets 6 months ago
Financials	34.5	34.5
Consumer Staples	12.6	4.1
Consumer Discretionary	12.7	9.9
Health Care	9.6	11.9
Industrials	7.3	10.5
Energy	7.2	10.4
Information Technology	4.8	5.7
Utilities	3.8	1.8
Materials	3.5	6.0
Telecommunication Services	2.3	1.4

Annual Report

Europe

Investments October 31, 2006

Showing Percentage of Net Assets

Common Stocks - 95.6%
	Shares	Value (Note 1)
Austria - 1.0%
Erste Bank AG	624,600	$ 42,532,724
Belgium - 0.5%
InBev SA	388,100	21,865,669
Finland - 1.6%
Metso Corp.	538,400	23,399,629
Nokia Corp.	1,992,350	39,607,918
TOTAL FINLAND		63,007,547
France - 9.9%
AXA SA	1,624,200	61,914,504
BNP Paribas SA	339,100	37,288,067
Carrefour SA	567,200	34,562,523
Essilor International SA	234,800	24,635,235
Groupe Danone	363,900	53,322,529
L'Oreal SA	419,800	40,830,453
Louis Vuitton Moet Hennessy (LVMH)	287,800	29,993,958
Societe Generale Series A	399,035	66,314,542
Total SA Series B	759,000	51,718,260
TOTAL FRANCE		400,580,071
Germany - 10.8%
Allianz AG (Reg.)	284,300	52,851,370
Bayer AG	940,900	47,223,771
Bayerische Motoren Werke AG (BMW)	1,172,900	67,369,030
E.ON AG	507,900	61,146,081
Hochtief AG	157,200	10,273,284
Linde AG	228,800	22,679,851
Muenchener Rueckversicherungs-Gesellschaft AG (Reg.)	264,200	42,888,260
RWE AG	262,200	25,913,659
SAP AG	130,400	25,892,224
Siemens AG (Reg.)	264,200	23,727,802
Wincor Nixdorf AG	412,900	57,419,435
TOTAL GERMANY		437,384,767
Greece - 0.4%
Alpha Bank AE	557,700	16,230,141
Ireland - 0.8%
Allied Irish Banks PLC	1,138,200	31,095,624
Italy - 4.0%
Banca Popolare di Milano	1,696,780	25,103,440
ENI Spa (d)	1,345,100	40,830,511
Fiat Spa (a)	1,347,700	23,804,187
Tod's Spa	371,500	32,215,966
Unicredito Italiano Spa	4,724,500	39,173,165
TOTAL ITALY		161,127,269
Netherlands - 6.3%
ING Groep NV (Certificaten Van Aandelen)	2,045,700	90,685,881
Koninklijke Numico NV	463,100	20,706,262
Koninklijke Philips Electronics NV	1,846,100	64,299,663

	Shares	Value (Note 1)
Randstad Holdings NV	658,100	$ 41,453,943
Rodamco Europe NV	310,352	35,909,483
TOTAL NETHERLANDS		253,055,232
Norway - 2.8%
Aker Kvaerner ASA	500,970	52,115,718
DnB Nor ASA	3,785,800	49,576,918
Statoil ASA	437,500	11,060,318
TOTAL NORWAY		112,752,954
Spain - 10.5%
Banco Bilbao Vizcaya Argentaria SA	8,049,400	194,795,481
Banco Santander Central Hispano SA	7,709,200	133,430,711
Inditex SA	1,138,200	54,421,831
Telefonica SA	2,128,200	40,932,380
TOTAL SPAIN		423,580,403
Sweden - 5.6%
Elekta AB (B Shares)	1,255,600	26,077,204
Hennes & Mauritz AB (H&M) (B Shares)	1,533,100	66,122,155
Hexagon AB (B Shares) (d)	1,057,325	39,380,320
SKF AB (B Shares)	1,311,100	21,103,148
Telefonaktiebolaget LM Ericsson (B Shares)	18,941,000	71,634,862
TOTAL SWEDEN		224,317,689
Switzerland - 15.4%
ABB Ltd. (Reg.)	4,491,009	66,779,461
Baloise Holdings AG (Reg.)	236,176	22,589,675
Compagnie Financiere Richemont unit	490,385	24,260,095
Credit Suisse Group (Reg.)	853,896	51,643,630
Nestle SA (Reg.)	177,018	60,469,115
Novartis AG (Reg.)	1,418,243	86,129,897
Roche Holding AG (participation certificate)	676,581	118,387,400
Schindler Holding AG (participation certificate)	518,334	29,767,282
Societe Generale de Surveillance Holding SA (SGS) (Reg.)	23,841	25,313,637
Syngenta AG (Switzerland)	419,377	67,582,604
UBS AG (Reg.)	1,119,365	66,982,802
TOTAL SWITZERLAND		619,905,598
United Kingdom - 26.0%
AstraZeneca PLC (United Kingdom)	1,328,800	78,000,560
BG Group PLC	2,398,074	31,814,438
Biffa PLC (a)	957,500	4,867,439
BP PLC	9,073,700	101,474,211
British American Tobacco PLC	1,430,000	39,325,000
Carnival PLC	974,600	47,307,084
Diageo PLC	3,147,600	58,600,443
Gallaher Group PLC	657,100	11,188,770
GlaxoSmithKline PLC	2,205,800	58,729,425
HBOS PLC	3,096,200	64,198,236
Common Stocks - continued
	Shares	Value (Note 1)
United Kingdom - continued
HSBC Holdings PLC (United Kingdom) (Reg.)	6,799,800	$ 129,835,382
Imperial Tobacco Group PLC	346,100	12,259,649
Man Group PLC	3,784,000	35,223,742
National Grid PLC	2,508,900	32,064,369
Pearson PLC	718,100	10,595,215
Rolls-Royce Group PLC	1,313,100	11,766,008
Royal Bank of Scotland Group PLC	1,469,800	52,372,060
SABMiller PLC	625,300	12,094,584
Scottish & Southern Energy PLC	860,000	21,555,513
Severn Trent PLC	638,266	16,996,194
Tesco PLC	18,091,873	135,797,824
Vodafone Group PLC	20,000,000	51,699,998
Yell Group PLC	2,679,100	31,837,687
TOTAL UNITED KINGDOM		1,049,603,831
TOTAL COMMON STOCKS (Cost $3,400,734,654)		3,857,039,519
Nonconvertible Preferred Stocks - 2.7%

Germany - 1.6%
Henkel KGaA	77,500	10,381,759
Porsche AG (non-vtg.)	48,243	56,250,923
TOTAL GERMANY		66,632,682
Italy - 1.1%
Banca Intesa Spa (Risp)	6,417,097	42,542,925
United Kingdom - 0.0%
Rolls-Royce Group PLC Series B	46,150,250	90,232
TOTAL NONCONVERTIBLE PREFERRED STOCKS (Cost $67,778,738)		109,265,839
Money Market Funds - 2.2%
	Shares	Value (Note 1)
Fidelity Cash Central Fund, 5.34% (b)	53,262,984	$ 53,262,984
Fidelity Securities Lending Cash Central Fund, 5.35% (b)(c)	33,808,334	33,808,334
TOTAL MONEY MARKET FUNDS (Cost $87,071,318)		87,071,318
TOTAL INVESTMENT PORTFOLIO - 100.5% (Cost $3,555,584,710)		4,053,376,676
NET OTHER ASSETS - (0.5)%		(20,113,632)
NET ASSETS - 100%		$ 4,033,263,044
Legend
(a) Non-income producing

(b) Affiliated fund that is available only to investment companies and other accounts managed by Fidelity Investments. The rate quoted is the annualized seven-day yield of the fund at period end. A complete unaudited listing of the fund's holdings as of its most recent quarter end is available upon request.

(c) Investment made with cash collateral received from securities on loan.
(d) Security or a portion of the security is on loan at period end.
Affiliated Central Funds
Information regarding fiscal year to date income earned by the Fund from investments in Fidelity Central Funds is as follows:
Fund	Income earned
Fidelity Cash Central Fund	$ 5,782,641
Fidelity Securities Lending Cash Central Fund	3,012,911
Total	$ 8,795,552

Annual Report

See accompanying notes which are an integral part of the financial statements.

Europe

Financial Statements

Statement of Assets and Liabilities

October 31, 2006

Assets
Investment in securities, at value (including securities loaned of $32,098,821) - See accompanying schedule: Unaffiliated issuers (cost $3,468,513,392)	$ 3,966,305,358
Fidelity Central Funds (cost $87,071,318)	87,071,318
Total Investments (cost $3,555,584,710)		$ 4,053,376,676
Receivable for investments sold		104,393,541
Receivable for fund shares sold		4,705,062
Dividends receivable		2,465,232
Interest receivable		670,201
Other receivables		606,183
Total assets		4,166,216,895

Liabilities
Payable for investments purchased	$ 94,239,841
Payable for fund shares redeemed	1,068,948
Accrued management fee	2,740,828
Other affiliated payables	834,856
Other payables and accrued expenses	261,044
Collateral on securities loaned, at value	33,808,334
Total liabilities		132,953,851

Net Assets		$ 4,033,263,044
Net Assets consist of:
Paid in capital		$ 2,971,636,039
Undistributed net investment income		47,287,901
Accumulated undistributed net realized gain (loss) on investments and foreign currency transactions		516,492,108
Net unrealized appreciation (depreciation) on investments and assets and liabilities in foreign currencies		497,846,996
Net Assets, for 95,319,221 shares outstanding		$ 4,033,263,044
Net Asset Value, offering price and redemption price per share ($4,033,263,044 ÷ 95,319,221 shares)		$ 42.31

Statement of Operations

Year ended October 31, 2006

Investment Income
Dividends		$ 81,483,767
Interest		16,578
Income from Fidelity Central Funds (including $3,012,911 from security lending)		8,795,552
		90,295,897
Less foreign taxes withheld		(7,626,758)
Total income		82,669,139

Expenses
Management fee Basic fee	$ 23,316,735
Performance adjustment	4,083,687
Transfer agent fees	7,461,872
Accounting and security lending fees	1,342,506
Custodian fees and expenses	1,197,026
Independent trustees' compensation	12,584
Registration fees	140,603
Audit	84,360
Legal	45,600
Interest	31,378
Miscellaneous	26,957
Total expenses before reductions	37,743,308
Expense reductions	(3,457,264)	34,286,044
Net investment income (loss)		48,383,095
Realized and Unrealized Gain (Loss) Net realized gain (loss) on:
Investment securities:
Unaffiliated issuers	529,335,147
Foreign currency transactions	(606,335)
Total net realized gain (loss)		528,728,812
Change in net unrealized appreciation (depreciation) on: Investment securities	164,068,845
Assets and liabilities in foreign currencies	61,783
Total change in net unrealized appreciation (depreciation)		164,130,628
Net gain (loss)		692,859,440
Net increase (decrease) in net assets resulting from operations		$ 741,242,535

Annual Report

See accompanying notes which are an integral part of the financial statements.

Europe
Financial Statements - continued

Statement of Changes in Net Assets

	Year ended October 31, 2006	Year ended October 31, 2005
Increase (Decrease) in Net Assets
Operations
Net investment income (loss)	$ 48,383,095	$ 22,737,953
Net realized gain (loss)	528,728,812	388,153,793
Change in net unrealized appreciation (depreciation)	164,130,628	46,504,527
Net increase (decrease) in net assets resulting from operations	741,242,535	457,396,273
Distributions to shareholders from net investment income	(20,654,281)	(5,654,760)
Distributions to shareholders from net realized gain	(273,319,238)	(5,026,446)
Total distributions	(293,973,519)	(10,681,206)
Share transactions Proceeds from sales of shares	1,199,680,149	673,749,170
Reinvestment of distributions	289,349,942	10,481,613
Cost of shares redeemed	(450,913,920)	(428,684,899)
Net increase (decrease) in net assets resulting from share transactions	1,038,116,171	255,545,884
Redemption fees	66,135	110,346
Total increase (decrease) in net assets	1,485,451,322	702,371,297
Net Assets
Beginning of period	2,547,811,722	1,845,440,425
End of period (including undistributed net investment income of $47,287,901 and undistributed net investment income of $22,161,696, respectively)	$ 4,033,263,044	$ 2,547,811,722
Other Information Shares
Sold	30,327,952	19,400,306
Issued in reinvestment of distributions	8,260,061	318,978
Redeemed	(11,647,553)	(12,015,269)
Net increase (decrease)	26,940,460	7,704,015

Financial Highlights

Years ended October 31,	2006	2005	2004	2003	2002
Selected Per-Share Data
Net asset value, beginning of period	$ 37.26	$ 30.42	$ 24.37	$ 18.31	$ 22.68
Income from Investment Operations
Net investment income (loss) D	.58	.33	.09	.29	.12 G
Net realized and unrealized gain (loss)	8.74	6.68	6.25	5.91	(4.25)
Total from investment operations	9.32	7.01	6.34	6.20	(4.13)
Distributions from net investment income	(.30)	(.09)	(.29)	(.14)	(.24)
Distributions from net realized gain	(3.97)	(.08)	-	-	-
Total distributions	(4.27)	(.17)	(.29)	(.14)	(.24)
Redemption fees added to paid in capital D, I	-	-	-	-	-
Net asset value, end of period	$ 42.31	$ 37.26	$ 30.42	$ 24.37	$ 18.31
Total Return A, B, C	27.40%	23.12%	26.20%	34.09%	(18.49)%
Ratios to Average Net Assets E, H
Expenses before reductions	1.16%	1.15%	1.11%	1.03%	1.20%
Expenses net of fee waivers, if any	1.16%	1.15%	1.11%	1.03%	1.20%
Expenses net of all reductions	1.05%	1.07%	1.05%	.98%	1.13%
Net investment income (loss)	1.48%	.95%	.32%	1.44%	.52%
Supplemental Data
Net assets, end of period (000 omitted)	$ 4,033,263	$ 2,547,812	$ 1,845,440	$ 1,283,191	$ 875,995
Portfolio turnover rate F	127%	99%	106%	162%	127%

A Total returns would have been lower had certain expenses not been reduced during the periods shown. B Total returns do not include the effect of the former sales charges. C Total returns do not include the effect of the former contingent deferred sales charge. D Calculated based on average shares outstanding during the period. E Fees and expenses of the underlying Fidelity Central Funds are not included in the Fund's expense ratio. The Fund indirectly bears its proportionate share of the expense of any underlying Fidelity Central Funds. F Amount does not include the portfolio activity of any underlying Fidelity Central Funds. G Investment income per share reflects a special dividend which amounted to $.05 per share. H Expense ratios reflect operating expenses of the Fund. Expenses before reductions do not reflect amounts reimbursed by the investment adviser or reductions from brokerage service arrangements or other expense offset arrangements and do not represent the amount paid by the Fund during periods when reimbursements or reductions occur. Expenses net of fee waivers reflect expenses after reimbursement by the investment adviser but prior to reductions from brokerage service arrangements or other expense offset arrangements. Expenses net of all reductions represent the net expenses paid by the Fund. I Amount represents less than $.01 per share.

Annual Report

See accompanying notes which are an integral part of the financial statements.

Europe Capital Appreciation

Performance: The Bottom Line

Average annual total return reflects the change in the value of an investment, assuming reinvestment of the fund's dividend income and capital gains (the profits earned upon the sale of securities that have grown in value) and assuming a constant rate of performance each year. The $10,000 table and the fund's returns do not reflect the deduction of taxes that a shareholder would pay on fund distributions or the redemption of fund shares. During periods of reimbursement by Fidelity, a fund's total returns will be greater than it would be had the reimbursement not occurred. How a fund did yesterday is no guarantee of how it will do tomorrow.

Average Annual Total Returns

Periods ended October 31, 2006	Past 1 year	Past 5 years	Past 10 years
Fidelity Europe Capital Appreciation Fund	34.81%	16.23%	12.55%

$10,000 Over 10 Years

Let's say hypothetically that $10,000 was invested in Fidelity Europe Capital Appreciation Fund on October 31, 1996. The chart shows how the value of your investment would have changed, and also shows how the MSCI Europe Index performed over the same period.

Annual Report

Europe Capital Appreciation

Management's Discussion of Fund Performance

Comments from Darren Maupin, Portfolio Manager of Fidelity® Europe Capital Appreciation Fund

International equity markets as a whole outpaced their U.S. counterparts for the 12 months ending October 31, 2006 - partly as a result of favorable currency exchanges that boosted returns for U.S. investors. The Morgan Stanley Capital InternationalSM Europe, Australasia, Far East (MSCI® EAFE®) Index - a gauge of developed stock markets outside the United States and Canada - gained 27.72% during that time. European markets benefited from solid corporate profit growth and attractive dividends, which helped the MSCI Europe index advance 31.95%. Strong performing Latin American and Asian emerging markets drove the MSCI Emerging Markets index to a lofty 35.42% return. Japan was somewhat of an exception to the generally stellar foreign market performance after struggling in the middle part of the period. Still, its earlier gains helped the Tokyo Stock Exchange Stock Price Index (TOPIX) - a benchmark of the largest and better-established stocks traded on the Tokyo Stock Exchange - rise 12.47% overall. Natural-resources-rich Canada also struggled over the final six months as energy prices fell, but the S&P/TSX Composite Index managed a 12-month return of 28.21%.

The fund advanced 34.81% for the fiscal year, outperforming the MSCI Europe index. Favorable stock selection added the most value relative to the benchmark, led by the fund's picks in the energy, telecommunication services and financials sectors, as well as in the pharmaceuticals, biotechnology and life science group. Among the stocks that helped most were Millicom International Cellular, a Luxembourg-based wireless company with a strong emerging-markets presence; Banca Italease, an Italian leasing company; and Swiss biopharma company Actelion. I sold Millicom and Banca Italease to realize their profits. Having no exposure to integrated energy giant BP, a major index component, also helped. Conversely, the fund's underweighting in the telecom space held back its performance a bit, as did inopportune stock picking in such groups as commercial services and supplies, media and utilities. Detractors included Tele Atlas, a Dutch maker of digital maps; German pay-TV operator Premiere; and NETeller, a U.K. online funds transfer service. I eliminated the positions in Premiere and NETeller. A larger-than-usual average cash position during the period, some of which I diverted into short-term European bonds, also hurt. On a country level, our best results were in Italy and Switzerland, and our worst in the United Kingdom. Favorable currency movements also helped boost the fund's absolute performance.

The views expressed above reflect those of the portfolio manager(s) only through the end of the period as stated on the cover of this report and do not necessarily represent the views of Fidelity or any other person in the Fidelity organization. Any such views are subject to change at any time based upon market or other conditions and Fidelity disclaims any responsibility to update such views. These views may not be relied on as investment advice and, because investment decisions for a Fidelity fund are based on numerous factors, may not be relied on as an indication of trading intent on behalf of any Fidelity fund.

Annual Report

Europe Capital Appreciation

Investment Changes

Asset Allocation
	% of fund's net assets	% of fund's net assets 6 months ago
Stocks	83.1	89.8
Bonds	10.2	0.0
Short-Term Investments and Net Other Assets	6.7	10.2
Top Ten Stocks as of October 31, 2006
	% of fund's net assets	% of fund's net assets 6 months ago
Icade SA (France, Real Estate Management & Development)	3.4	0.7
SES Global SA FDR (France) (Luxembourg, Media)	3.2	0.0
Tesco PLC (United Kingdom, Food & Staples Retailing)	3.1	0.0
Synthes, Inc. (United States of America, Health Care Equipment & Supplies)	3.1	3.0
Lanxess AG (Germany, Chemicals)	3.0	1.9
Actelion Ltd. (Reg.) (Switzerland, Biotechnology)	2.8	2.6
Reed Elsevier NV (Netherlands, Media)	2.8	1.7
Istituto Finanziario Industriale Spa (IFI) (Italy, Diversified Financial Services)	2.8	2.4
Renault SA (France, Automobiles)	2.7	1.8
GlaxoSmithKline PLC (United Kingdom, Pharmaceuticals)	2.7	0.0
	29.6
Market Sectors as of October 31, 2006
	% of fund's net assets	% of fund's net assets 6 months ago
Consumer Discretionary	18.9	13.7
Health Care	14.2	7.2
Financials	14.1	19.9
Industrials	12.0	7.5
Materials	7.0	11.8
Consumer Staples	6.7	5.0
Energy	5.6	11.2
Utilities	2.4	2.7
Information Technology	2.2	6.7
Telecommunication Services	0.0	4.1

Annual Report

Europe Capital Appreciation

Investments October 31, 2006

Showing Percentage of Net Assets

Common Stocks - 80.3%
	Shares	Value (Note 1)
Argentina - 0.7%
Cresud S.A.C.I.F. y A. sponsored ADR	551,200	$ 8,069,568
Austria - 2.6%
Flughafen Wien AG	312,377	28,009,940
Bermuda - 0.9%
SeaDrill Ltd. (a)	647,100	9,176,968
Canada - 1.7%
European Goldfields Ltd. (a)	2,559,200	8,662,504
MagIndustries Corp. (a)	1,518,880	1,285,295
New Flyer Industries, Inc.	1,028,900	7,973,482
TOTAL CANADA		17,921,281
France - 13.0%
BIC SA	309,682	19,922,017
Compagnie Generale de Geophysique SA (a)(d)	49,200	8,320,852
Eutelsat Communications	1,015,064	18,333,132
Icade SA	608,166	36,103,996
Renault SA	249,900	29,233,817
Sanofi-Aventis sponsored ADR	640,599	27,347,171
TOTAL FRANCE		139,260,985
Germany - 9.3%
E.ON AG	216,800	26,100,552
KarstadtQuelle AG (a)(d)	899,700	21,130,138
Lanxess AG (a)	689,700	31,524,728
Qimonda AG Sponsored ADR	488,900	6,820,155
SAP AG	70,000	13,899,200
TOTAL GERMANY		99,474,773
Italy - 1.4%
Banca Intesa Spa	2,157,500	14,749,530
Luxembourg - 3.2%
SES Global SA FDR (France)	2,217,100	33,987,176
Netherlands - 10.7%
ING Groep NV (Certificaten Van Aandelen)	506,898	22,470,788
Koninklijke Philips Electronics NV	596,500	20,776,095
Koninklijke Wessanen NV	628,814	8,379,334
Nutreco Holding NV	383,700	22,866,646
Reed Elsevier NV	1,744,200	29,988,219
Tele Atlas NV (a)(d)	541,978	10,169,177
TOTAL NETHERLANDS		114,650,259
Norway - 3.5%
Fred Olsen Energy ASA (a)(d)	253,600	10,940,734
Petroleum Geo-Services ASA (a)	206,750	12,035,060
TANDBERG ASA	196,900	2,274,263
TGS Nopec Geophysical Co. ASA (a)	671,250	11,963,502
TOTAL NORWAY		37,213,559

	Shares	Value (Note 1)
Philippines - 0.6%
DMCI Holdings, Inc.	20,501,000	$ 2,015,548
Semirara Mining Corp.	11,981,400	4,627,647
TOTAL PHILIPPINES		6,643,195
Sweden - 4.1%
Assa Abloy AB (B Shares)	1,066,600	20,527,442
Atlas Copco AB (A Shares)	760,000	22,203,146
Micronic Laser Systems AB (a)	107,770	973,637
TOTAL SWEDEN		43,704,225
Switzerland - 11.4%
Actelion Ltd. (Reg.) (a)	179,049	30,149,713
Bucher Holding AG	184,321	18,666,918
Credit Suisse Group (Reg.)	211,758	12,807,124
Novartis AG sponsored ADR	348,500	21,164,405
Roche Holding AG (participation certificate)	67,642	11,835,923
Swissfirst AG	67,095	3,996,093
Syngenta AG (Switzerland)	147,430	23,758,345
TOTAL SWITZERLAND		122,378,521
United Kingdom - 12.0%
Amlin PLC	343,149	1,971,852
Benfield Group PLC	4,236,357	28,161,765
GlaxoSmithKline PLC	1,077,100	28,677,788
Pearson PLC	1,814,600	26,773,538
Peter Hambro Mining PLC (a)(d)	444,288	10,085,004
Tesco PLC	4,388,300	32,938,634
TOTAL UNITED KINGDOM		128,608,581
United States of America - 5.2%
NTL, Inc.	836,900	22,621,407
Synthes, Inc.	290,352	32,929,042
TOTAL UNITED STATES OF AMERICA		55,550,449
TOTAL COMMON STOCKS (Cost $774,632,454)		859,399,010
Nonconvertible Preferred Stocks - 2.8%

Italy - 2.8%
Istituto Finanziario Industriale Spa (IFI) (a) (Cost $21,855,971)	1,084,111	29,640,124
Government Obligations - 10.2%
		Principal Amount
Austria - 1.7%
Austrian Republic 5.625% 7/15/07	EUR	14,275,000	18,442,902
Finland - 1.7%
Finnish Government 5% 7/4/07	EUR	14,275,000	18,370,019
Government Obligations - continued
		Principal Amount	Value (Note 1)
France - 3.4%
French Government 2.25% 3/12/07	EUR	28,550,000	$ 36,277,233
Germany - 1.7%
German Federal Republic 6% 7/4/07	EUR	14,275,000	18,493,919
Netherlands - 1.7%
Dutch Government 3% 7/15/07	EUR	14,275,000	18,126,410
TOTAL GOVERNMENT OBLIGATIONS (Cost $109,185,398)			109,710,483
Money Market Funds - 9.5%
	Shares
Fidelity Cash Central Fund, 5.34% (b)	59,278,253	59,278,253
Fidelity Securities Lending Cash Central Fund, 5.35% (b)(c)	41,901,786	41,901,786
TOTAL MONEY MARKET FUNDS (Cost $101,180,039)		101,180,039
TOTAL INVESTMENT PORTFOLIO - 102.8% (Cost $1,006,853,862)		1,099,929,656
NET OTHER ASSETS - (2.8)%		(29,465,269)
NET ASSETS - 100%		$ 1,070,464,387
Currency Abbreviations
EUR - European Monetary Unit
Legend
(a) Non-income producing

(b) Affiliated fund that is available only to investment companies and other accounts managed by Fidelity Investments. The rate quoted is the annualized seven-day yield of the fund at period end. A complete unaudited listing of the fund's holdings as of its most recent quarter end is available upon request.

(c) Investment made with cash collateral received from securities on loan.
(d) Security or a portion of the security is on loan at period end.
Affiliated Central Funds
Information regarding fiscal year to date income earned by the Fund from investments in Fidelity Central Funds is as follows:
Fund	Income earned
Fidelity Cash Central Fund	$ 2,620,798
Fidelity Securities Lending Cash Central Fund	895,815
Total	$ 3,516,613

Annual Report

See accompanying notes which are an integral part of the financial statements.

Europe Capital Appreciation

Financial Statements

Statement of Assets and Liabilities

October 31, 2006

Assets
Investment in securities, at value (including securities loaned of $39,767,644) - See accompanying schedule: Unaffiliated issuers (cost $905,673,823)	$ 998,749,617
Fidelity Central Funds (cost $101,180,039)	101,180,039
Total Investments (cost $1,006,853,862)		$ 1,099,929,656
Receivable for investments sold		25,416,899
Receivable for fund shares sold		5,084,301
Dividends receivable		663,522
Interest receivable		1,885,827
Other receivables		241,011
Total assets		1,133,221,216

Liabilities
Payable for investments purchased	$ 19,246,482
Payable for fund shares redeemed	743,293
Accrued management fee	580,060
Other affiliated payables	208,935
Other payables and accrued expenses	76,273
Collateral on securities loaned, at value	41,901,786
Total liabilities		62,756,829

Net Assets		$ 1,070,464,387
Net Assets consist of:
Paid in capital		$ 854,916,365
Undistributed net investment income		10,571,012
Accumulated undistributed net realized gain (loss) on investments and foreign currency transactions		111,874,199
Net unrealized appreciation (depreciation) on investments and assets and liabilities in foreign currencies		93,102,811
Net Assets, for 38,965,440 shares outstanding		$ 1,070,464,387
Net Asset Value, offering price and redemption price per share ($1,070,464,387 ÷ 38,965,440 shares)		$ 27.47

Statement of Operations

Year ended October 31, 2006

Investment Income
Dividends		$ 12,509,128
Special dividends		3,180,771
Interest		493,581
Income from Fidelity Central Funds (including $895,815 from security lending)		3,516,613
		19,700,093
Less foreign taxes withheld		(1,967,651)
Total income		17,732,442

Expenses
Management fee Basic fee	$ 5,044,060
Performance adjustment	362,758
Transfer agent fees	1,523,142
Accounting and security lending fees	340,210
Custodian fees and expenses	242,299
Independent trustees' compensation	2,639
Registration fees	109,908
Audit	51,030
Legal	8,993
Miscellaneous	5,454
Total expenses before reductions	7,690,493
Expense reductions	(656,211)	7,034,282
Net investment income (loss)		10,698,160
Realized and Unrealized Gain (Loss) Net realized gain (loss) on:
Investment securities:
Unaffiliated issuers	112,180,210
Foreign currency transactions	(97,353)
Total net realized gain (loss)		112,082,857
Change in net unrealized appreciation (depreciation) on: Investment securities	56,456,612
Assets and liabilities in foreign currencies	26,700
Total change in net unrealized appreciation (depreciation)		56,483,312
Net gain (loss)		168,566,169
Net increase (decrease) in net assets resulting from operations		$ 179,264,329

Annual Report

See accompanying notes which are an integral part of the financial statements.

Europe Capital Appreciation
Financial Statements - continued

Statement of Changes in Net Assets

	Year ended October 31, 2006	Year ended October 31, 2005
Increase (Decrease) in Net Assets
Operations
Net investment income (loss)	$ 10,698,160	$ 7,893,648
Net realized gain (loss)	112,082,857	80,741,934
Change in net unrealized appreciation (depreciation)	56,483,312	(10,249,032)
Net increase (decrease) in net assets resulting from operations	179,264,329	78,386,550
Distributions to shareholders from net investment income	(6,124,444)	(3,546,592)
Distributions to shareholders from net realized gain	(53,486,694)	(1,251,738)
Total distributions	(59,611,138)	(4,798,330)
Share transactions Proceeds from sales of shares	647,405,817	110,398,063
Reinvestment of distributions	55,944,039	4,494,786
Cost of shares redeemed	(245,527,974)	(103,075,461)
Net increase (decrease) in net assets resulting from share transactions	457,821,882	11,817,388
Redemption fees	201,750	20,064
Total increase (decrease) in net assets	577,676,823	85,425,672

Net Assets
Beginning of period	492,787,564	407,361,892
End of period (including undistributed net investment income of $10,571,012 and undistributed net investment income of $6,919,085, respectively)	$ 1,070,464,387	$ 492,787,564
Other Information Shares
Sold	24,922,851	4,991,864
Issued in reinvestment of distributions	2,608,114	217,455
Redeemed	(9,853,075)	(4,674,623)
Net increase (decrease)	17,677,890	534,696

Financial Highlights

Years ended October 31,	2006	2005	2004	2003	2002
Selected Per-Share Data
Net asset value, beginning of period	$ 23.15	$ 19.63	$ 17.26	$ 13.85	$ 15.43
Income from Investment Operations
Net investment income (loss) C	.38 F	.37	.13 G	.14	.19
Net realized and unrealized gain (loss)	6.85	3.38	2.46	3.46	(1.60)
Total from investment operations	7.23	3.75	2.59	3.60	(1.41)
Distributions from net investment income	(.30)	(.17)	(.22)	(.19)	(.17)
Distributions from net realized gain	(2.62)	(.06)	-	-	-
Total distributions	(2.92)	(.23)	(.22)	(.19)	(.17)
Redemption fees added to paid in capital C	.01	- I	- I	- I	- I
Net asset value, end of period	$ 27.47	$ 23.15	$ 19.63	$ 17.26	$ 13.85
Total Return A, B	34.81%	19.24%	15.13%	26.36%	(9.29)%
Ratios to Average Net Assets D, H
Expenses before reductions	1.09%	.95%	1.22%	1.39%	1.37%
Expenses net of fee waivers, if any	1.09%	.95%	1.22%	1.39%	1.37%
Expenses net of all reductions	.99%	.84%	1.15%	1.32%	1.32%
Net investment income (loss)	1.51% F	1.66%	.69% G	.94%	1.18%
Supplemental Data
Net assets, end of period (000 omitted)	$ 1,070,464	$ 492,788	$ 407,362	$ 394,015	$ 424,006
Portfolio turnover rate E	143%	133%	119%	184%	121%

A Total returns would have been lower had certain expenses not been reduced during the periods shown. B Total returns do not include the effect of the former sales charges. C Calculated based on average shares outstanding during the period. D Fees and expenses of the underlying Fidelity Central Funds are not included in the Fund's expense ratio. The Fund indirectly bears its proportionate share of the expense of any underlying Fidelity Central Funds. E Amount does not include the portfolio activity of any underlying Fidelity Central Funds. F Investment income per share reflects a special dividend which amounted to $.11 per share. Excluding the special dividend, the ratio of net investment income (loss) to average net assets would have been 1.06%. G Net investment income per share includes approximately $.01 per share received as a result of a reorganization of an issuer that was in bankruptcy. Excluding this non-recurring amount, the ratio of net investment income (loss) to average net assets would have been .65%. H Expense ratios reflect operating expenses of the Fund. Expenses before reductions do not reflect amounts reimbursed by the investment adviser or reductions from brokerage service arrangements or other expense offset arrangements and do not represent the amount paid by the Fund during periods when reimbursements or reductions occur. Expenses net of fee waivers reflect expenses after reimbursement by the investment adviser but prior to reductions from brokerage service arrangements or other expense offset arrangements. Expenses net of all reductions represent the net expenses paid by the Fund. I Amount represents less than $.01 per share.

Annual Report

See accompanying notes which are an integral part of the financial statements.

Japan

Performance: The Bottom Line

Average annual total return reflects the change in the value of an investment, assuming reinvestment of the fund's dividend income and capital gains (the profits earned upon the sale of securities that have grown in value) and assuming a constant rate of performance each year. The $10,000 table and the fund's returns do not reflect the deduction of taxes that a shareholder would pay on fund distributions or the redemption of fund shares. During periods of reimbursement by Fidelity, a fund's total returns will be greater than it would be had the reimbursement not occurred. How a fund did yesterday is no guarantee of how it will do tomorrow.

Average Annual Total Returns

Periods ended October 31, 2006	Past 1 year	Past 5 years	Past 10 years
Fidelity Japan Fund	12.54%	11.81%	6.61%

$10,000 Over 10 Years

Let's say hypothetically that $10,000 was invested in Fidelity Japan Fund on October 31, 1996. The chart shows how the value of your investment would have changed, and also shows how the TOPIX performed over the same period.

Annual Report

Japan

Management's Discussion of Fund Performance

Comments from Yoko Ishibashi, Portfolio Manager of Fidelity® Japan Fund

International equity markets as a whole outpaced their U.S. counterparts for the 12 months ending October 31, 2006 - partly as a result of favorable currency exchanges that boosted returns for U.S. investors. The Morgan Stanley Capital InternationalSM Europe, Australasia, Far East (MSCI® EAFE®) Index - a gauge of developed stock markets outside the United States and Canada - gained 27.72% during that time. European markets benefited from solid corporate profit growth and attractive dividends, which helped the MSCI Europe index advance 31.95%. Strong performing Latin American and Asian emerging markets drove the MSCI Emerging Markets index to a lofty 35.42% return. Japan was somewhat of an exception to the generally stellar foreign market performance after struggling in the middle part of the period. Still, its earlier gains helped the Tokyo Stock Exchange Stock Price Index (TOPIX) - a benchmark of the largest and better-established stocks traded on the Tokyo Stock Exchange - rise 12.47% overall. Natural-resources-rich Canada also struggled over the final six months as energy prices fell, but the S&P/TSX Composite Index managed a 12-month return of 28.21%.

During the past year, the fund returned 12.54%, edging the TOPIX. Strong stock picking in the financials sector - particularly in the banking industry - added to performance versus the index. For example, not owning poorly performing index component Mitsubishi UFJ Financial Group proved timely. Also boosting the fund's return was stock selection in materials and telecommunication services. That said, the fund's top contributor was Mitsui Engineering & Shipbuilding. Video game developer Nintendo also boosted the fund's results, as did Sumitomo Metal Mining, a producer of nickel, copper and gold. Sumitomo Realty & Development benefited from the recent strength in real estate prices. Conversely, performance suffered because of the consumer discretionary sector, where a large overweighting in retailers was counterproductive, along with a sizable underweighting in automaker Toyota, a major index component that did well. Owning a minimal stake in office automation stock Canon - another index component - further hurt our results, as did an unsuccessful position in Ebara, a maker of waste incinerators. I sold Ebara by period end. Overweighting energy was detrimental as well, as reflected in the disappointing performance of Nippon Oil. In the case of engineering company JGC Corp., recent earnings appeared unimpressive compared with the previous year's stellar results, hurting its stock price.

The views expressed above reflect those of the portfolio manager(s) only through the end of the period as stated on the cover of this report and do not necessarily represent the views of Fidelity or any other person in the Fidelity organization. Any such views are subject to change at any time based upon market or other conditions and Fidelity disclaims any responsibility to update such views. These views may not be relied on as investment advice and, because investment decisions for a Fidelity fund are based on numerous factors, may not be relied on as an indication of trading intent on behalf of any Fidelity fund.

Annual Report

Japan

Investment Changes

Asset Allocation
	% of fund's net assets	% of fund's net assets 6 months ago
Stocks	97.7	97.4
Short-Term Investments and Net Other Assets	2.3	2.6
Top Ten Stocks as of October 31, 2006
	% of fund's net assets	% of fund's net assets 6 months ago
Mizuho Financial Group, Inc. (Commercial Banks)	5.3	4.8
Nintendo Co. Ltd. (Software)	5.1	1.3
Sumitomo Mitsui Financial Group, Inc. (Commercial Banks)	4.9	4.0
Yamada Denki Co. Ltd. (Specialty Retail)	4.7	3.7
Fujifilm Holdings Corp. (Leisure Equipment & Products)	4.5	0.0
Mitsui Engineering & Shipbuilding Co. (Machinery)	4.1	2.6
Inpex Holdings, Inc. (Oil, Gas & Consumable Fuels)	3.9	3.5
Sumitomo Metal Industries Ltd. (Metals & Mining)	3.7	3.4
Sumitomo Metal Mining Co. Ltd. (Metals & Mining)	3.7	3.2
Matsushita Electric Industrial Co. Ltd. (Household Durables)	3.3	3.2
	43.2
Market Sectors as of October 31, 2006
	% of fund's net assets	% of fund's net assets 6 months ago
Consumer Discretionary	26.4	23.2
Financials	17.9	19.8
Information Technology	13.6	12.3
Materials	11.0	14.2
Industrials	10.5	15.5
Health Care	6.3	1.6
Energy	5.9	6.1
Consumer Staples	3.8	4.7
Telecommunication Services	2.3	0.0

Annual Report

Japan

Investments October 31, 2006

Showing Percentage of Net Assets

Common Stocks - 97.7%
	Shares	Value (Note 1)
CONSUMER DISCRETIONARY - 26.4%
Auto Components - 0.1%
Stanley Electric Co. Ltd.	108,400	$ 2,150,205
Automobiles - 3.0%
Mazda Motor Corp.	7,193,000	48,646,232
Toyota Motor Corp.	67,400	3,976,600
		52,622,832
Household Durables - 7.2%
Casio Computer Co. Ltd. (d)	2,265,200	45,803,679
Daiwa House Industry Co. Ltd.	880,000	15,875,514
Matsushita Electric Industrial Co. Ltd.	2,772,000	57,657,603
Sekisui House Ltd.	413,000	6,529,044
Sony Corp.	9,400	385,212
		126,251,052
Leisure Equipment & Products - 7.9%
Fujifilm Holdings Corp.	2,135,400	79,237,658
Namco Bandai Holdings, Inc.	492,200	7,823,186
Nikon Corp. (d)	2,581,000	53,072,036
		140,132,880
Multiline Retail - 2.1%
Parco Co. Ltd.	533,800	6,407,791
The Daimaru, Inc.	2,514,000	30,135,330
		36,543,121
Specialty Retail - 6.1%
Nishimatsuya Chain Co. Ltd.	335,100	6,546,713
Otsuka Kagu Ltd. (d)	603,600	15,843,469
Shimachu Co. Ltd.	87,700	2,511,927
Yamada Denki Co. Ltd.	836,990	83,298,256
		108,200,365
Textiles, Apparel & Luxury Goods - 0.0%
Seiko Corp. (d)	70,000	497,948
TOTAL CONSUMER DISCRETIONARY		466,398,403
CONSUMER STAPLES - 3.8%
Food & Staples Retailing - 1.1%
Aeon Co. Ltd.	833,100	19,623,723
Household Products - 2.2%
Uni-Charm Corp.	676,600	37,659,595
Personal Products - 0.5%
Mandom Corp.	368,900	8,989,099
TOTAL CONSUMER STAPLES		66,272,417
ENERGY - 5.9%
Energy Equipment & Services - 0.5%
Shinko Plantech Co. Ltd.	1,264,000	9,499,453

	Shares	Value (Note 1)
Oil, Gas & Consumable Fuels - 5.4%
Inpex Holdings, Inc.	8,474	$ 69,264,230
Nippon Oil Corp.	3,435,000	25,551,044
		94,815,274
TOTAL ENERGY		104,314,727
FINANCIALS - 17.9%
Capital Markets - 2.0%
Daiwa Securities Group, Inc. (d)	1,912,000	21,693,093
Nomura Holdings, Inc.	748,800	13,193,857
		34,886,950
Commercial Banks - 11.4%
Mizuho Financial Group, Inc.	11,974	93,265,341
Sumitomo Mitsui Financial Group, Inc. (d)	7,928	86,763,342
Sumitomo Trust & Banking Co. Ltd.	1,504,000	16,176,745
Tokyo Tomin Bank Ltd. (d)	150,500	6,125,000
		202,330,428
Real Estate Management & Development - 4.5%
Mitsubishi Estate Co. Ltd.	1,273,000	30,475,378
Mitsui Fudosan Co. Ltd.	879,000	21,644,324
Sankei Building Co. Ltd.	304,200	2,928,601
Sumitomo Realty & Development Co. Ltd.	721,000	23,918,264
		78,966,567
TOTAL FINANCIALS		316,183,945
HEALTH CARE - 6.3%
Health Care Equipment & Supplies - 1.2%
Nikkiso Co. Ltd.	1,537,000	13,193,810
Terumo Corp.	210,900	8,529,045
		21,722,855
Pharmaceuticals - 5.1%
Daiichi Sankyo Co. Ltd.	1,057,800	31,473,531
Takeda Pharamaceutical Co. Ltd.	897,200	57,609,202
		89,082,733
TOTAL HEALTH CARE		110,805,588
INDUSTRIALS - 10.5%
Building Products - 0.1%
Toto Ltd. (d)	168,000	1,663,338
Construction & Engineering - 2.8%
JGC Corp.	2,962,000	46,116,640
Meisei Industrial Co. Ltd. (a)(d)	543,000	2,785,568
		48,902,208
Electrical Equipment - 0.6%
Furukawa Electric Co. Ltd.	1,608,000	11,479,823
Machinery - 5.8%
JTEKT Corp.	918,900	19,130,657
Common Stocks - continued
	Shares	Value (Note 1)
INDUSTRIALS - continued
Machinery - continued
Mitsui Engineering & Shipbuilding Co. (d)	19,307,000	$ 71,972,062
Nabtesco Corp.	915,000	10,991,579
		102,094,298
Road & Rail - 0.9%
East Japan Railway Co.	2,381	16,652,343
Transportation Infrastructure - 0.3%
Mitsui-Soko Co. Ltd. (d)	912,000	5,216,553
TOTAL INDUSTRIALS		186,008,563
INFORMATION TECHNOLOGY - 13.6%
Computers & Peripherals - 0.0%
Fujitsu Ltd.	27,000	220,229
Electronic Equipment & Instruments - 4.1%
Hoya Corp.	223,200	8,625,719
Nidec Corp. (d)	241,200	18,457,080
Nihon Dempa Kogyo Co. Ltd. (d)	33,800	1,387,141
Yamatake Corp.	1,925,700	42,807,971
Yaskawa Electric Corp. (d)	105,000	1,120,383
		72,398,294
Office Electronics - 1.3%
Canon, Inc.	18,900	1,009,071
Konica Minolta Holdings, Inc.	1,708,500	22,758,577
		23,767,648
Semiconductors & Semiconductor Equipment - 3.1%
Tokyo Electron Ltd.	723,600	54,072,027
Software - 5.1%
Nintendo Co. Ltd.	436,400	89,250,073
TOTAL INFORMATION TECHNOLOGY		239,708,271
MATERIALS - 11.0%
Chemicals - 3.6%
Asahi Kasei Corp.	2,401,000	15,334,705
JSR Corp.	14,600	366,997
Mitsubishi Gas Chemical Co., Inc.	3,789,000	36,088,801
Teijin Ltd.	1,748,000	9,759,269
Tokuyama Corp. (d)	205,000	2,580,027
		64,129,799

	Shares	Value (Note 1)
Metals & Mining - 7.4%
Sumitomo Metal Industries Ltd. (d)	17,364,000	$ 65,322,848
Sumitomo Metal Mining Co. Ltd.	4,897,000	64,352,679
		129,675,527
TOTAL MATERIALS		193,805,326
TELECOMMUNICATION SERVICES - 2.3%
Wireless Telecommunication Services - 2.3%
KDDI Corp.	6,487	40,432,825
TOTAL COMMON STOCKS (Cost $1,508,102,823)		1,723,930,065
Money Market Funds - 7.5%

Fidelity Cash Central Fund, 5.34% (b)	26,447,682	26,447,682
Fidelity Securities Lending Cash Central Fund, 5.35% (b)(c)	105,442,967	105,442,967
TOTAL MONEY MARKET FUNDS (Cost $131,890,649)		131,890,649
TOTAL INVESTMENT PORTFOLIO - 105.2% (Cost $1,639,993,472)		1,855,820,714
NET OTHER ASSETS - (5.2)%		(92,433,587)
NET ASSETS - 100%		$ 1,763,387,127
Legend
(a) Non-income producing

(b) Affiliated fund that is available only to investment companies and other accounts managed by Fidelity Investments. The rate quoted is the annualized seven-day yield of the fund at period end. A complete unaudited listing of the fund's holdings as of its most recent quarter end is available upon request.

(c) Investment made with cash collateral received from securities on loan.
(d) Security or a portion of the security is on loan at period end.
Affiliated Central Funds
Information regarding fiscal year to date income earned by the Fund from investments in Fidelity Central Funds is as follows:
Fund	Income earned
Fidelity Cash Central Fund	$ 1,426,737
Fidelity Securities Lending Cash Central Fund	2,487,977
Total	$ 3,914,714

Annual Report

See accompanying notes which are an integral part of the financial statements.

Japan

Financial Statements

Statement of Assets and Liabilities

October 31, 2006

Assets
Investment in securities, at value (including securities loaned of $100,306,245) - See accompanying schedule: Unaffiliated issuers (cost $1,508,102,823)	$ 1,723,930,065
Fidelity Central Funds (cost $131,890,649)	131,890,649
Total Investments (cost $1,639,993,472)		$ 1,855,820,714
Receivable for investments sold		23,087,232
Receivable for fund shares sold		2,480,496
Dividends receivable		5,162,583
Interest receivable		91,212
Other receivables		147,470
Total assets		1,886,789,707

Liabilities
Payable for investments purchased	$ 12,805,752
Payable for fund shares redeemed	3,555,478
Accrued management fee	1,066,773
Other affiliated payables	386,593
Other payables and accrued expenses	145,017
Collateral on securities loaned, at value	105,442,967
Total liabilities		123,402,580

Net Assets		$ 1,763,387,127
Net Assets consist of:
Paid in capital		$ 1,495,620,454
Undistributed net investment income		1,292,579
Accumulated undistributed net realized gain (loss) on investments and foreign currency transactions		50,696,640
Net unrealized appreciation (depreciation) on investments and assets and liabilities in foreign currencies		215,777,454
Net Assets, for 104,622,034 shares outstanding		$ 1,763,387,127
Net Asset Value, offering price and redemption price per share ($1,763,387,127 ÷ 104,622,034 shares)		$ 16.85

Statement of Operations

Year ended October 31, 2006

Investment Income
Dividends		$ 17,314,764
Interest		49
Income from Fidelity Central Funds (including $2,487,977 from security lending)		3,914,714
		21,229,527
Less foreign taxes withheld		(1,212,032)
Total income		20,017,495

Expenses
Management fee Basic fee	$ 12,646,770
Performance adjustment	957,232
Transfer agent fees	3,844,396
Accounting and security lending fees	799,419
Custodian fees and expenses	430,960
Independent trustees' compensation	6,594
Registration fees	179,299
Audit	71,219
Legal	23,169
Interest	782
Miscellaneous	10,244
Total expenses before reductions	18,970,084
Expense reductions	(368,433)	18,601,651
Net investment income (loss)		1,415,844
Realized and Unrealized Gain (Loss) Net realized gain (loss) on:
Investment securities:
Unaffiliated issuers	88,177,284
Foreign currency transactions	1,092,409
Total net realized gain (loss)		89,269,693
Change in net unrealized appreciation (depreciation) on: Investment securities	21,853,306
Assets and liabilities in foreign currencies	57,093
Total change in net unrealized appreciation (depreciation)		21,910,399
Net gain (loss)		111,180,092
Net increase (decrease) in net assets resulting from operations		$ 112,595,936

Annual Report

See accompanying notes which are an integral part of the financial statements.

Japan
Financial Statements - continued

Statement of Changes in Net Assets

	Year ended October 31, 2006	Year ended October 31, 2005
Increase (Decrease) in Net Assets
Operations
Net investment income (loss)	$ 1,415,844	$ 1,532,783
Net realized gain (loss)	89,269,693	36,054,734
Change in net unrealized appreciation (depreciation)	21,910,399	163,943,488
Net increase (decrease) in net assets resulting from operations	112,595,936	201,531,005
Distributions to shareholders from net investment income	(1,655,031)	-
Distributions to shareholders from net realized gain	(827,515)	-
Total distributions	(2,482,546)	-
Share transactions Proceeds from sales of shares	1,451,989,405	367,814,312
Reinvestment of distributions	2,233,026	-
Cost of shares redeemed	(878,409,948)	(141,878,515)
Net increase (decrease) in net assets resulting from share transactions	575,812,483	225,935,797
Redemption fees	2,315,810	225,720
Total increase (decrease) in net assets	688,241,683	427,692,522

Net Assets
Beginning of period	1,075,145,444	647,452,922
End of period (including undistributed net investment income of $1,292,579 and undistributed net investment income of $1,531,765, respectively)	$ 1,763,387,127	$ 1,075,145,444
Other Information Shares
Sold	83,073,775	27,168,421
Issued in reinvestment of distributions	136,493	-
Redeemed	(50,278,685)	(11,129,707)
Net increase (decrease)	32,931,583	16,038,714

Financial Highlights

Years ended October 31,	2006	2005	2004	2003	2002
Selected Per-Share Data
Net asset value, beginning of period	$ 15.00	$ 11.63	$ 11.19	$ 8.25	$ 9.67
Income from Investment Operations
Net investment income (loss) C	.01	.03	(.01)	- G	(.07)
Net realized and unrealized gain (loss)	1.85	3.34	.45	2.93	(1.37)
Total from investment operations	1.86	3.37	.44	2.93	(1.44)
Distributions from net investment income	(.02)	-	(.01)	-	-
Distributions from net realized gain	(.01)	-	-	-	-
Total distributions	(.03)	-	(.01)	-	-
Redemption fees added to paid in capital C	.02	- G	.01	.01	.02
Net asset value, end of period	$ 16.85	$ 15.00	$ 11.63	$ 11.19	$ 8.25
Total Return A, B	12.54%	28.98%	4.03%	35.64%	(14.68)%
Ratios to Average Net Assets D, F
Expenses before reductions	1.08%	1.03%	1.04%	1.03%	1.50%
Expenses net of fee waivers, if any	1.08%	1.03%	1.04%	1.03%	1.50%
Expenses net of all reductions	1.05%	1.02%	1.04%	1.03%	1.50%
Net investment income (loss)	.08%	.20%	(.04)%	(.04)%	(.77)%
Supplemental Data
Net assets, end of period (000 omitted)	$ 1,763,387	$ 1,075,145	$ 647,453	$ 529,352	$ 283,293
Portfolio turnover rate E	78%	74%	99%	86%	66%

A Total returns would have been lower had certain expenses not been reduced during the periods shown. B Total returns do not include the effect of the former sales charges. C Calculated based on average shares outstanding during the period. D Fees and expenses of the underlying Fidelity Central Funds are not included in the Fund's expense ratio. The Fund indirectly bears its proportionate share of the expense of any underlying Fidelity Central Funds. E Amount does not include the portfolio activity of any underlying Fidelity Central Funds. F Expense ratios reflect operating expenses of the Fund. Expenses before reductions do not reflect amounts reimbursed by the investment adviser or reductions from brokerage service arrangements or other expense offset arrangements and do not represent the amount paid by the Fund during periods when reimbursements or reductions occur. Expenses net of fee waivers reflect expenses after reimbursement by the investment adviser but prior to reductions from brokerage service arrangements or other expense offset arrangements. Expenses net of all reductions represent the net expenses paid by the Fund. G Amount represents less than $.01 per share.

Annual Report

See accompanying notes which are an integral part of the financial statements.

Japan Smaller Companies

Performance: The Bottom Line

Average annual total return reflects the change in the value of an investment, assuming reinvestment of the fund's dividend income and capital gains (the profits earned upon the sale of securities that have grown in value) and assuming a constant rate of performance each year. The $10,000 table and the fund's returns do not reflect the deduction of taxes that a shareholder would pay on fund distributions or the redemption of fund shares. During periods of reimbursement by Fidelity, a fund's total returns will be greater than it would be had the reimbursement not occurred. How a fund did yesterday is no guarantee of how it will do tomorrow.

Average Annual Total Returns

Periods ended October 31, 2006	Past 1 year	Past 5 years	Past 10 years
Fidelity Japan Smaller Companies Fund	-0.36%	15.46%	9.16%

$10,000 Over Life of Fund

Let's say hypothetically that $10,000 was invested in Fidelity Japan Smaller Companies Fund on October 31, 1996. The chart shows how the value of your investment would have changed, and also shows how the Russell/Nomura Small Cap Index performed over the same period.

Annual Report

Japan Smaller Companies

Management's Discussion of Fund Performance

Comments from Kenichi Mizushita, Portfolio Manager of Fidelity® Japan Smaller Companies Fund

International equity markets as a whole outpaced their U.S. counterparts for the 12 months ending October 31, 2006 - partly as a result of favorable currency exchanges that boosted returns for U.S. investors. The Morgan Stanley Capital InternationalSM Europe, Australasia, Far East (MSCI® EAFE®) Index - a gauge of developed stock markets outside the United States and Canada - gained 27.72% during that time. European markets benefited from solid corporate profit growth and attractive dividends, which helped the MSCI Europe index advance 31.95%. Strong performing Latin American and Asian emerging markets drove the MSCI Emerging Markets index to a lofty 35.42% return. Japan was somewhat of an exception to the generally stellar foreign market performance after struggling in the middle part of the period. Still, its earlier gains helped the Tokyo Stock Exchange Stock Price Index (TOPIX) - a benchmark of the largest and better-established stocks traded on the Tokyo Stock Exchange - rise 12.47% overall. Natural-resources-rich Canada also struggled over the final six months as energy prices fell, but the S&P/TSX Composite Index managed a 12-month return of 28.21%.

During the past year, the fund returned -0.36%, outpacing the Russell/Nomura Small CapTM Index, which declined 1.27%. The fund's stock selection in the financials sector helped performance versus the index, led by its holdings in real estate developers, whose share prices rose on growing demand for housing and office space. Some good picks in technology also boosted returns. Looking at individual contributors, Token Corporation is a Nagoya-based builder of condominiums, apartments and houses. The company's construction-order growth was very strong, its gross profit margin improved and its stock did well. Sumco is engaged primarily in the manufacture of silicon wafers for the semiconductor industry. Sales expanded steadily, and the company was able to raise prices, benefiting its stock performance. The fund was hurt by weak stock selection in industrials, software/services and consumer services. In terms of individual detractors, Rex Holdings, an operator of restaurant chains and a convenience store franchise, saw its share price decline sharply after revising earnings projections downward for 2006. Sammy NetWorks provides Internet games and entertainment through mobile phones. In addition to being pulled down along with other Internet-related stocks, a disappointing near-term earnings outlook weighed on Sammy's share price. As we were not convinced that its new businesses could give impetus to the company's growth momentum, I sold the stock.

The views expressed above reflect those of the portfolio manager(s) only through the end of the period as stated on the cover of this report and do not necessarily represent the views of Fidelity or any other person in the Fidelity organization. Any such views are subject to change at any time based upon market or other conditions and Fidelity disclaims any responsibility to update such views. These views may not be relied on as investment advice and, because investment decisions for a Fidelity fund are based on numerous factors, may not be relied on as an indication of trading intent on behalf of any Fidelity fund.

Annual Report

Japan Smaller Companies

Investment Changes

Asset Allocation
	% of fund's net assets	% of fund's net assets 6 months ago
Stocks	95.1	97.9
Short-Term Investments and Net Other Assets	4.9	2.1
Top Ten Stocks as of October 31, 2006
	% of fund's net assets	% of fund's net assets 6 months ago
Token Corp. (Household Durables)	2.6	1.3
Yamada Denki Co. Ltd. (Specialty Retail)	2.3	1.8
Furukawa Electric Co. Ltd. (Electrical Equipment)	2.2	1.1
Fujikura Ltd. (Electrical Equipment)	2.1	0.0
Konica Minolta Holdings, Inc. (Office Electronics)	2.0	1.7
Sumitomo Realty & Development Co. Ltd. (Real Estate Management & Development)	2.0	1.2
C. Uyemura & Co. Ltd. (Chemicals)	1.8	0.8
Murata Manufacturing Co. Ltd. (Electronic Equipment & Instruments)	1.7	1.4
Sumco Corp. (Semiconductors & Semiconductor Equipment)	1.7	1.5
Hitachi Construction Machinery Co. Ltd. (Machinery)	1.7	2.3
	20.1
Market Sectors as of October 31, 2006
	% of fund's net assets	% of fund's net assets 6 months ago
Information Technology	24.7	24.5
Industrials	23.0	24.6
Consumer Discretionary	22.5	26.7
Financials	9.6	7.0
Materials	7.3	9.6
Health Care	3.3	2.5
Consumer Staples	3.2	2.6
Energy	1.0	0.0
Telecommunication Services	0.5	0.4

Annual Report

Japan Smaller Companies

Investments October 31, 2006

Showing Percentage of Net Assets

Common Stocks - 95.1%
	Shares	Value (Note 1)
CONSUMER DISCRETIONARY - 22.5%
Auto Components - 5.8%
Alpha Corp. (d)	50,500	$ 1,446,435
F-Tech, Inc.	255,400	5,721,170
Fine Sinter Co. Ltd.	417,000	1,982,319
Fuji Kiko Co. Ltd. (d)	805,000	2,202,462
H-One Co. Ltd.	193,600	2,714,638
NGK Spark Plug Co. Ltd.	397,000	8,367,006
NHK Spring Co. Ltd.	1,717,000	18,981,542
Nippon Seiki Co. Ltd.	747,000	17,851,104
Nissin Kogyo Co. Ltd.	137,900	3,301,300
NOK Corp.	154,000	4,042,237
Toyota Industries Corp.	96,700	4,216,570
		70,826,783
Automobiles - 1.0%
Mazda Motor Corp.	1,347,000	9,109,756
Yachiyo Industry Co. Ltd. (d)	136,800	3,163,851
		12,273,607
Distributors - 0.1%
Jin Co. Ltd. (d)	100,000	1,273,940
Diversified Consumer Services - 0.5%
Best Bridal, Inc.	849	5,879,703
Hotels, Restaurants & Leisure - 2.8%
Rex Holdings Co. Ltd. (d)	8,500	14,752,908
Round One Corp. (d)	882	3,604,617
Zensho Co. Ltd. (d)	1,419,508	16,445,224
		34,802,749
Household Durables - 3.2%
Mitsui Home Co. Ltd.	233,000	1,721,204
Sohken Homes Co. Ltd. (d)	1,029	1,583,618
Sumitomo Forestry Co. Ltd.	335,000	3,677,668
Token Corp. (d)	419,090	31,639,573
		38,622,063
Internet & Catalog Retail - 0.2%
Felissimo Corp. (d)	87,300	2,410,901
Leisure Equipment & Products - 0.1%
Endo Manufacturing Co. Ltd.	281,000	2,003,711
Media - 0.7%
Gentosha, Inc.	14	57,934
Toei Co. Ltd.	1,223,000	8,187,492
		8,245,426
Specialty Retail - 6.5%
Alpen Co. Ltd.	213,300	6,419,426
Bic Camera, Inc.	60	83,618
Hikari Tsushin, Inc. (d)	183,100	9,643,434
Meganesuper Co. Ltd.	104,500	873,812
Nishimatsuya Chain Co. Ltd. (d)	772,700	15,095,927
Shimachu Co. Ltd.	130,900	3,749,273
USS Co. Ltd.	244,740	15,526,427
Yamada Denki Co. Ltd.	275,400	27,408,141
		78,800,058

	Shares	Value (Note 1)
Textiles, Apparel & Luxury Goods - 1.6%
Asics Corp.	891,000	$ 11,937,389
Japan Vilene Co. Ltd.	210,000	1,283,772
Seiren Co. Ltd. (d)	559,700	6,139,664
		19,360,825
TOTAL CONSUMER DISCRETIONARY		274,499,766
CONSUMER STAPLES - 3.2%
Food & Staples Retailing - 2.5%
Cosmos Pharmaceutical Corp. (d)	310,700	7,995,956
Create SD Co. Ltd.	105,100	1,716,322
Daikokutenbussan Co. Ltd.	242,400	5,025,821
Kirindo Co. Ltd.	280,700	2,416,766
Valor Co. Ltd. (d)	890,100	13,089,706
		30,244,571
Food Products - 0.7%
Ariake Japan Co. Ltd. (d)	66,800	1,227,941
Frente Co. Ltd.	179,500	3,376,368
Hokuto Corp. (d)	242,600	3,988,713
		8,593,022
TOTAL CONSUMER STAPLES		38,837,593
ENERGY - 1.0%
Energy Equipment & Services - 0.4%
Shinko Plantech Co. Ltd.	584,000	4,388,988
Oil, Gas & Consumable Fuels - 0.6%
AOC Holdings, Inc.	220,800	4,002,189
Japan Petroleum Exploration Co. Ltd. (d)	64,000	3,726,402
		7,728,591
TOTAL ENERGY		12,117,579
FINANCIALS - 9.6%
Capital Markets - 0.6%
Asset Managers Co. Ltd. (d)	1,855	5,075,240
Risa Partners, Inc. (d)	571	2,660,696
		7,735,936
Commercial Banks - 3.5%
Bank of Yokohama Ltd.	1,039,000	8,030,575
Chiba Bank Ltd.	1,030,000	9,229,139
Hiroshima Bank Ltd.	824,000	4,924,556
Kansai Urban Banking Corp. (d)	642,000	2,832,353
The Keiyo Bank Ltd.	1,347,000	7,727,745
Tokyo Tomin Bank Ltd. (d)	228,700	9,307,559
		42,051,927
Real Estate Management & Development - 5.4%
Arealink Co. Ltd.	2,694	1,577,796
Daibiru Corp.	216,900	2,531,366
Heiwa Real Estate Co. Ltd. (d)	503,000	3,375,983
Joint Corp.	254,600	10,013,338
Common Stocks - continued
	Shares	Value (Note 1)
FINANCIALS - continued
Real Estate Management & Development - continued
Kenedix, Inc.	1,215	$ 6,825,026
KK daVinci Advisors (a)(d)	1,435	1,570,452
NTT Urban Development Co.	616	5,319,426
Sankei Building Co. Ltd.	223,500	2,151,684
Sumitomo Realty & Development Co. Ltd.	717,000	23,785,569
Sun Frontier Fudousan Co. Ltd. (d)	1,949	4,449,239
Suruga Corp.	31,600	2,474,829
Toc Co. Ltd.	280,500	1,530,087
Tokyu Community Corp.	18,300	558,576
		66,163,371
Thrifts & Mortgage Finance - 0.1%
Atrium Co. Ltd.	22,600	770,982
TOTAL FINANCIALS		116,722,216
HEALTH CARE - 3.3%
Health Care Equipment & Supplies - 2.5%
Hogy Medical Co.	308,800	12,488,236
Nakanishi, Inc.	29,500	3,591,655
Sysmex Corp. (d)	344,600	13,877,104
		29,956,995
Health Care Providers & Services - 0.1%
I'rom Co. Ltd.	98	35,275
Tokai Corp.	118,800	1,564,227
		1,599,502
Life Sciences Tools & Services - 0.4%
Shin Nippon Biomedical Laboratories Ltd. (d)	272,100	4,494,675
Soiken, Inc. (d)	685	978,069
		5,472,744
Pharmaceuticals - 0.3%
Sawai Pharmaceutical Co. Ltd. (d)	46,100	2,132,362
Towa Pharmaceutical Co. Ltd. (d)	34,100	935,884
		3,068,246
TOTAL HEALTH CARE		40,097,487
INDUSTRIALS - 23.0%
Air Freight & Logistics - 1.2%
I-LOGISTICS Corp.	34,000	99,709
Kintetsu World Express, Inc.	188,200	4,336,517
SBS Co. Ltd. (d)	1,732	5,034,884
Yusen Air & Sea Service Co. Ltd.	227,900	5,251,287
		14,722,397
Building Products - 0.6%
Comany, Inc.	348,100	4,690,541
Wavelock Holdings Co. Ltd. (d)	305,700	2,025,629
		6,716,170

	Shares	Value (Note 1)
Commercial Services & Supplies - 2.3%
Career Design Center Co. Ltd. (e)	3,292	$ 9,006,840
Certo Corp.	63,600	2,098,974
Gakujo Co. Ltd.	513,200	6,274,590
Intelligence Ltd. (d)	2,478	5,381,430
Nihonwasou Holdings, Inc. (d)	867	867,297
Relo Holdings Corp.	13,300	272,345
TFP Consulting Group Co. Ltd.	1,362	4,331,943
		28,233,419
Construction & Engineering - 2.0%
Chiyoda Corp.	199,000	3,607,045
COMSYS Holdings Corp.	736,000	7,790,424
JGC Corp.	236,000	3,674,385
Kyowa Exeo Corp.	677,000	6,315,040
Meisei Industrial Co. Ltd. (a)(d)	633,000	3,247,264
		24,634,158
Electrical Equipment - 5.4%
Endo Lighting Corp.	424,500	4,028,685
Fujikura Ltd.	2,375,000	25,402,917
Furukawa Electric Co. Ltd. (d)	3,804,000	27,157,491
Iwabuchi Corp.	238,000	1,383,721
Nippon Carbon Co. Ltd.	426,000	1,668,160
Sansha Electric Manufacturing Co. Ltd.	85,000	737,645
Sumitomo Wiring Systems Ltd.	331,000	5,716,656
		66,095,275
Machinery - 8.2%
Hitachi Construction Machinery Co. Ltd.	839,900	19,963,424
Ishikawajima-Harima Heavy Industries Co. Ltd. (d)	4,462,000	15,031,020
JTEKT Corp.	548,300	11,415,104
Mitsui Engineering & Shipbuilding Co.	4,035,000	15,041,553
Miyachi Corp.	78,000	1,377,138
Nihon Trim Co. Ltd. (d)	45,700	2,199,821
Nitchitsu Co. Ltd.	48,000	164,159
Nitta Corp.	303,100	5,558,734
NTN Corp.	1,425,000	11,732,858
Obara Corp. (d)	44,250	1,736,555
Organo Corp.	174,000	1,640,920
OSG Corp.	487,700	7,188,738
Sumitomo Heavy Industries Ltd.	374,000	3,204,070
Taiho Kogyo Co. Ltd.	115,700	1,482,851
TCM Corp. (d)	595,000	1,699,128
		99,436,073
Road & Rail - 1.0%
Hamakyorex Co. Ltd. (d)	172,400	4,584,166
Ichinen Co. Ltd.	880,500	7,460,461
		12,044,627
Trading Companies & Distributors - 2.3%
Itochu Corp.	1,997,000	15,913,168
Common Stocks - continued
	Shares	Value (Note 1)
INDUSTRIALS - continued
Trading Companies & Distributors - continued
Marubeni Corp.	2,204,000	$ 11,287,586
Meiji Electric Industries Co. Ltd.	34,300	929,643
		28,130,397
TOTAL INDUSTRIALS		280,012,516
INFORMATION TECHNOLOGY - 24.7%
Electronic Equipment & Instruments - 13.5%
A&D Co. Ltd.	310,900	6,658,726
Canon Electronics, Inc.	151,200	6,231,054
Excel Co. Ltd.	124,100	2,270,640
Forval Corp.	217,200	928,523
Hamamatsu Photonics KK (d)	432,400	12,495,828
Hioki EE Corp. (d)	46,200	1,422,025
Hokuriku Electric Industry (d)	1,837,000	5,245,879
Honda Tsushin Kogyo Co. Ltd. (d)	216,300	1,568,249
Ibiden Co. Ltd.	311,000	16,299,847
Meiko Electronics Co. Ltd. (d)	458,700	18,432,713
Murata Manufacturing Co. Ltd.	302,600	21,163,373
Nagano Keiki Co. Ltd. (d)	268,220	3,545,384
Nidec Corp.	100,000	7,652,189
Nippon Electric Glass Co. Ltd.	670,000	14,435,705
Optoelectronics Co. Ltd. (d)	97,400	2,573,239
Seikoh Giken Co. Ltd.	5,600	157,045
Shibaura Electronics Co. Ltd.	91,500	1,623,311
Shizuki Electric Co., Inc.	302,000	1,316,861
Sokkia Co. Ltd.	158,000	628,164
Star Micronics Co. Ltd. (d)	775,100	14,413,839
Sunx Ltd.	1,489,600	15,894,501
Yokogawa Electric Corp.	700,000	9,605,849
		164,562,944
Internet Software & Services - 1.4%
Acca Networks Co. Ltd. (a)(d)	258	333,088
Telewave, Inc. (d)	8,287	16,508,816
		16,841,904
IT Services - 2.3%
Bit-isle, Inc.	264	1,327,223
CAC Corp.	584,500	5,477,189
Hitachi Systems & Services Ltd.	136,000	2,703,488

	Shares	Value (Note 1)
INTEC Holdings Ltd. (a)	370,600	$ 4,905,000
Otsuka Corp. (d)	128,800	14,139,809
		28,552,709
Office Electronics - 2.5%
Canon Fintech, Inc.	342,200	6,188,039
Konica Minolta Holdings, Inc. (d)	1,832,000	24,403,695
		30,591,734
Semiconductors & Semiconductor Equipment - 4.6%
Elpida Memory, Inc. (a)	389,200	18,168,879
Furuya Metal Co. Ltd.	5,500	935,790
Micronics Japan Co. Ltd. (d)	549,900	15,609,337
Sumco Corp. (d)	290,400	20,657,730
		55,371,736
Software - 0.4%
Alpha Systems, Inc. (d)	94,300	2,781,592
Cybernet Systems Co. Ltd. (d)	2,592	1,914,747
		4,696,339
TOTAL INFORMATION TECHNOLOGY		300,617,366
MATERIALS - 7.3%
Chemicals - 5.5%
C. Uyemura & Co. Ltd.	329,700	21,762,005
Ebara-Udylite Co. Ltd.	71,500	2,072,375
Lintec Corp.	834,300	19,045,666
Mitsubishi Rayon Co. Ltd.	715,000	4,511,543
Nippon Parkerizing Co. Ltd.	147,000	2,595,375
Osaka Organic Chemical Industry Ltd.	234,600	1,498,343
Soken Chemical & Engineer Co. Ltd. (d)	57,600	1,570,999
Taiyo Kagaku	328,800	3,359,405
Takiron Co. Ltd.	609,000	2,140,039
Tohcello Co. Ltd. (d)	640,000	8,180,575
		66,736,325
Containers & Packaging - 0.3%
Fuji Seal International, Inc. (d)	131,700	3,490,681
Metals & Mining - 1.5%
Furukawa-Sky Aluminium Corp.	1,030,000	4,861,149
Sanyo Special Steel Co. Ltd.	405,000	2,697,461
Sumitomo Metal Mining Co. Ltd.	497,000	6,531,199
Tokyo Steel Manufacturing Co. Ltd.	310,400	4,755,787
		18,845,596
TOTAL MATERIALS		89,072,602
TELECOMMUNICATION SERVICES - 0.5%
Diversified Telecommunication Services - 0.5%
Mitsui & Associates Telepark Corp. (d)	2,250	5,540,356
TOTAL COMMON STOCKS (Cost $898,640,374)		1,157,517,481
Money Market Funds - 13.8%
	Shares	Value (Note 1)
Fidelity Cash Central Fund, 5.34% (b)	34,350,920	$ 34,350,920
Fidelity Securities Lending Cash Central Fund, 5.35% (b)(c)	134,186,435	134,186,435
TOTAL MONEY MARKET FUNDS (Cost $168,537,355)		168,537,355
TOTAL INVESTMENT PORTFOLIO - 108.9% (Cost $1,067,177,729)		1,326,054,836
NET OTHER ASSETS - (8.9)%		(108,815,760)
NET ASSETS - 100%		$ 1,217,239,076
Legend
(a) Non-income producing

(b) Affiliated fund that is available only to investment companies and other accounts managed by Fidelity Investments. The rate quoted is the annualized seven-day yield of the fund at period end. A complete unaudited listing of the fund's holdings as of its most recent quarter end is available upon request.

(c) Investment made with cash collateral received from securities on loan.
(d) Security or a portion of the security is on loan at period end.
(e) Affiliated company
Affiliated Central Funds
Information regarding fiscal year to date income earned by the Fund from investments in Fidelity Central Funds is as follows:
Fund	Income earned
Fidelity Cash Central Fund	$ 2,144,641
Fidelity Securities Lending Cash Central Fund	4,456,287
Total	$ 6,600,928
Other Affiliated Issuers
An affiliated company is a company in which the fund has ownership of at least 5% of the voting securities. Fiscal year to date transactions with companies which are or were affiliates are as follows:
Affiliate	Value, beginning of period	Purchases	Sales Proceeds	Dividend Income	Value, end of period
Career Design Center Co. Ltd.	$ 3,884,084	$ 4,478,113	$ 1,246,702	$ 49,925	$ 9,006,840

Annual Report

See accompanying notes which are an integral part of the financial statements.

Japan Smaller Companies

Financial Statements

Statement of Assets and Liabilities

October 31, 2006

Assets
Investment in securities, at value (including securities loaned of $127,555,729) - See accompanying schedule: Unaffiliated issuers (cost $889,912,214)	$ 1,148,510,641
Fidelity Central Funds (cost $168,537,355)	168,537,355
Other affiliated issuers (cost $8,728,160)	9,006,840
Total Investments (cost $1,067,177,729)		$ 1,326,054,836
Cash		1,303
Receivable for investments sold		30,426,108
Receivable for fund shares sold		365,909
Dividends receivable		3,568,927
Interest receivable		135,239
Other receivables		214,192
Total assets		1,360,766,514

Liabilities
Payable for investments purchased	$ 3,980,574
Payable for fund shares redeemed	4,251,741
Accrued management fee	729,386
Other affiliated payables	265,519
Other payables and accrued expenses	113,783
Collateral on securities loaned, at value	134,186,435
Total liabilities		143,527,438

Net Assets		$ 1,217,239,076
Net Assets consist of:
Paid in capital		$ 885,001,413
Undistributed net investment income		1,482,630
Accumulated undistributed net realized gain (loss) on investments and foreign currency transactions		71,929,405
Net unrealized appreciation (depreciation) on investments and assets and liabilities in foreign currencies		258,825,628
Net Assets, for 90,656,364 shares outstanding		$ 1,217,239,076
Net Asset Value, offering price and redemption price per share ($1,217,239,076 ÷ 90,656,364 shares)		$ 13.43

Statement of Operations

Year ended October 31, 2006

Investment Income
Dividends (including $49,925 received from other affiliated issuers)		$ 12,915,489
Interest		76
Income from Fidelity Central Funds (including $4,456,287 from security lending)		6,600,928
		19,516,493
Less foreign taxes withheld		(904,637)
Total income		18,611,856

Expenses
Management fee	$ 12,227,864
Transfer agent fees	3,315,117
Accounting and security lending fees	786,938
Custodian fees and expenses	825,478
Independent trustees' compensation	6,662
Registration fees	107,421
Audit	61,904
Legal	26,177
Interest	3,918
Miscellaneous	13,993
Total expenses before reductions	17,375,472
Expense reductions	(246,675)	17,128,797
Net investment income (loss)		1,483,059
Realized and Unrealized Gain (Loss) Net realized gain (loss) on:
Investment securities:
Unaffiliated issuers	72,623,797
Other affiliated issuers	(454,174)
Foreign currency transactions	433,477
Total net realized gain (loss)		72,603,100
Change in net unrealized appreciation (depreciation) on: Investment securities	(136,416,727)
Assets and liabilities in foreign currencies	29,272
Total change in net unrealized appreciation (depreciation)		(136,387,455)
Net gain (loss)		(63,784,355)
Net increase (decrease) in net assets resulting from operations		$ (62,301,296)

Annual Report

See accompanying notes which are an integral part of the financial statements.

Japan Smaller Companies
Financial Statements - continued

Statement of Changes in Net Assets

	Year ended October 31, 2006	Year ended October 31, 2005
Increase (Decrease) in Net Assets
Operations
Net investment income (loss)	$ 1,483,059	$ 2,833,069
Net realized gain (loss)	72,603,100	104,804,644
Change in net unrealized appreciation (depreciation)	(136,387,455)	160,290,320
Net increase (decrease) in net assets resulting from operations	(62,301,296)	267,928,033
Distributions to shareholders from net investment income	(2,096,615)	(1,062,984)
Distributions to shareholders from net realized gain	(87,009,291)	(5,323,788)
Total distributions	(89,105,906)	(6,386,772)
Share transactions Proceeds from sales of shares	937,781,955	408,744,851
Reinvestment of distributions	81,250,595	5,778,163
Cost of shares redeemed	(1,059,732,471)	(549,007,259)
Net increase (decrease) in net assets resulting from share transactions	(40,699,921)	(134,484,245)
Redemption fees	2,673,266	524,593
Total increase (decrease) in net assets	(189,433,857)	127,581,609

Net Assets
Beginning of period	1,406,672,933	1,279,091,324
End of period (including undistributed net investment income of $1,482,630 and undistributed net investment income of $2,487,857, respectively)	$ 1,217,239,076	$ 1,406,672,933
Other Information Shares
Sold	57,660,133	31,449,513
Issued in reinvestment of distributions	5,471,421	493,860
Redeemed	(71,185,943)	(43,664,409)
Net increase (decrease)	(8,054,389)	(11,721,036)

Financial Highlights

Years ended October 31,	2006	2005	2004	2003	2002
Selected Per-Share Data
Net asset value, beginning of period	$ 14.25	$ 11.58	$ 10.35	$ 6.52	$ 6.97
Income from Investment Operations
Net investment income (loss) C	.01	.03	.01	.01	- G
Net realized and unrealized gain (loss)	- G	2.69	1.20	3.81	(.47)
Total from investment operations	.01	2.72	1.21	3.82	(.47)
Distributions from net investment income	(.02)	(.01)	(.02)	-	-
Distributions from net realized gain	(.83)	(.05)	-	-	-
Total distributions	(.85)	(.06)	(.02)	-	-
Redemption fees added to paid in capital C	.02	.01	.04	.01	.02
Net asset value, end of period	$ 13.43	$ 14.25	$ 11.58	$ 10.35	$ 6.52
Total Return A, B	(.36)%	23.69%	12.12%	58.74%	(6.46)%
Ratios to Average Net Assets D, F
Expenses before reductions	1.02%	1.02%	1.04%	1.12%	1.19%
Expenses net of fee waivers, if any	1.02%	1.02%	1.04%	1.12%	1.19%
Expenses net of all reductions	1.01%	1.01%	1.04%	1.12%	1.19%
Net investment income (loss)	.09%	.22%	.11%	.19%	(.06)%
Supplemental Data
Net assets, end of period (000 omitted)	$ 1,217,239	$ 1,406,673	$ 1,279,091	$ 931,728	$ 408,611
Portfolio turnover rate E	98%	65%	57%	43%	50%

A Total returns would have been lower had certain expenses not been reduced during the periods shown. B Total returns do not include the effect of the former sales charges. C Calculated based on average shares outstanding during the period. D Fees and expenses of the underlying Fidelity Central Funds are not included in the Fund's expense ratio. The Fund indirectly bears its proportionate share of the expense of any underlying Fidelity Central Funds. E Amount does not include the portfolio activity of any underlying Fidelity Central Funds. F Expense ratios reflect operating expenses of the Fund. Expenses before reductions do not reflect amounts reimbursed by the investment adviser or reductions from brokerage service arrangements or other expense offset arrangements and do not represent the amount paid by the Fund during periods when reimbursements or reductions occur. Expenses net of fee waivers reflect expenses after reimbursement by the investment adviser but prior to reductions from brokerage service arrangements or other expense offset arrangements. Expenses net of all reductions represent the net expenses paid by the Fund. G Amount represents less than $.01 per share.

Annual Report

See accompanying notes which are an integral part of the financial statements.

Latin America

Performance: The Bottom Line

Average annual total return reflects the change in the value of an investment, assuming reinvestment of the fund's dividend income and capital gains (the profits earned upon the sale of securities that have grown in value) and assuming a constant rate of performance each year. The $10,000 table and the fund's returns do not reflect the deduction of taxes that a shareholder would pay on fund distributions or the redemption of fund shares. During periods of reimbursement by Fidelity, a fund's total returns will be greater than it would be had the reimbursement not occurred. How a fund did yesterday is no guarantee of how it will do tomorrow.

Average Annual Total Returns

Periods ended October 31, 2006	Past 1 year	Past 5 years	Past 10 years
Fidelity Latin America Fund	43.57%	34.24%	14.45%

$10,000 Over 10 Years

Let's say hypothetically that $10,000 was invested in Fidelity Latin America Fund on October 31, 1996. The chart shows how the value of your investment would have changed, and also shows how the MSCI EM - Latin America Index performed over the same period.

Annual Report

Latin America

Management's Discussion of Fund Performance

Comments from Brent Bottamini and Adam Kutas, Co-Portfolio Managers of Fidelity® Latin America Fund

The 12-month period ending October 31, 2006, was volatile for emerging-markets stocks. On the whole, they rose sharply early on thanks to steady global economic growth, plunged at the period's midpoint after inflation concerns grew, and rallied in the final quarter when evidence suggested inflation fears were overblown. The performance benchmark of emerging markets - the Morgan Stanley Capital InternationalSM (MSCI) Emerging Markets Index - gained 35.42% for the one-year time frame, but lost 1.71% in the final six months of the period. If the benchmark can hold on to these gains through the end of 2006, it would mark the fourth consecutive calendar year that it's put up a double-digit positive return. But anything can happen given the volatility inherent in this asset class. On a country-level basis for the past year, Indonesia, Hong Kong, China and Russia were among the best performers. Israel was weak, however, pressured by military conflicts in the region, while Argentina was one of the only benchmark constituents with a negative return.

For the 12 months ending October 31, 2006, the fund returned 43.57%, outperforming the 38.47% return of the MSCI Emerging Markets - Latin America index. Security selection in materials - which declined as a percentage of net assets - and telecommunication services boosted performance versus the index, as did stock selection in and an overweighting of industrials. Stock picking in Brazil also contributed. On an absolute basis, favorable currency movements helped lift performance. Conversely, a modest cash position, an underweighting and poor stock selection in energy, and weak results from the fund's small stake in U.S. stocks detracted from relative performance. Top individual contributors included steel companies Usiminas and Siderurgica Nacional from Brazil and Gerdau AmeriSteel (traded on the Toronto Stock Exchange); Brazilian airline TAM; copper producer Grupo Mexico; and Brazilian retailer Lojas Renner. Underweightings in Telefonos de Mexico and energy stocks Petrobras from Brazil and Luxembourg-based Tenaris dampened returns, as did overweighting Chilean materials firm Acero del Pacifico. Some of the stocks mentioned here were no longer held at period end.

Note to shareholders: Fidelity Latin America Fund may invest up to 35% of its total assets in any industry that represents more than 20% of the Latin American market. As of October 31, 2006, the fund did not have more than 25% of its total assets invested in any one industry.

The views expressed above reflect those of the portfolio manager(s) only through the end of the period as stated on the cover of this report and do not necessarily represent the views of Fidelity or any other person in the Fidelity organization. Any such views are subject to change at any time based upon market or other conditions and Fidelity disclaims any responsibility to update such views. These views may not be relied on as investment advice and, because investment decisions for a Fidelity fund are based on numerous factors, may not be relied on as an indication of trading intent on behalf of any Fidelity fund.

Annual Report

Latin America

Investment Changes

Asset Allocation
	% of fund's net assets	% of fund's net assets 6 months ago
Stocks	97.3	96.8
Short-Term Investments and Net Other Assets	2.7	3.2
Top Ten Stocks as of October 31, 2006
	% of fund's net assets	% of fund's net assets 6 months ago
America Movil SA de CV Series L sponsored ADR (Mexico, Wireless Telecommunication Services)	11.4	9.2
Petroleo Brasileiro SA Petrobras (PN) (non-vtg.) (Brazil, Oil, Gas & Consumable Fuels)	6.0	5.9
Cemex SA de CV sponsored ADR (Mexico, Construction Materials)	5.4	5.3
Banco Itau Holding Financeira SA (non-vtg.) (Brazil, Commercial Banks)	4.8	4.3
Banco Bradesco SA (PN) (Brazil, Commercial Banks)	4.8	4.7
Uniao de Bancos Brasileiros SA (Unibanco) (Brazil, Commercial Banks)	4.5	3.9
Petroleo Brasileiro SA Petrobras (Brazil, Oil, Gas & Consumable Fuels)	4.4	4.4
TAM SA (PN) (ltd.-vtg.) (Brazil, Airlines)	3.6	1.6
Wal-Mart de Mexico SA de CV Series V (Mexico, Food & Staples Retailing)	3.3	2.5
Grupo Televisa SA de CV (Mexico, Media)	3.3	2.5
	51.5
Market Sectors as of October 31, 2006
	% of fund's net assets	% of fund's net assets 6 months ago
Materials	21.9	31.8
Financials	16.6	14.3
Telecommunication Services	14.1	14.7
Energy	10.4	10.2
Industrials	10.2	6.1
Consumer Staples	9.7	8.4
Consumer Discretionary	8.7	6.5
Utilities	4.5	3.8
Information Technology	0.6	0.4
Health Care	0.6	0.6

Annual Report

Latin America

Investments October 31, 2006

Showing Percentage of Net Assets

Common Stocks - 97.3%
	Shares	Value (Note 1)
Brazil - 53.9%
AES Tiete SA (PN) (non-vtg.)	406,600,000	$ 10,319,778
Aracruz Celulose SA (PN-B) sponsored ADR (non-vtg.)	876,400	48,219,528
Banco Bradesco SA:
(PN)	1,240,754	44,014,604
(PN) sponsored ADR (non-vtg.)	2,932,300	104,947,017
Banco Itau Holding Financeira SA:
(PN) (non-vtg.)	2,648,340	87,156,486
sponsored ADR (non-vtg.)	1,884,500	62,565,400
Banco Nossa Caixa SA	889,000	21,164,096
Brascan Residential Properties SA	1,597,000	12,829,706
Companhia de Bebidas das Americas (AmBev):
(PN) sponsored ADR	939,026	40,997,875
sponsored ADR	74,145	2,919,089
Companhia de Saneamento de Minas Minas Gerais	1,215,800	11,351,631
Companhia Siderurgica Nacional SA (CSN) sponsored ADR	973,600	30,347,112
Companhia Vale do Rio Doce:
(PN-A)	423,800	9,091,609
(PN-A) sponsored ADR (non-vtg.)	2,920,600	63,435,432
sponsored ADR	3,264,000	83,036,160
Confab Industrial SA (PN) (non-vtg.)	2,942,422	5,607,231
Cosan SA Industria E Comercio	761,500	13,017,702
CSU Cardsystem SA sponsored ADR (e)	74,667	1,297,343
Diagnosticos da America SA (a)	717,200	14,132,960
Duratex SA (PN)	2,015,900	24,330,152
Eletropaulo Metropolitana SA (PN-B) (a)	292,450,000	12,975,164
Embraer - Empresa Brasileira de Aeronautica SA sponsored ADR	696,200	28,982,806
Embratel Participacoes SA sponsored ADR	812,400	13,225,872
Empresa Nacional de Comercio Redito e Participacoes SA (PN)	11,465,310	90,716
Energias do Brasil SA	614,300	8,478,545
Gafisa SA (a)	1,491,100	21,729,248
Klabin SA (PN) (non-vtg.)	5,429,900	11,717,019
Localiza Rent a Car SA	409,800	10,182,793
Lojas Renner SA	2,053,000	25,602,569
Medial Saude SA	1,736,600	17,601,224
Natura Cosmeticos SA	1,144,000	15,682,578
Perdigao SA (ON)	701,000	8,087,202
Petroleo Brasileiro SA Petrobras:
(ON)	198,500	4,380,722
(PN) (non-vtg.)	3,054,780	61,352,424
(PN) sponsored ADR (non-vtg.)	1,536,500	124,395,040
sponsored ADR	1,496,530	132,832,003
Profarma Distribuidora de Produtos Farmaceuticos SA	511,000	6,444,185

	Shares	Value (Note 1)
Submarino SA	1,915,400	$ 39,104,220
TAM SA:
(PN) (ltd.-vtg.)	2,636,400	80,286,446
(PN) sponsored ADR (ltd. vtg.)	1,028,000	31,405,400
Terna Participacoes SA unit	370,300	3,905,359
Totvs SA	944,500	19,895,820
Tractebel Energia SA	1,875,300	14,934,080
Uniao de Bancos Brasileiros SA (Unibanco):
unit	431,200	3,405,695
GDR	1,747,000	137,576,250
Usinas Siderurgicas de Minas Gerais SA (Usiminas) (PN-A) (non-vtg.)	1,482,300	50,326,197
Vivo Participacoes SA (PN) sponsored ADR (d)	9,015,200	31,463,048
Votorantim Celulose e Papel SA:
(PN) (non-vtg.)	96,565	1,778,402
sponsored ADR (non-vtg.) (d)	4,158,250	75,888,063
TOTAL BRAZIL		1,684,510,001
Cayman Islands - 0.6%
Apex Silver Mines Ltd. (a)	1,187,600	18,764,080
Chile - 6.4%
Compania Acero del Pacifico SA	3,634,386	46,930,766
Compania de Telecomunicaciones de Chile SA sponsored ADR	337,700	2,553,012
Compania Sudamericana de Vapores	3,726,279	4,720,309
Empresa Nacional de Electricidad SA sponsored ADR	780,000	25,404,600
Enersis SA sponsored ADR	1,410,800	19,454,932
Inversiones Aguas Metropolitanas SA ADR (e)	1,513,500	33,434,027
Lan Airlines SA sponsored ADR	1,427,400	61,592,310
Vina Concha y Toro SA sponsored ADR	152,150	4,716,650
TOTAL CHILE		198,806,606
Mexico - 34.3%
Alsea SA de CV	2,856,000	13,703,064
America Movil SA de CV Series L sponsored ADR	8,303,400	355,966,753
AXTEL SA de CV unit	3,520,438	7,528,948
Cemex SA de CV sponsored ADR	5,470,538	168,164,338
Corporacion Geo SA de CV Series B (a)	9,088,700	42,027,156
Fomento Economico Mexicano SA de CV sponsored ADR	1,049,065	101,434,095
Gruma SA de CV Series B	3,293,200	10,806,363
Grupo Aeroportuario del Pacifico SA de CV sponsored ADR	1,463,600	55,236,264
Grupo Mexico SA de CV Series B	8,335,969	29,144,306
Grupo Televisa SA de CV	1,507,400	7,455,354
Grupo Televisa SA de CV (CPO) sponsored ADR	3,828,500	94,487,380
Industrias Penoles SA de CV	2,294,500	18,984,110
Sare Holding SA de CV Series B (a)	6,080,300	7,282,000
Common Stocks - continued
	Shares	Value (Note 1)
Mexico - continued
Telefonos de Mexico SA de CV Series L sponsored ADR	1,214,500	$ 32,050,655
Urbi, Desarrollos Urbanos, SA de CV (a)	8,169,300	25,036,973
Wal-Mart de Mexico SA de CV Series V	29,340,486	102,225,860
TOTAL MEXICO		1,071,533,619
Panama - 0.6%
Copa Holdings SA Class A	508,100	19,256,990
Spain - 0.8%
Banco Bilbao Vizcaya Argentaria SA	309,400	7,487,480
Banco Santander Central Hispano SA	992,900	17,185,097
TOTAL SPAIN		24,672,577
United States of America - 0.7%
Newmont Mining Corp.	481,000	21,774,870
TOTAL COMMON STOCKS (Cost $2,090,535,711)		3,039,318,743
Money Market Funds - 2.2%

Fidelity Cash Central Fund, 5.34% (b)	65,788,986	65,788,986
Fidelity Securities Lending Cash Central Fund, 5.35% (b)(c)	2,974,875	2,974,875
TOTAL MONEY MARKET FUNDS (Cost $68,763,861)		68,763,861
Cash Equivalents - 0.1%
	Maturity Amount
Investments in repurchase agreements in a joint trading account at 5.3%, dated 10/31/06 due 11/1/06 (Collateralized by U.S. Treasury Obligations) # (Cost $2,339,000)	$ 2,339,345	2,339,000
TOTAL INVESTMENT PORTFOLIO - 99.6% (Cost $2,161,638,572)		3,110,421,604
NET OTHER ASSETS - 0.4%		12,050,982
NET ASSETS - 100%		$ 3,122,472,586
Legend
(a) Non-income producing

(b) Affiliated fund that is available only to investment companies and other accounts managed by Fidelity Investments. The rate quoted is the annualized seven-day yield of the fund at period end. A complete unaudited listing of the fund's holdings as of its most recent quarter end is available upon request.

(c) Investment made with cash collateral received from securities on loan.
(d) Security or a portion of the security is on loan at period end.

(e) Security exempt from registration under Rule 144A of the Securities Act of 1933. These securities may be resold in transactions exempt from registration, normally to qualified institutional buyers. At the end of the period, the value of these securities amounted to $ 34,731,370 or 1.1% of net assets.

# Additional Information on each counterparty to the repurchase agreement is as follows:
Repurchase Agreement / Counterparty	Value
$2,339,000 due 11/01/06 at 5.30%
BNP Paribas Securities Corp.	$ 1,277,142
Banc of America Securities LLC	329,380
Barclays Capital, Inc.	732,478
$ 2,339,000
Affiliated Central Funds
Information regarding fiscal year to date income earned by the Fund from investments in Fidelity Central Funds is as follows:
Fund	Income earned
Fidelity Cash Central Fund	$ 4,495,113
Fidelity Securities Lending Cash Central Fund	958,757
Total	$ 5,453,870

Annual Report

See accompanying notes which are an integral part of the financial statements.

Latin America

Financial Statements

Statement of Assets and Liabilities

October 31, 2006

Assets
Investment in securities, at value (including securities loaned of $2,954,545 and repurchase agreements of $2,339,000) - See accompanying schedule: Unaffiliated issuers (cost $2,092,874,711)	$ 3,041,657,743
Fidelity Central Funds (cost $68,763,861)	68,763,861
Total Investments (cost $2,161,638,572)		$ 3,110,421,604
Cash		197
Foreign currency held at value (cost $555,009)		554,004
Receivable for investments sold		19,227,013
Receivable for fund shares sold		6,880,789
Dividends receivable		5,949,305
Interest receivable		466,411
Other receivables		84,348
Total assets		3,143,583,671

Liabilities
Payable for investments purchased	$ 9,408,464
Payable for fund shares redeemed	6,026,197
Accrued management fee	1,795,431
Other affiliated payables	612,865
Other payables and accrued expenses	293,253
Collateral on securities loaned, at value	2,974,875
Total liabilities		21,111,085

Net Assets		$ 3,122,472,586
Net Assets consist of:
Paid in capital		$ 2,092,144,433
Undistributed net investment income		48,654,473
Accumulated undistributed net realized gain (loss) on investments and foreign currency transactions		32,877,080
Net unrealized appreciation (depreciation) on investments and assets and liabilities in foreign currencies		948,796,600
Net Assets, for 75,914,971 shares outstanding		$ 3,122,472,586
Net Asset Value, offering price and redemption price per share ($3,122,472,586 ÷ 75,914,971 shares)		$ 41.13

Statement of Operations

Year ended October 31, 2006

Investment Income
Dividends		$ 85,295,689
Interest		23,851
Income from Fidelity Central Funds (including $958,757 from security lending)		5,453,870
		90,773,410
Less foreign taxes withheld		(6,290,272)
Total income		84,483,138

Expenses
Management fee	$ 18,581,946
Transfer agent fees	5,490,623
Accounting and security lending fees	1,110,737
Custodian fees and expenses	1,400,974
Independent trustees' compensation	9,784
Registration fees	328,083
Audit	89,867
Legal	32,763
Interest	158,810
Miscellaneous	11,833
Total expenses before reductions	27,215,420
Expense reductions	(717,519)	26,497,901
Net investment income (loss)		57,985,237
Realized and Unrealized Gain (Loss) Net realized gain (loss) on:
Investment securities:
Unaffiliated issuers	37,561,152
Foreign currency transactions	(972,233)
Total net realized gain (loss)		36,588,919
Change in net unrealized appreciation (depreciation) on: Investment securities	585,353,162
Assets and liabilities in foreign currencies	(13,418)
Total change in net unrealized appreciation (depreciation)		585,339,744
Net gain (loss)		621,928,663
Net increase (decrease) in net assets resulting from operations		$ 679,913,900

Annual Report

See accompanying notes which are an integral part of the financial statements.

Latin America Fund
Financial Statements - continued

Statement of Changes in Net Assets

	Year ended October 31, 2006	Year ended October 31, 2005
Increase (Decrease) in Net Assets
Operations
Net investment income (loss)	$ 57,985,237	$ 18,097,464
Net realized gain (loss)	36,588,919	80,919,152
Change in net unrealized appreciation (depreciation)	585,339,744	247,588,239
Net increase (decrease) in net assets resulting from operations	679,913,900	346,604,855
Distributions to shareholders from net investment income	(25,559,551)	(6,575,674)
Distributions to shareholders from net realized gain	(20,858,777)	-
Total distributions	(46,418,328)	(6,575,674)
Share transactions Proceeds from sales of shares	2,691,422,984	1,044,234,301
Reinvestment of distributions	44,620,920	6,298,102
Cost of shares redeemed	(1,635,956,243)	(365,491,989)
Net increase (decrease) in net assets resulting from share transactions	1,100,087,661	685,040,414
Redemption fees	4,806,595	1,678,494
Total increase (decrease) in net assets	1,738,389,828	1,026,748,089

Net Assets
Beginning of period	1,384,082,758	357,334,669
End of period (including undistributed net investment income of $48,654,473 and undistributed net investment income of $16,852,142, respectively)	$ 3,122,472,586	$ 1,384,082,758
Other Information Shares
Sold	73,372,373	42,509,771
Issued in reinvestment of distributions	1,389,117	323,696
Redeemed	(45,918,289)	(15,505,564)
Net increase (decrease)	28,843,201	27,327,903

Financial Highlights

Years ended October 31,	2006	2005	2004	2003	2002
Selected Per-Share Data
Net asset value, beginning of period	$ 29.40	$ 18.10	$ 13.38	$ 8.92	$ 10.40
Income from Investment Operations
Net investment income (loss) C	.82	.57	.40	.20	.17
Net realized and unrealized gain (loss)	11.68	10.98	4.53	4.42	(1.41)
Total from investment operations	12.50	11.55	4.93	4.62	(1.24)
Distributions from net investment income	(.46)	(.30)	(.23)	(.17)	(.25)
Distributions from net realized gain	(.38)	-	-	-	-
Total distributions	(.84)	(.30)	(.23)	(.17)	(.25)
Redemption fees added to paid in capital C	.07	.05	.02	.01	.01
Net asset value, end of period	$ 41.13	$ 29.40	$ 18.10	$ 13.38	$ 8.92
Total Return A, B	43.57%	64.94%	37.47%	52.83%	(12.37)%
Ratios to Average Net Assets D, F
Expenses before reductions	1.05%	1.10%	1.19%	1.31%	1.44%
Expenses net of fee waivers, if any	1.05%	1.10%	1.19%	1.31%	1.44%
Expenses net of all reductions	1.02%	1.04%	1.16%	1.31%	1.41%
Net investment income (loss)	2.23%	2.38%	2.56%	1.89%	1.57%
Supplemental Data
Net assets, end of period (000 omitted)	$ 3,122,473	$ 1,384,083	$ 357,335	$ 219,519	$ 140,399
Portfolio turnover rate E	60%	40%	25%	28%	128%

A Total returns would have been lower had certain expenses not been reduced during the periods shown. B Total returns do not include the effect of the former sales charges. C Calculated based on average shares outstanding during the period. D Fees and expenses of the underlying Fidelity Central Funds are not included in the Fund's expense ratio. The Fund indirectly bears its proportionate share of the expense of any underlying Fidelity Central Funds. E Amount does not include the portfolio activity of any underlying Fidelity Central Funds. F Expense ratios reflect operating expenses of the Fund. Expenses before reductions do not reflect amounts reimbursed by the investment adviser or reductions from brokerage service arrangements or other expense offset arrangements and do not represent the amount paid by the Fund during periods when reimbursements or reductions occur. Expenses net of fee waivers reflect expenses after reimbursement by the investment adviser but prior to reductions from brokerage service arrangements or other expense offset arrangements. Expenses net of all reductions represent the net expenses paid by the Fund.

Annual Report

See accompanying notes which are an integral part of the financial statements.

Nordic

Performance: The Bottom Line

Average annual total return reflects the change in the value of an investment, assuming reinvestment of the fund's dividend income and capital gains (the profits earned upon the sale of securities that have grown in value) and assuming a constant rate of performance each year. The $10,000 table and the fund's returns do not reflect the deduction of taxes that a shareholder would pay on fund distributions or the redemption of fund shares. During periods of reimbursement by Fidelity, a fund's total returns will be greater than it would be had the reimbursement not occurred. How a fund did yesterday is no guarantee of how it will do tomorrow.

Average Annual Total Returns

Periods ended October 31, 2006	Past 1 year	Past 5 years	Past 10 years
Fidelity Nordic Fund	29.68%	18.92%	13.82%

$10,000 Over Life of Fund

Let's say hypothetically that $10,000 was invested in Fidelity Nordic Fund on October 31, 1996. The chart shows how the value of your investment would have changed, and also shows how the FTSE World Nordic Index performed over the same period.

Annual Report

Nordic

Management's Discussion of Fund Performance

Comments from Trygve Toraasen, Portfolio Manager of Fidelity® Nordic Fund

International equity markets as a whole outpaced their U.S. counterparts for the 12 months ending October 31, 2006 - partly as a result of favorable currency exchanges that boosted returns for U.S. investors. The Morgan Stanley Capital InternationalSM Europe, Australasia, Far East (MSCI® EAFE®) Index - a gauge of developed stock markets outside the United States and Canada - gained 27.72% during that time. European markets benefited from solid corporate profit growth and attractive dividends, which helped the MSCI Europe index advance 31.95%. Strong performing Latin American and Asian emerging markets drove the MSCI Emerging Markets index to a lofty 35.42% return. Japan was somewhat of an exception to the generally stellar foreign market performance after struggling in the middle part of the period. Still, its earlier gains helped the Tokyo Stock Exchange Stock Price Index (TOPIX) - a benchmark of the largest and better-established stocks traded on the Tokyo Stock Exchange - rise 12.47% overall. Natural-resources-rich Canada also struggled over the final six months as energy prices fell, but the S&P/TSX Composite Index managed a 12-month return of 28.21%.

The fund returned 29.68%, trailing the Financial Times Stock Exchange (FTSE) World Nordic Index, which gained 35.96% during a 12-month period when the global economic expansion benefited many Nordic companies. The fund underperformed its index largely due to stock selection in health care and the de-emphasis of two Swedish truck manufacturers, Scania and Volvo, both of which performed well for company-specific reasons unrelated to the truck manufacturing cycle, which I believed was nearing its end. I didn't own either company at period end. TANDBERG, a Norwegian video conferencing equipment manufacturer, fell hard early in the period. Although it later recovered, it underperformed for the fiscal year. My early underweighting of Swedish investment company Investor AB also detracted from results. Its stock price rose after the company adopted a new business strategy. Among the investments that supported results were: Aker Kvaerner, a Norwegian oil services company; Hexagon, a Swedish engineering firm that specializes in producing equipment to measure industrial processes; and ABB Ltd., a Swedish power plant construction company that benefited from infrastructure spending in emerging markets. In a strong period for the Nordic markets, a sizable portion of the fund's absolute return came from favorable currency movements.

Notes to shareholders: On December 14, 2006, the Board of Trustees agreed to present a proposal to shareholders to merge Fidelity Nordic Fund into Fidelity Europe Fund. Shareholders of Nordic Fund are expected to meet on May 16, 2007, to vote on the approval of the proposal. If approved, the merger is expected to be completed by the end of June 2007.

The foregoing is not a solicitation of any proxy. For a free copy of the Proxy Statement describing the Reorganization (and containing important information about fees, expenses and risk considerations) and a Prospectus for Fidelity Europe Fund, please call 1-800-544-3198 after March 19, 2007. The Prospectus/Proxy Statement also will be available for free on the Securities and Exchange Commission's Web site (www.sec.gov).

Fidelity Nordic Fund may invest up to 35% of its total assets in any industry that represents more than 20% of the Nordic market. As of October 31, 2006, the fund did not have more than 25% of its total assets in any one industry.

The views expressed above reflect those of the portfolio manager(s) only through the end of the period as stated on the cover of this report and do not necessarily represent the views of Fidelity or any other person in the Fidelity organization. Any such views are subject to change at any time based upon market or other conditions and Fidelity disclaims any responsibility to update such views. These views may not be relied on as investment advice and, because investment decisions for a Fidelity fund are based on numerous factors, may not be relied on as an indication of trading intent on behalf of any Fidelity fund.

Annual Report

Nordic

Investment Changes

Asset Allocation
	% of fund's net assets	% of fund's net assets 6 months ago
Stocks	98.3	95.5
Short-Term Investments and Net Other Assets	1.7	4.5
Top Ten Stocks as of October 31, 2006
	% of fund's net assets	% of fund's net assets 6 months ago
Telefonaktiebolaget LM Ericsson (B Shares) (Sweden, Communications Equipment)	10.3	6.7
Nokia Corp. (Finland, Communications Equipment)	8.2	9.0
Nordea Bank AB (Sweden, Commercial Banks)	5.6	4.8
Hennes & Mauritz AB (H&M) (B Shares) (Sweden, Specialty Retail)	4.0	1.9
Investor AB (B Shares) (Sweden, Diversified Financial Services)	3.8	1.9
DnB Nor ASA (Norway, Commercial Banks)	3.3	2.8
Danske Bank AS (Denmark, Commercial Banks)	3.1	3.8
Aker Kvaerner ASA (Norway, Energy Equipment & Services)	3.1	1.8
Telenor ASA (Norway, Diversified Telecommunication Services)	3.1	1.3
TeliaSonera AB (Sweden, Diversified Telecommunication Services)	3.1	0.0
	47.6
Market Sectors as of October 31, 2006
	% of fund's net assets	% of fund's net assets 6 months ago
Financials	26.9	22.6
Information Technology	19.6	17.4
Industrials	16.3	24.0
Consumer Discretionary	10.2	5.9
Energy	8.5	13.6
Telecommunication Services	7.1	2.1
Materials	4.5	1.5
Health Care	3.2	5.1
Consumer Staples	1.7	1.4
Utilities	0.3	1.9

Annual Report

Nordic

Investments October 31, 2006

Showing Percentage of Net Assets

Common Stocks - 98.3%
	Shares	Value (Note 1)
Bermuda - 0.2%
SeaDrill Ltd. (a)	60,800	$ 862,246
Denmark - 6.7%
Danske Bank AS	259,720	10,896,161
FLS Industries	32,550	1,716,737
Novo Nordisk AS Series B	62,995	4,757,148
Rockwool International AS Series B	17,100	2,650,005
Vestas Wind Systems AS (a)	117,600	3,312,648
TOTAL DENMARK		23,332,699
Estonia - 0.3%
Tallinna Vesi AS	58,562	1,056,944
Finland - 12.6%
Kemira Oyj	140,800	2,733,497
Kone Oyj (B Shares)	36,580	1,733,159
Marimekko Oyj	28,500	529,291
Metso Corp.	157,400	6,840,828
Nokia Corp.	1,432,300	28,474,124
Nokian Tyres Ltd. (d)	185,070	3,543,350
TOTAL FINLAND		43,854,249
Iceland - 0.9%
Exista ehf (a)	162,563	53,102
Kaupthing Bank Hf	153,000	1,890,592
Ossur hf (a)	689,370	1,238,023
TOTAL ICELAND		3,181,717
Liberia - 0.7%
Royal Caribbean Cruises Ltd.	62,400	2,527,200
Luxembourg - 0.5%
Transcom WorldWide SA Series B	158,200	1,642,806
Norway - 21.6%
Acta Holding ASA	137,500	635,269
Aker Kvaerner ASA	104,500	10,871,095
Awilco Offshore ASA (a)(d)	320,500	2,892,865
DnB Nor ASA	870,400	11,398,317
Farstad Shipping ASA	89,200	1,855,888
Havila Shipping ASA (d)	57,300	674,984
Kongsberg Gruppen ASA	3,900	94,269
Norsk Hydro ASA	152,340	3,526,671
Norwegian Air Shuttle AS (a)(d)	374,000	5,435,548
Ocean RIG ASA (a)(d)	256,600	1,688,003
Otrum Electronics ASA (a)	94,000	163,938
PAN Fish ASA (a)	1,575,000	1,233,669
Petroleum Geo-Services ASA (a)	26,700	1,554,225
Schibsted ASA (B Shares)	74,200	2,247,591

	Shares	Value (Note 1)
Solstad Offshore ASA	147,000	$ 2,743,628
Statoil ASA	137,254	3,469,881
Steen & Stroem ASA	4,800	242,328
Storebrand ASA (A Shares)	502,300	5,924,690
TANDBERG ASA	214,400	2,476,394
TANDBERG Television ASA (a)	88,000	911,422
Telenor ASA	683,400	10,794,763
Tomra Systems AS (d)	116,900	785,998
Yara International ASA	202,800	3,552,397
TOTAL NORWAY		75,173,833
Sweden - 54.6%
AarhusKarlshamn AB	10,600	270,783
ABB Ltd. (Sweden)	591,500	8,804,033
Assa Abloy AB (B Shares)	173,602	3,341,089
Atlas Copco AB (A Shares)	129,300	3,777,456
Elekta AB (B Shares)	147,500	3,063,386
Forenings Sparbanken AB (A Shares)	252,500	8,268,200
Gant Co. AB	64,400	1,868,049
Hennes & Mauritz AB (H&M) (B Shares)	320,590	13,826,953
Hexagon AB (B Shares) (d)	137,725	5,129,600
Holmen AB (B Shares)	131,600	5,794,307
Investor AB (B Shares)	597,500	13,402,055
Invik & Co. AB (B Shares)	18,300	311,655
Mekonomen AB (d)	103,700	1,256,334
Modern Times Group AB (MTG) (B Shares)	82,100	4,728,844
NCC AB Series B	26,000	583,186
NeoNet AB	864,000	2,500,221
Nordea Bank AB	1,417,000	19,521,419
Orexo AB	107,800	1,858,260
rnb Retail & Brands AB (d)	637,050	5,137,927
Sandvik AB	299,000	3,653,460
Skandinaviska Enskilda Banken AB (A Shares)	364,000	10,180,549
Skanska AB (B Shares)	178,800	3,187,375
SKF AB (B Shares)	208,000	3,347,918
Svenska Cellulosa AB (SCA) (B Shares)	73,100	3,355,207
Svenska Handelsbanken AB (A Shares)	333,616	8,637,876
Swedish Match Co.	254,000	4,061,946
TELE2 AB (B Shares)	312,800	3,291,537
Teleca AB (B Shares) (a)	101,600	354,497
Telefonaktiebolaget LM Ericsson (B Shares)	9,541,000	36,084,066
TeliaSonera AB	1,468,500	10,674,603
TOTAL SWEDEN		190,272,791
United Kingdom - 0.2%
Group 4 Securicor PLC (Denmark)	184,418	618,958
TOTAL COMMON STOCKS (Cost $275,034,138)		342,523,443
Money Market Funds - 3.0%
	Shares	Value (Note 1)
Fidelity Cash Central Fund, 5.34% (b)	3,032,274	$ 3,032,274
Fidelity Securities Lending Cash Central Fund, 5.35% (b)(c)	7,346,145	7,346,145
TOTAL MONEY MARKET FUNDS (Cost $10,378,419)		10,378,419
TOTAL INVESTMENT PORTFOLIO - 101.3% (Cost $285,412,557)	352,901,862
NET OTHER ASSETS - (1.3)%	(4,419,507)
NET ASSETS - 100%	$ 348,482,355
Legend
(a) Non-income producing

(b) Affiliated fund that is available only to investment companies and other accounts managed by Fidelity Investments. The rate quoted is the annualized seven-day yield of the fund at period end. A complete unaudited listing of the fund's holdings as of its most recent quarter end is available upon request.

(c) Investment made with cash collateral received from securities on loan.
(d) Security or a portion of the security is on loan at period end.
Affiliated Central Funds
Information regarding fiscal year to date income earned by the Fund from investments in Fidelity Central Funds is as follows:
Fund	Income earned
Fidelity Cash Central Fund	$ 406,231
Fidelity Securities Lending Cash Central Fund	383,347
Total	$ 789,578

Annual Report

See accompanying notes which are an integral part of the financial statements.

Nordic

Financial Statements

Statement of Assets and Liabilities

October 31, 2006

Assets
Investment in securities, at value (including securities loaned of $7,036,019) - See accompanying schedule: Unaffiliated issuers (cost $275,034,138)	$ 342,523,443
Fidelity Central Funds (cost $10,378,419)	10,378,419
Total Investments (cost $285,412,557)		$ 352,901,862
Receivable for investments sold		5,722,136
Receivable for fund shares sold		1,104,929
Dividends receivable		23,607
Interest receivable		24,704
Other receivables		16,691
Total assets		359,793,929

Liabilities
Payable for investments purchased	$ 3,164,293
Payable for fund shares redeemed	446,761
Accrued management fee	199,736
Other affiliated payables	86,150
Other payables and accrued expenses	68,489
Collateral on securities loaned, at value	7,346,145
Total liabilities		11,311,574

Net Assets		$ 348,482,355
Net Assets consist of:
Paid in capital		$ 270,362,167
Undistributed net investment income		3,970,778
Accumulated undistributed net realized gain (loss) on investments and foreign currency transactions		6,658,808
Net unrealized appreciation (depreciation) on investments and assets and liabilities in foreign currencies		67,490,602
Net Assets, for 9,525,813 shares outstanding		$ 348,482,355
Net Asset Value, offering price and redemption price per share ($348,482,355 ÷ 9,525,813 shares)		$ 36.58

Statement of Operations

Year ended October 31, 2006

Investment Income
Dividends		$ 7,187,468
Interest		35
Income from Fidelity Central Funds (including $383,347 from security lending)		789,578
		7,977,081
Less foreign taxes withheld		(1,019,096)
Total income		6,957,985

Expenses
Management fee	$ 1,909,989
Transfer agent fees	708,179
Accounting and security lending fees	135,894
Custodian fees and expenses	182,709
Independent trustees' compensation	983
Registration fees	52,714
Audit	54,834
Legal	3,528
Miscellaneous	1,843
Total expenses before reductions	3,050,673
Expense reductions	(92,053)	2,958,620
Net investment income (loss)		3,999,365
Realized and Unrealized Gain (Loss) Net realized gain (loss) on:
Investment securities:
Unaffiliated issuers	7,927,925
Foreign currency transactions	(3,499)
Total net realized gain (loss)		7,924,426
Change in net unrealized appreciation (depreciation) on: Investment securities	41,898,811
Assets and liabilities in foreign currencies	1,928
Total change in net unrealized appreciation (depreciation)		41,900,739
Net gain (loss)		49,825,165
Net increase (decrease) in net assets resulting from operations		$ 53,824,530

Annual Report

See accompanying notes which are an integral part of the financial statements.

Nordic
Financial Statements - continued

Statement of Changes in Net Assets

	Year ended October 31, 2006	Year ended October 31, 2005
Increase (Decrease) in Net Assets
Operations
Net investment income (loss)	$ 3,999,365	$ 3,127,018
Net realized gain (loss)	7,924,426	22,607,311
Change in net unrealized appreciation (depreciation)	41,900,739	8,539,542
Net increase (decrease) in net assets resulting from operations	53,824,530	34,273,871
Distributions to shareholders from net investment income	(2,048,598)	(1,181,664)
Distributions to shareholders from net realized gain	(14,574,214)	-
Total distributions	(16,622,812)	(1,181,664)
Share transactions Proceeds from sales of shares	241,880,689	95,465,404
Reinvestment of distributions	16,097,675	1,146,167
Cost of shares redeemed	(135,218,842)	(58,327,971)
Net increase (decrease) in net assets resulting from share transactions	122,759,522	38,283,600
Redemption fees	509,855	142,810
Total increase (decrease) in net assets	160,471,095	71,518,617

Net Assets
Beginning of period	188,011,260	116,492,643
End of period (including undistributed net investment income of $3,970,778 and undistributed net investment income of $3,006,975, respectively)	$ 348,482,355	$ 188,011,260
Other Information Shares
Sold	7,006,522	3,292,109
Issued in reinvestment of distributions	544,945	43,024
Redeemed	(4,105,858)	(2,021,076)
Net increase (decrease)	3,445,609	1,314,057

Financial Highlights

Years ended October 31,	2006	2005	2004	2003	2002
Selected Per-Share Data
Net asset value, beginning of period	$ 30.92	$ 24.44	$ 19.49	$ 15.36	$ 17.31
Income from Investment Operations
Net investment income (loss) C	.50	.55	.26	.11	.10
Net realized and unrealized gain (loss)	7.94	6.12	4.80	4.14	(1.99)
Total from investment operations	8.44	6.67	5.06	4.25	(1.89)
Distributions from net investment income	(.35)	(.22)	(.15)	(.12)	(.06)
Distributions from net realized gain	(2.49)	-	-	-	-
Total distributions	(2.84)	(.22)	(.15)	(.12)	(.06)
Redemption fees added to paid in capital C	.06	.03	.04	- G	- G
Net asset value, end of period	$ 36.58	$ 30.92	$ 24.44	$ 19.49	$ 15.36
Total Return A,B	29.68%	27.56%	26.31%	27.87%	(10.97)%
Ratios to Average Net Assets D,F
Expenses before reductions	1.14%	1.17%	1.28%	1.43%	1.35%
Expenses net of fee waivers, if any	1.14%	1.17%	1.28%	1.43%	1.35%
Expenses net of all reductions	1.10%	1.13%	1.24%	1.40%	1.30%
Net investment income (loss)	1.49%	1.89%	1.16%	.67%	.57%
Supplemental Data
Net assets, end of period (000 omitted)	$ 348,482	$ 188,011	$ 116,493	$ 81,337	$ 73,992
Portfolio turnover rate E	67%	76%	90%	96%	106%

A Total returns would have been lower had certain expenses not been reduced during the periods shown. B Total returns do not include the effect of the former sales charges. C Calculated based on average shares outstanding during the period. D Fees and expenses of the underlying Fidelity Central Funds are not included in the Fund's expense ratio. The Fund indirectly bears its proportionate share of the expense of any underlying Fidelity Central Funds. E Amount does not include the portfolio activity of any underlying Fidelity Central Funds. F Expense ratios reflect operating expenses of the Fund. Expenses before reductions do not reflect amounts reimbursed by the investment adviser or reductions from brokerage service arrangements or other expense offset arrangements and do not represent the amount paid by the Fund during periods when reimbursements or reductions occur. Expenses net of fee waivers reflect expenses after reimbursement by the investment adviser but prior to reductions from brokerage service arrangements or other expense offset arrangements. Expenses net of all reductions represent the net expenses paid by the Fund. G Amount represents less than $.01 per share.

Annual Report

See accompanying notes which are an integral part of the financial statements.

Pacific Basin

Performance: The Bottom Line

Average annual total return reflects the change in the value of an investment, assuming reinvestment of the fund's dividend income and capital gains (the profits earned upon the sale of securities that have grown in value) and assuming a constant rate of performance each year. The $10,000 table and the fund's returns do not reflect the deduction of taxes that a shareholder would pay on fund distributions or the redemption of fund shares. During periods of reimbursement by Fidelity, a fund's total returns will be greater than it would be had the reimbursement not occurred. How a fund did yesterday is no guarantee of how it will do tomorrow.

Average Annual Total Returns

Periods ended October 31, 2006	Past 1 year	Past 5 years	Past 10 years
Fidelity Pacific Basin Fund	24.55%	16.85%	8.07%

$10,000 Over 10 Years

Let's say hypothetically that $10,000 was invested in Fidelity Pacific Basin Fund on October 31, 1996. The chart shows how the value of your investment would have changed, and also shows how the MSCI All Country Pacific Index performed over the same period.

Annual Report

Pacific Basin

Management's Discussion of Fund Performance

Comments from Dale Nicholls, Portfolio Manager of Fidelity® Pacific Basin Fund

International equity markets as a whole outpaced their U.S. counterparts for the 12 months ending October 31, 2006 - partly as a result of favorable currency exchanges that boosted returns for U.S. investors. The Morgan Stanley Capital InternationalSM Europe, Australasia, Far East (MSCI® EAFE®) Index - a gauge of developed stock markets outside the United States and Canada - gained 27.72% during that time. European markets benefited from solid corporate profit growth and attractive dividends, which helped the MSCI Europe index advance 31.95%. Strong performing Latin American and Asian emerging markets drove the MSCI Emerging Markets index to a lofty 35.42% return. Japan was somewhat of an exception to the generally stellar foreign market performance after struggling in the middle part of the period. Still, its earlier gains helped the Tokyo Stock Exchange Stock Price Index (TOPIX) - a benchmark of the largest and better-established stocks traded on the Tokyo Stock Exchange - rise 12.47% overall. Natural-resources-rich Canada also struggled over the final six months as energy prices fell, but the S&P/TSX Composite Index managed a 12-month return of 28.21%.

During the past year, the fund returned 24.55%, versus 22.10% for the MSCI All Country Pacific Index. Out-of-index exposure to India and stock selection in Singapore, along with overweightings in China and Indonesia, helped versus the benchmark. Hong Kong-listed names - including some incorporated in the Cayman Islands - boosted results as well. Currency fluctuations further aided the fund's returns. On the other hand, my picks in Japan hurt performance, although underweighting that country helped. Among sectors, stock selection helped in the capital goods segment of industrials and in telecommunication services, financials and utilities. Conversely, stock picking and an overweighting in consumer discretionary hurt, along with my choices in software and services. In terms of individual holdings, Softbank, a Japanese technology conglomerate, aided performance, and I sold it on news that the company obtained a license to enter the cellular handset market. Stakes in South Korean Internet search provider NHN, Indonesian natural gas utility Perusahaan Gas Negara and China Life Insurance also proved rewarding. In addition, not owning Japan-based index component Mitsubishi UFJ Financial Group was timely. Conversely, Access, a maker of Web browsers for cellular phones, suffered from a high valuation. Manufacturing design services provider ARRK also hurt, as did security software company Intelligent Wave, which I sold. Not owning wireless services provider China Mobile detracted as well. All detractors I mentioned except China Mobile are Japan-based.

The views expressed above reflect those of the portfolio manager(s) only through the end of the period as stated on the cover of this report and do not necessarily represent the views of Fidelity or any other person in the Fidelity organization. Any such views are subject to change at any time based upon market or other conditions and Fidelity disclaims any responsibility to update such views. These views may not be relied on as investment advice and, because investment decisions for a Fidelity fund are based on numerous factors, may not be relied on as an indication of trading intent on behalf of any Fidelity fund.

Annual Report

Pacific Basin

Investment Changes

Asset Allocation
	% of fund's net assets	% of fund's net assets 6 months ago
Stocks	99.9	100.1
Bonds	0.0	0.1
Short-Term Investments and Net Other Assets	0.1	(0.2)
Top Ten Stocks as of October 31, 2006
	% of fund's net assets	% of fund's net assets 6 months ago
Toyota Motor Corp. (Japan, Automobiles)	2.6	2.4
Mizuho Financial Group, Inc. (Japan, Commercial Banks)	2.0	1.6
Sumitomo Mitsui Financial Group, Inc. (Japan, Commercial Banks)	1.7	1.8
NHN Corp. (Korea (South), Internet Software & Services)	1.6	1.4
BHP Billiton Ltd. (Australia, Metals & Mining)	1.4	1.8
National Australia Bank Ltd. (Australia, Commercial Banks)	1.3	1.0
ORIX Corp. (Japan, Consumer Finance)	1.2	1.0
Computershare Ltd. (Australia, IT Services)	1.1	0.9
Financial Technology (India) Ltd. (India, Diversified Financial Services)	1.1	1.4
Esprit Holdings Ltd. (Hong Kong, Specialty Retail)	1.1	1.2
	15.1
Market Sectors as of October 31, 2006
	% of fund's net assets	% of fund's net assets 6 months ago
Financials	23.2	23.0
Information Technology	20.7	19.0
Consumer Discretionary	17.7	20.4
Industrials	16.1	15.2
Materials	6.1	7.9
Consumer Staples	5.6	5.7
Energy	3.8	2.9
Health Care	3.5	3.1
Telecommunication Services	1.8	0.8
Utilities	1.4	2.1

Annual Report

Pacific Basin

Investments October 31, 2006

Showing Percentage of Net Assets

Common Stocks - 99.9%
	Shares	Value (Note 1)
Australia - 11.7%
AMP Ltd.	829,204	$ 6,098,319
Australian Wealth Management Ltd.	123,000	247,573
BHP Billiton Ltd.	627,175	13,349,420
Billabong International Ltd.	278,212	3,377,124
Cochlear Ltd.	52,300	2,253,969
Computershare Ltd.	1,876,162	11,183,717
CSR Ltd.	1,856,319	4,656,105
Downer EDI Ltd.	1,498,082	7,468,727
Energy Resources of Australia Ltd.	152,160	2,089,677
HFA Holdings Ltd.	1,216,855	1,752,173
Macquarie Airports unit	954,994	2,373,181
Macquarie Bank Ltd.	84,972	4,903,979
Macquarie Infrastructure Group unit	1,908,108	4,992,807
National Australia Bank Ltd.	439,624	12,942,531
Newcrest Mining Ltd.	298,077	5,503,538
Origin Energy Ltd.	186,913	1,037,490
QBE Insurance Group Ltd.	290,971	5,563,803
Reverse Corp. Ltd.	751,900	2,054,754
Seek Ltd.	1,207,394	4,972,626
Sonic Healthcare Ltd.	357,799	3,642,420
United Group Ltd.	586,893	6,637,954
Woodside Petroleum Ltd.	117,400	3,412,740
WorleyParsons Ltd.	249,585	3,506,875
TOTAL AUSTRALIA		114,021,502
Bermuda - 0.9%
Noble Group Ltd.	2,918,000	2,173,417
Peace Mark Holdings Ltd.	2,711,750	1,848,001
Ports Design Ltd.	2,045,500	3,555,928
Sinolink Worldwide Holdings Ltd.	4,726,085	1,008,757
TOTAL BERMUDA		8,586,103
Cayman Islands - 3.4%
AAC Acoustic Technology Holdings, Inc. (a)	1,910,000	2,220,131
China Shineway Pharmaceutical Group Ltd.	821,000	506,712
Ctrip.com International Ltd. sponsored ADR	29,349	1,438,101
Foxconn International Holdings Ltd. (a)	1,622,000	5,391,233
Hutchison Telecommunications International Ltd. (a)	1,796,000	3,459,353
Kingboard Chemical Holdings Ltd.	1,671,400	5,942,268
Prime Success International Group Ltd.	2,490,000	2,042,663
SinoCom Software Group Ltd.	23,410,000	4,605,424
Solomon Systech International Ltd.	5,296,000	926,112
The9 Ltd. sponsored ADR (a)(d)	118,000	2,785,980
Xinao Gas Holdings Ltd.	3,068,000	3,088,829
Xinhua Finance Ltd. (a)(d)	1,890	727,980
TOTAL CAYMAN ISLANDS		33,134,786
China - 5.7%
Baidu.com, Inc. sponsored ADR (a)	28,196	2,460,947

	Shares	Value (Note 1)
Beijing Media Corp. Ltd. (H Shares)	1,084,000	$ 1,226,560
China Life Insurance Co. Ltd. (H Shares)	4,111,000	8,658,409
China Mengniu Dairy Co. Ltd.	1,878,000	3,414,458
China Shipping Development Co. Ltd. (H Shares)	1,203,719	1,309,400
China Sun Bio-chem Technology Group Co. Ltd.	5,852,000	2,555,130
Chitaly Holdings Ltd.	5,102,000	741,303
Focus Media Holding Ltd. ADR (a)	65,370	3,457,419
Global Bio-Chem Technology Group Co. Ltd.	5,722,000	1,677,488
Home Inns & Hotels Management, Inc. sponsored ADR	1,100	26,994
Industrial & Commercial Bank of China	1,266,000	566,487
Li Ning Co. Ltd.	2,582,000	3,054,364
Macau Success Ltd.	16,700,000	1,567,531
PetroChina Co. Ltd. (H Shares)	8,712,000	9,617,177
Shenzhou International Group Holdings Ltd.	3,828,000	1,584,910
Tencent Holdings Ltd.	648,000	1,548,094
Tong Ren Tang Technologies Co. Ltd. (H Shares)	567,000	962,351
Vision Grande Group Holdings Ltd.	4,392,000	3,783,675
Weichai Power Co. Ltd. (H Shares)	1,877,000	4,503,526
Yantai Changyu Pioneer Wine Co. (B Shares)	826,775	2,817,150
TOTAL CHINA		55,533,373
Hong Kong - 5.2%
Bank of East Asia Ltd.	502,400	2,399,856
China Overseas Land & Investment Ltd.	5,424,750	4,945,414
China Resources Enterprise Ltd.	1,102,000	2,553,366
China State Construction International Holdings Ltd.	12,090,098	6,156,044
China Unicom Ltd.	1,756,000	1,933,356
CNOOC Ltd.	6,852,000	5,743,346
Esprit Holdings Ltd.	1,058,500	10,248,553
Guangzhou Investment Co. Ltd.	21,464,000	4,139,793
IPE Group Ltd.	13,410,000	2,293,280
PYI Corp. Ltd.	10,163,631	3,724,521
Television Broadcasts Ltd.	419,000	2,402,844
Tingyi (Cayman Island) Holding Corp.	2,044,742	1,543,311
Vtech Holdings Ltd.	443,000	2,227,190
TOTAL HONG KONG		50,310,874
India - 4.4%
Bajaj Auto Ltd.	30,383	1,858,693
Cipla Ltd.	402,940	2,350,184
Financial Technology (India) Ltd.	294,990	10,582,077
Geodesic Information Systems Ltd.	748,445	3,099,082
HCL Infosystems Ltd.	227,933	657,109
IVRCL Infrastructures & Projects Ltd.	604,455	3,843,107
Max India Ltd. (a)	218,465	4,553,381
Pfizer Ltd.	85,600	1,636,824
Praj Industries Ltd. (a)	539,390	2,208,233
Common Stocks - continued
	Shares	Value (Note 1)
India - continued
Reliance Industries Ltd.	48,441	$ 1,322,099
Sasken Communication Technologies Ltd.	126,110	1,196,389
Shree Renuka Sugars Ltd.	120,690	1,632,485
State Bank of India	156,475	4,599,013
Suzlon Energy Ltd.	104,027	3,029,335
TOTAL INDIA		42,568,011
Indonesia - 1.9%
PT Astra International Tbk	2,942,000	4,326,928
PT Bank Niaga Tbk	21,558,000	2,058,543
PT Mitra Adiperkasa Tbk	29,415,000	3,131,647
PT Perusahaan Gas Negara Tbk Series B	4,389,348	5,492,083
PT Perushahaan Perkebunan London Sumatra Tbk	4,284,000	2,174,670
PT Semen Gresik Tbk	559,500	1,787,003
TOTAL INDONESIA		18,970,874
Japan - 39.7%
Access Co. Ltd. (a)(d)	844	5,621,375
Aeon Co. Ltd.	137,200	3,231,755
Aida Engineering Ltd.	391,000	2,356,832
ARRK Corp.	199,500	2,669,438
Aruze Corp.	108,100	2,245,922
Asics Corp.	317,000	4,247,085
Bandai Visual Co. Ltd.	566	1,776,009
Canon, Inc.	143,400	7,656,126
Commuture Corp.	234,000	1,914,655
CyberAgent, Inc. (d)	1,060	1,377,565
Daiei, Inc. (a)(d)	130,200	2,443,477
Daiichi Sankyo Co. Ltd.	252,900	7,524,727
Daiwa House Industry Co. Ltd.	283,000	5,105,421
Daiwa Securities Group, Inc.	530,000	6,013,253
DCM Japan Holdings Co. Ltd. (a)(d)	179,740	2,059,265
eAccess Ltd. (d)	3,893	2,246,730
EDION Corp.	95,900	1,381,596
Fanuc Ltd.	48,100	4,174,205
Fujifilm Holdings Corp.	141,200	5,239,467
Fujitsu Ltd.	806,000	6,574,248
Hamakyorex Co. Ltd. (d)	133,200	3,541,826
Hamamatsu Photonics KK (d)	83,600	2,415,937
Hitachi Metals Ltd.	246,000	2,544,973
Horiba Ltd.	106,100	3,084,302
Ise Chemical Corp.	527,000	4,866,279
Japan Excellent, Inc.	253	1,349,795
Japan Logistics Fund, Inc.	388	2,886,115
JSR Corp.	223,700	5,623,102
Kansai Urban Banking Corp. (d)	637,600	2,812,941
Kato Works Co. Ltd.	753,000	2,794,135
Keihanshin Real Estate Co. Ltd.	204,000	1,381,396
Kobayashi Pharmaceutical Co. Ltd.	67,500	2,591,271
Konica Minolta Holdings, Inc.	446,000	5,941,074
Kyoritsu Maintenance Co. Ltd. (d)	86,200	2,034,131

	Shares	Value (Note 1)
Leopalace21 Corp.	134,300	$ 5,052,326
Lintec Corp.	198,100	4,522,290
Mandom Corp. (d)	244,000	5,945,623
Mitsubishi Estate Co. Ltd.	381,000	9,121,067
Mitsui & Co. Ltd.	475,000	6,485,765
Mizuho Financial Group, Inc.	2,443	19,028,498
Musashi Seimitsu Industry Co. Ltd. (d)	162,400	4,109,987
Nabtesco Corp.	288,000	3,459,644
Nidec Corp.	43,800	3,351,659
Nidec Sankyo Corp.	252,000	2,813,885
Nintendo Co. Ltd.	20,600	4,212,996
Nippon Electric Glass Co. Ltd.	463,000	9,975,719
Nippon Oil Corp.	147,000	1,093,451
Nippon Parkerizing Co. Ltd.	65,000	1,147,615
Nippon Seiki Co. Ltd.	143,000	3,417,280
Nissan Motor Co. Ltd. (d)	786,800	9,424,648
Nissin Food Products Co. Ltd.	98,700	2,978,890
Nittoku Engineering Co. Ltd.	139,700	1,057,067
NTT Urban Development Co.	461	3,980,934
Omron Corp.	158,000	4,079,686
Organo Corp.	259,000	2,442,519
ORIX Corp.	40,610	11,440,660
Rakuten, Inc.	19,683	8,750,992
Rex Holdings Co. Ltd.	438	760,209
Risa Partners, Inc. (d)	302	1,407,233
Sanyo Special Steel Co. Ltd.	255,000	1,698,401
Seikoh Giken Co. Ltd.	31,200	874,966
SFCG Co. Ltd.	20,530	3,796,716
Shoei Co. (d)	101,700	3,243,340
Sompo Japan Insurance, Inc.	535,000	7,117,476
Sony Corp.	38,700	1,585,926
St. Marc Holdings Co. Ltd.	34,500	2,306,686
Sumitomo Metal Industries Ltd.	1,668,000	6,274,966
Sumitomo Mitsui Financial Group, Inc.	1,548	16,941,177
Sysmex Corp. (d)	53,200	2,142,374
T&D Holdings, Inc.	127,600	9,327,805
Takara Holdings, Inc. (d)	537,000	3,356,250
Take & Give Needs Co. Ltd. (d)	2,702	2,656,720
Takeda Pharamaceutical Co. Ltd.	115,400	7,409,833
Telewave, Inc. (d)	1,729	3,444,400
The Nippon Synthetic Chemical Industry Co. Ltd. (d)	399,000	1,545,375
The Sumitomo Warehouse Co. Ltd. (d)	401,000	2,831,960
TIS, Inc.	75,000	1,664,031
Tohcello Co. Ltd.	147,000	1,878,976
Token Corp.	55,260	4,171,903
Tokyo Steel Manufacturing Co. Ltd.	149,900	2,296,690
Tokyo Tomin Bank Ltd.	80,500	3,276,163
Toyota Motor Corp.	421,800	24,886,197
Trend Micro, Inc.	90,000	2,885,602
Tsubakimoto Chain Co.	359,000	1,909,183
Tsutsumi Jewelry Co. Ltd.	76,200	2,097,846
UNY Co. Ltd.	175,000	2,197,974
V Technology Co. Ltd.	411	2,002,993
Common Stocks - continued
	Shares	Value (Note 1)
Japan - continued
Valor Co. Ltd.	176,900	$ 2,601,471
Yaskawa Electric Corp. (d)	325,000	3,467,852
Yasuragi Co. Ltd. (d)	101,500	1,319,084
Yokogawa Electric Corp.	224,000	3,073,872
TOTAL JAPAN		386,071,279
Korea (South) - 12.6%
Binggrea Co. Ltd.	38,230	1,704,069
CDNetworks Co. Ltd. (a)	141,885	4,728,243
Cheil Industries, Inc.	119,163	4,957,482
China LotSynergy Holdings Ltd. (a)	16,436,000	1,902,021
Core Logic, Inc.	54,100	1,728,214
Doosan Heavy Industries & Construction Co. Ltd.	73,626	2,812,985
Duzon Digital Ware Co. Ltd.	103,938	2,051,734
Hana Tour Service, Inc.	30,424	1,840,453
Hyundai Engineering & Construction Co. Ltd. (a)	100,802	5,637,849
Hyundai Mipo Dockyard Co. Ltd.	22,382	2,969,221
Hyunjin Materials Co. Ltd.	118,199	1,869,105
INTOPS Co. Ltd.	119,506	3,310,274
KH Vatec Co. Ltd. (a)	152,899	2,093,283
Kookmin Bank	37,406	2,973,423
Korea Information Service, Inc.	57,510	1,419,057
Korean Reinsurance Co.	356,926	4,034,237
Kyeryong Construction Industrial Co. Ltd.	67,780	2,776,659
LG Dacom Corp.	48,772	1,133,570
LG Electronics, Inc.	52,340	3,166,228
LG Household & Health Care Ltd.	51,550	4,759,722
Lotte Chilsung Beverage Co. Ltd.	924	1,164,990
Macquarie Korea Infrastructure Fund GDR (e)	258,800	1,733,960
Mobilians Co. Ltd. (a)	76,477	454,520
NHN Corp.	156,345	15,514,196
Nice e-Banking Services	29,047	1,202,263
Orion Corp.	15,485	4,190,685
Phoenix PDE Co. Ltd.	708,094	3,825,096
S.M. Entertainment Co. Ltd. (a)	285,148	2,178,896
Samsung Corp.	126,820	4,232,940
Samsung Electronics Co. Ltd.	12,833	8,321,528
Samsung Fire & Marine Insurance Co. Ltd.	10,822	1,676,849
Seoul Semiconductor Co. Ltd.	130,028	2,490,851
SFA Engineering Corp.	151,735	4,750,523
Taewoong Co. Ltd.	52,527	1,452,192
TK Corp.	85,040	1,046,923
TSM Tech Co. Ltd.	173,088	2,755,446
Woongjin Coway Co. Ltd.	124,340	3,266,027
YBM Sisa.com, Inc.	120,314	2,598,449
Yuhan Corp.	11,461	1,927,904
TOTAL KOREA (SOUTH)		122,652,067

	Shares	Value (Note 1)
Malaysia - 1.4%
Bumiputra-Commerce Holdings BHD	1,512,900	$ 2,858,045
IOI Corp. BHD	1,051,600	4,952,093
PPB Oil Palms BHD	490,200	1,100,517
Tenaga Nasional BHD	1,757,425	4,811,567
TOTAL MALAYSIA		13,722,222
New Zealand - 0.3%
Pumpkin Patch Ltd.	1,101,053	2,951,262
Papua New Guinea - 0.3%
Oil Search Ltd.	1,102,528	2,919,045
Philippines - 0.6%
Banco de Oro Universal Bank (a)	1,257,700	1,085,094
Philippine Long Distance Telephone Co.	92,000	4,356,340
TOTAL PHILIPPINES		5,441,434
Singapore - 4.5%
Ascendas Real Estate Investment Trust (A-REIT)	2,751,550	3,833,866
CapitaCommercial Trust (REIT)	2,668,300	3,700,737
CapitaLand Ltd.	541,000	1,893,187
Centillion Env & Recycling Ltd. (a)	1,791,000	195,499
Cosco Corp. Singapore Ltd.	2,819,000	3,475,331
DBS Group Holdings Ltd.	383,000	5,016,823
Ezra Holdings Ltd.	1,033,000	2,600,077
GES International Ltd.	2,930,000	2,314,049
Goodpack Ltd.	2,903,000	3,056,967
HTL International Holdings Ltd.	2,826,250	2,141,373
Keppel Corp. Ltd.	653,000	6,624,759
Keppel Land Ltd.	1,133,000	4,001,220
KS Energy Services Ltd.	858,000	1,366,277
Pertama Holdings Ltd.	10,623,000	2,864,813
Raffles Education Corp. Ltd.	333,000	568,756
TOTAL SINGAPORE		43,653,734
Taiwan - 5.8%
China Life Insurance Co. Ltd. (TW) (a)	5,674,000	2,787,828
Chipbond Technology Corp.	1,494,637	1,367,362
Delta Electronics, Inc.	687,000	1,946,586
Formosan Rubber Group (a)	8,007,000	3,934,110
Holtek Semiconductor, Inc.	1,109,189	2,233,424
Hon Hai Precision Industry Co. Ltd. (Foxconn)	1,438,885	9,346,789
Macronix International Co. Ltd. (a)	2,677,000	903,765
MediaTek, Inc.	315,040	3,081,552
Phoenix Precision Technology Corp.	1,675,434	1,785,278
PixArt Imaging, Inc.	299,000	2,460,497
Powertech Technology, Inc.	372,000	1,073,109
Common Stocks - continued
	Shares	Value (Note 1)
Taiwan - continued
Shin Kong Financial Holding Co.: warrants (UBS Warrant Programme) 12/14/06 (a)	3,382,203	$ 2,989,456
warrants (UBS Warrant Programme) 12/14/06 (a)	5,772,480	4,191,068
warrants (UBS Warrant Programme) 12/19/06 (a)	4,794,201	4,237,490
Springsoft, Inc.	2,080,139	2,530,026
Taishin Financial Holdings Co. Ltd. (a)	6,793,000	3,491,203
Taiwan Secom Co.	1,444,562	2,281,689
Tsann Kuen Enterprise Co. Ltd.	3,460,260	2,920,491
Wistron Corp.	2,585,981	3,001,063
TOTAL TAIWAN		56,562,786
Thailand - 1.5%
AAPICO Hitech PCL (For. Reg.)	11,800	6,304
ACL Bank PCL (For. Reg.) (a)	8,517,800	1,067,990
Bumrungrad Hospital PCL (For. Reg.)	3,725,400	3,731,747
Khon Kaen Sugar Industry PCL (For. Reg.)	8,372,100	2,259,183
Sino Thai Engineering & Construction PCL (For. Reg.)	14,247,200	2,213,534
Thai Oil PCL (For. Reg.)	992,000	1,649,390
Thai Stanley Electric PCL	49,100	219,486
Total Access Communication PCL (a)	644,676	2,578,704
True Corp. PCL (For. Reg.) (a)	5,273,000	1,207,310
True Corp. PCL (For. Reg.) rights 4/30/08 (a)	206,113	0
TOTAL THAILAND		14,933,648
TOTAL COMMON STOCKS (Cost $809,110,298)		972,033,000
Money Market Funds - 4.8%
	Shares	Value (Note 1)
Fidelity Securities Lending Cash Central Fund, 5.35% (b)(c) (Cost $46,913,910)	46,913,910	$ 46,913,910
TOTAL INVESTMENT PORTFOLIO - 104.7% (Cost $856,024,208)	1,018,946,910
NET OTHER ASSETS - (4.7)%	(46,141,736)
NET ASSETS - 100%	$ 972,805,174
Legend
(a) Non-income producing

(b) Affiliated fund that is available only to investment companies and other accounts managed by Fidelity Investments. The rate quoted is the annualized seven-day yield of the fund at period end. A complete unaudited listing of the fund's holdings as of its most recent quarter end is available upon request.

(c) Investment made with cash collateral received from securities on loan.
(d) Security or a portion of the security is on loan at period end.

(e) Security exempt from registration under Rule 144A of the Securities Act of 1933. These securities may be resold in transactions exempt from registration, normally to qualified institutional buyers. At the end of the period, the value of these securities amounted to $1,733,960 or 0.2% of net assets.

Affiliated Central Funds
Information regarding fiscal year to date income earned by the Fund from investments in Fidelity Central Funds is as follows:
Fund	Income earned
Fidelity Cash Central Fund	$ 379,606
Fidelity Securities Lending Cash Central Fund	796,238
Total	$ 1,175,844

Annual Report

See accompanying notes which are an integral part of the financial statements.

Pacific Basin

Financial Statements

Statement of Assets and Liabilities

October 31, 2006

Assets
Investment in securities, at value (including securities loaned of $44,630,439) - See accompanying schedule: Unaffiliated issuers (cost $809,110,298)	$ 972,033,000
Fidelity Central Funds (cost $46,913,910)	46,913,910
Total Investments (cost $856,024,208)		$ 1,018,946,910
Receivable for investments sold		15,297,528
Receivable for fund shares sold		872,745
Dividends receivable		1,705,933
Interest receivable		1,377
Other receivables		184,318
Total assets		1,037,008,811

Liabilities
Payable to custodian bank	$ 1,203,837
Payable for investments purchased	10,892,844
Payable for fund shares redeemed	3,756,290
Accrued management fee	611,931
Other affiliated payables	243,789
Other payables and accrued expenses	581,036
Collateral on securities loaned, at value	46,913,910
Total liabilities		64,203,637

Net Assets		$ 972,805,174
Net Assets consist of:
Paid in capital		$ 715,934,543
Undistributed net investment income		5,642,285
Accumulated undistributed net realized gain (loss) on investments and foreign currency transactions		88,717,061
Net unrealized appreciation (depreciation) on investments and assets and liabilities in foreign currencies		162,511,285
Net Assets, for 35,559,082 shares outstanding		$ 972,805,174
Net Asset Value, offering price and redemption price per share ($972,805,174 ÷ 35,559,082 shares)		$ 27.36

Statement of Operations

Year ended October 31, 2006

Investment Income
Dividends		$ 16,986,664
Interest		5,732
Income from Fidelity Central Funds (including $796,238 from security lending)		1,175,844
		18,168,240
Less foreign taxes withheld		(1,075,371)
Total income		17,092,869

Expenses
Management fee Basic fee	$ 7,292,626
Performance adjustment	444,040
Transfer agent fees	2,384,851
Accounting and security lending fees	466,273
Custodian fees and expenses	698,335
Independent trustees' compensation	4,130
Registration fees	86,216
Audit	93,890
Legal	18,192
Interest	61,837
Miscellaneous	6,414
Total expenses before reductions	11,556,804
Expense reductions	(602,727)	10,954,077
Net investment income (loss)		6,138,792
Realized and Unrealized Gain (Loss) Net realized gain (loss) on:
Investment securities:
Unaffiliated issuers (net of foreign taxes of $311,687)	97,481,566
Foreign currency transactions	15,528
Total net realized gain (loss)		97,497,094
Change in net unrealized appreciation (depreciation) on: Investment securities (net of decrease in deferred foreign taxes of $270,144)	59,189,489
Assets and liabilities in foreign currencies	84,109
Total change in net unrealized appreciation (depreciation)		59,273,598
Net gain (loss)		156,770,692
Net increase (decrease) in net assets resulting from operations		$ 162,909,484

Annual Report

See accompanying notes which are an integral part of the financial statements.

Pacific Basin
Financial Statements - continued

Statement of Changes in Net Assets

	Year ended October 31, 2006	Year ended October 31, 2005
Increase (Decrease) in Net Assets
Operations
Net investment income (loss)	$ 6,138,792	$ 5,769,041
Net realized gain (loss)	97,497,094	48,906,097
Change in net unrealized appreciation (depreciation)	59,273,598	65,122,361
Net increase (decrease) in net assets resulting from operations	162,909,484	119,797,499
Distributions to shareholders from net investment income	(5,529,029)	(1,990,052)
Distributions to shareholders from net realized gain	(9,829,319)	(3,233,832)
Total distributions	(15,358,348)	(5,223,884)
Share transactions Proceeds from sales of shares	667,355,117	203,333,895
Reinvestment of distributions	14,211,173	4,800,773
Cost of shares redeemed	(505,973,121)	(119,138,687)
Net increase (decrease) in net assets resulting from share transactions	175,593,169	88,995,981
Redemption fees	810,944	153,147
Total increase (decrease) in net assets	323,955,249	203,722,743

Net Assets
Beginning of period	648,849,925	445,127,182
End of period (including undistributed net investment income of $5,642,285 and undistributed net investment income of $5,234,889, respectively)	$ 972,805,174	$ 648,849,925
Other Information Shares
Sold	25,188,605	9,742,425
Issued in reinvestment of distributions	586,996	262,912
Redeemed	(19,160,860)	(5,917,502)
Net increase (decrease)	6,614,741	4,087,835

Financial Highlights

Years ended October 31,	2006	2005	2004	2003	2002
Selected Per-Share Data
Net asset value, beginning of period	$ 22.42	$ 17.91	$ 17.06	$ 12.73	$ 13.09
Income from Investment Operations
Net investment income (loss) D	.16	.22 G	.07	.06	(.02)
Net realized and unrealized gain (loss)	5.26	4.49	.92	4.26	(.36)
Total from investment operations	5.42	4.71	.99	4.32	(.38)
Distributions from net investment income	(.18)	(.08)	(.16)	-	-
Distributions from net realized gain	(.32)	(.13)	-	-	-
Total distributions	(.50)	(.21)	(.16)	-	-
Redemption fees added to paid in capital D	.02	.01	.02	.01	.02
Net asset value, end of period	$ 27.36	$ 22.42	$ 17.91	$ 17.06	$ 12.73
Total Return A,B,C	24.55%	26.62%	5.98%	34.01%	(2.75)%
Ratios to Average Net Assets E,H
Expenses before reductions	1.14%	1.10%	1.20%	1.17%	1.51%
Expenses net of fee waivers, if any	1.14%	1.10%	1.20%	1.17%	1.51%
Expenses net of all reductions	1.08%	1.05%	1.19%	1.17%	1.50%
Net investment income (loss)	.60%	1.09% G	.42%	.41%	(.15)%
Supplemental Data
Net assets, end of period (000 omitted)	$ 972,805	$ 648,850	$ 445,127	$ 419,251	$ 306,206
Portfolio turnover rate F	75%	78%	145%	97%	98%

A Total returns would have been lower had certain expenses not been reduced during the periods shown. B Total returns do not include the effect of the former sales charges. C Total returns do not include the effect of the contingent deferred sales charge. D Calculated based on average shares outstanding during the period. EFees and expenses of the underlying Fidelity Central Funds are not included in the Fund's expense ratio. The Fund indirectly bears its proportionate share of the expense of any underlying Fidelity Central Funds. F Amount does not include the portfolio activity of any underlying Fidelity Central Funds. G Investment income per share reflects a special dividend which amounted to $.05 per share. Excluding the special dividend, the ratio of net investment income (loss) to average net assets would have been .84%. H Expense ratios reflect operating expenses of the Fund. Expenses before reductions do not reflect amounts reimbursed by the investment adviser or reductions from brokerage service arrangements or other expense offset arrangements and do not represent the amount paid by the Fund during periods when reimbursements or reductions occur. Expenses net of fee waivers reflect expenses after reimbursement by the investment adviser but prior to reductions from brokerage service arrangements or other expense offset arrangements. Expenses net of all reductions represent the net expenses paid by the Fund.

Annual Report

See accompanying notes which are an integral part of the financial statements.

Southeast Asia

Performance: The Bottom Line

Average annual total return reflects the change in the value of an investment, assuming reinvestment of the fund's dividend income and capital gains (the profits earned upon the sale of securities that have grown in value) and assuming a constant rate of performance each year. The $10,000 table and the fund's returns do not reflect the deduction of taxes that a shareholder would pay on fund distributions or the redemption of fund shares. During periods of reimbursement by Fidelity, a fund's total returns will be greater than it would be had the reimbursement not occurred. How a fund did yesterday is no guarantee of how it will do tomorrow.

Average Annual Total Returns

Periods ended October 31, 2006	Past 1 year	Past 5 years	Past 10 years
Fidelity Southeast Asia Fund	41.50%	24.50%	6.86%

$10,000 Over 10 Years

Let's say hypothetically that $10,000 was invested in Fidelity Southeast Asia Fund on October 31, 1996. The chart shows how the value of your investment would have changed, and also shows how the MSCI AC Far East ex Japan Index performed over the same period.

Annual Report

Southeast Asia

Management's Discussion of Fund Performance

Comments from Allan Liu, Portfolio Manager of Fidelity® Southeast Asia Fund

International equity markets as a whole outpaced their U.S. counterparts for the 12 months ending October 31, 2006 - partly as a result of favorable currency exchanges that boosted returns for U.S. investors. The Morgan Stanley Capital InternationalSM Europe, Australasia, Far East (MSCI® EAFE®) Index - a gauge of developed stock markets outside the United States and Canada - gained 27.72% during that time. European markets benefited from solid corporate profit growth and attractive dividends, which helped the MSCI Europe index advance 31.95%. Strong performing Latin American and Asian emerging markets drove the MSCI Emerging Markets index to a lofty 35.42% return. Japan was somewhat of an exception to the generally stellar foreign market performance after struggling in the middle part of the period. Still, its earlier gains helped the Tokyo Stock Exchange Stock Price Index (TOPIX) - a benchmark of the largest and better-established stocks traded on the Tokyo Stock Exchange - rise 12.47% overall. Natural-resources-rich Canada also struggled over the final six months as energy prices fell, but the S&P/TSX Composite Index managed a 12-month return of 28.21%.

During the past year, the fund returned 41.50%, handily beating the 32.63% return of the MSCI All Country Far East ex Japan Index. Favorable stock selection in financials, information technology, utilities and industrials helped the fund's performance versus the index. On a country basis, my picks in China, South Korea and Singapore - together with some Hong Kong-listed names incorporated in the Cayman Islands - aided performance, along with overweightings in China and Indonesia. The top contributor was Indonesian natural gas utility Perusahaan Gas Negara. Two manufacturers for the cellular handset industry, Foxconn International Holdings and AAC Acoustic Technology Holdings - both Hong Kong-listed but incorporated in the Cayman Islands - were strong contributors. Further adding value was Singapore-listed Cosco Corp., which enjoyed solid results from its shipping repair operations in China, along with Korea-based Hynix Semiconductor, which I sold to collect profits. The Hynix sale was part of a reduction of exposure to semiconductors and the broader technology sector, as I became concerned about potential inventory build-ups and the companies' sensitivity to any economic deceleration that might occur. Conversely, my picks in energy, consumer staples and health care could have been better. Hyundai Motor, a Korean automaker, was a major detractor, along with Nan Ya Printed Circuit Board, a Taiwanese electronic materials producer. Far EasTone Telecommunications, a Taiwanese provider of wireless telecom services, managed to post a single-digit gain but trailed the index. Further holding back performance was power tool maker Techtronic Industries. I sold both Nan Ya and Techtronic by period end.

The views expressed above reflect those of the portfolio manager(s) only through the end of the period as stated on the cover of this report and do not necessarily represent the views of Fidelity or any other person in the Fidelity organization. Any such views are subject to change at any time based upon market or other conditions and Fidelity disclaims any responsibility to update such views. These views may not be relied on as investment advice and, because investment decisions for a Fidelity fund are based on numerous factors, may not be relied on as an indication of trading intent on behalf of any Fidelity fund.

Annual Report

Southeast Asia

Investment Changes

Asset Allocation
	% of fund's net assets	% of fund's net assets 6 months ago
Stocks and Investment Companies	97.1	96.4
Short-Term Investments and Net Other Assets	2.9	3.6
Top Ten Stocks as of October 31, 2006
	% of fund's net assets	% of fund's net assets 6 months ago
Samsung Electronics Co. Ltd. (Korea (South), Semiconductors & Semiconductor Equipment)	3.8	5.7
China Mobile (Hong Kong) Ltd. (Hong Kong, Wireless Telecommunication Services)	3.4	1.5
Hon Hai Precision Industry Co. Ltd. (Foxconn) (Taiwan, Electronic Equipment & Instruments)	3.1	2.3
PT Perusahaan Gas Negara Tbk Series B (Indonesia, Gas Utilities)	2.8	3.4
Kookmin Bank (Korea (South), Commercial Banks)	2.7	2.9
Shinhan Financial Group Co. Ltd. (Korea (South), Commercial Banks)	2.5	2.4
PetroChina Co. Ltd. (H Shares) (China, Oil, Gas & Consumable Fuels)	1.8	0.9
Taiwan Semiconductor Manufacturing Co. Ltd. (Taiwan, Semiconductors & Semiconductor Equipment)	1.7	0.5
CNOOC Ltd. (Hong Kong, Oil, Gas & Consumable Fuels)	1.5	0.8
Hyundai Heavy Industries Co. Ltd. (Korea (South), Machinery)	1.3	0.0
	24.6
Market Sectors as of October 31, 2006
	% of fund's net assets	% of fund's net assets 6 months ago
Financials	27.0	24.5
Information Technology	15.0	22.4
Industrials	14.4	12.9
Energy	9.5	5.9
Materials	7.5	6.0
Utilities	7.5	6.3
Consumer Discretionary	7.3	9.8
Telecommunication Services	5.6	5.3
Consumer Staples	2.4	2.5
Health Care	0.2	0.8

Annual Report

Southeast Asia

Investments October 31, 2006

Showing Percentage of Net Assets

Common Stocks - 95.4%
	Shares	Value (Note 1)
Australia - 1.5%
HFA Holdings Ltd.	2,000,000	$ 2,879,838
Paladin Resources Ltd. (a)	1,200,000	5,360,215
Rinker Group Ltd.	280,000	4,020,935
Seek Ltd.	1,170,000	4,818,619
WorleyParsons Ltd.	490,000	6,884,903
TOTAL AUSTRALIA		23,964,510
Bermuda - 1.3%
eSun Holdings Ltd. (a)	4,800,000	4,628,915
NWS Holdings Ltd. (d)	4,000,000	8,280,615
Sinochem Hong Kong Holding Ltd.	20,461,400	7,129,866
TOTAL BERMUDA		20,039,396
Cayman Islands - 2.2%
AAC Acoustic Technology Holdings, Inc. (a)	7,400,000	8,601,553
Foxconn International Holdings Ltd. (a)	3,230,000	10,735,933
New World China Land Ltd.	14,000,000	6,714,499
Semiconductor Manufacturing International Corp. (a)	24,000,000	2,808,209
Shimao Property Holdings Ltd.	1,200,000	1,617,034
Tianjin Port Development Holdings Ltd.	15,400,000	5,069,177
TOTAL CAYMAN ISLANDS		35,546,405
China - 15.8%
Angang New Steel Co. Ltd. (H Shares)	7,600,000	7,768,863
Anhui Conch Cement Co. Ltd. (H Shares)	3,860,000	8,586,381
Baidu.com, Inc. sponsored ADR (a)	54,000	4,713,120
Bank of Communications Co. Ltd. (H Shares)	6,400,000	4,805,843
Beijing Datang Power Generation Co. Ltd.	7,900,000	6,694,054
China Construction Bank Corp. (H Shares)	35,000,000	15,751,170
China Life Insurance Co. Ltd. (H Shares)	6,600,000	13,900,633
China Mengniu Dairy Co. Ltd.	4,400,000	7,999,794
China Merchants Bank Co. Ltd. (H Shares) (a)	9,664,000	15,085,244
China National Building Materials Co. Ltd. (H Shares)	6,800,000	3,785,938
China Oilfield Services Ltd. (H Shares)	15,640,000	8,788,099
China Petroleum & Chemical Corp. (H Shares)	24,000,000	16,648,800
China Shenhua Energy Co. Ltd. (H Shares)	4,257,000	7,488,011
Dongfang Electrical Machinery Co. Ltd. (H Shares)	1,880,000	3,625,984
Focus Media Holding Ltd. ADR (a)	170,000	8,991,300
Harbin Power Equipment Co. Ltd. (H Shares)	6,000,000	5,168,955
Huadian Power International Corp. Ltd. (H shares)	10,000,000	3,368,822
Huaneng Power International, Inc. (H Shares)	12,500,000	9,820,372

	Shares	Value (Note 1)
Hunan Non-Ferrous Metals Corp. Ltd. (H Shares)	17,000,000	$ 8,044,026
Industrial & Commercial Bank of China	5,586,000	2,499,522
Jiangxi Copper Co. Ltd. (H Shares)	7,280,000	7,919,148
Li Ning Co. Ltd.	5,400,000	6,387,903
Lingbao Gold Co. Ltd. (H Shares)	4,000,000	3,497,403
Maanshan Iron & Steel Co. Ltd. (H Shares)	8,000,000	3,178,522
Mindray Medical International Ltd. sponsored ADR	117,300	2,123,130
PetroChina Co. Ltd. (H Shares)	25,800,000	28,480,620
Shanghai Electric (Group) Corp. (H Shares)	35,600,000	12,542,303
Shanghai Forte Land Co. Ltd. (H Shares)	8,600,000	3,792,882
Shanghai Prime Machinery Co. Ltd. (H Shares)	11,600,000	3,758,679
Sinopec Shanghai Petrochemical Co. Ltd. (H Shares)	6,200,000	2,630,767
Tencent Holdings Ltd.	4,000,000	9,556,138
Yantai Changyu Pioneer Wine Co. (B Shares)	248,300	846,056
Zijin Mining Group Co. Ltd. (H Shares)	6,600,000	3,835,828
TOTAL CHINA		252,084,310
Hong Kong - 15.7%
Asia Financial Holdings Ltd.	9,400,000	3,807,283
Bank of East Asia Ltd.	2,040,000	9,744,638
Cheung Kong Holdings Ltd.	1,911,000	20,787,764
China Mobile (Hong Kong) Ltd.	6,580,000	53,666,480
China Power International Development Ltd.	5,000,000	2,391,606
China Resources Enterprise Ltd.	3,200,000	7,414,494
China Resources Power Holdings Co. Ltd.	2,800,000	3,492,259
CLP Holdings Ltd.	2,600,000	16,514,941
CNOOC Ltd.	28,400,000	23,804,880
CNPC (Hong Kong) Ltd.	20,600,000	10,330,196
Dynasty Fine Wines Group Ltd. (d)	12,758,000	4,921,308
Esprit Holdings Ltd.	1,780,000	17,234,223
Guangnan Holdings Ltd.	4,128,000	700,633
Hong Kong & China Gas Co. Ltd.	8,000,000	18,330,505
Hong Kong Exchanges & Clearing Ltd.	1,750,000	13,861,030
Hong Kong Land Holdings Ltd.	840,000	3,158,400
Johnson Electric Holdings Ltd.	4,000,000	3,152,806
Midland Holdings Ltd.	10,000,000	4,963,226
New World Development Co. Ltd.	6,200,000	10,618,732
PYI Corp. Ltd.	17,300,314	6,339,800
Sun Hung Kai Properties Ltd.	796,000	8,704,907
Swire Pacific Ltd. (A Shares)	604,000	6,380,008
TOTAL HONG KONG		250,320,119
Indonesia - 7.8%
Arpeni Pratama Ocean Line PT	10,000,000	1,668,306
Bakrie Telecom PT	56,000,000	1,167,814
PT Apexindo Pratama Duta Tbk	11,000,000	1,907,577
Common Stocks - continued
	Shares	Value (Note 1)
Indonesia - continued
PT Astra Agro Lestari Tbk	2,400,000	$ 2,568,314
PT Astra International Tbk	9,016,500	13,260,961
PT Bakrie & Brothers Tbk (a)	307,576,000	5,232,586
PT Bank Mandiri Persero Tbk	29,300,000	8,763,273
PT Bank Niaga Tbk	44,000,000	4,201,498
PT Bank Rakyat Indonesia Tbk	14,000,000	7,529,330
PT Bumi Resources Tbk	18,000,000	1,521,232
PT Energi Mega Persada Tbk (a)	79,480,000	4,536,213
PT Hexindo Adiperkasa Tbk	22,500,000	2,074,407
PT Indosat Tbk	5,500,000	3,139,050
PT International Nickel Indonesia Tbk	634,000	1,830,110
PT Jakarta International Hotel & Development Tbk (a)	52,000,000	3,538,566
PT Medco Energi International Tbk	19,500,000	7,116,370
PT Perusahaan Gas Negara Tbk Series B	35,400,000	44,293,535
PT Perushahaan Perkebunan London Sumatra Tbk	6,600,000	3,350,332
PT Summarecon Agung Tbk	12,000,000	1,554,159
PT United Tractors Tbk	7,500,000	5,391,813
TOTAL INDONESIA		124,645,446
Korea (South) - 23.4%
Amorepacific Corp. (a)	3,090	1,600,339
Cheil Industries, Inc.	239,550	9,965,886
Daewoo Engineering & Construction Co. Ltd.	750,000	16,237,722
Daewoo Securities Co. Ltd.	305,000	5,648,445
Daishin Securities Co. Ltd.	240,000	5,425,309
Dongkuk Steel Mill Co. Ltd.	325,000	6,139,557
Doosan Heavy Industries & Construction Co. Ltd.	229,000	8,749,267
Hanbit Soft, Inc. (a)	460,000	3,500,343
Hansol Paper Co. Ltd.	240,000	3,578,667
Hyundai Heavy Industries Co. Ltd.	145,000	21,313,336
Hyundai Industrial Development & Construction Co.	207,000	10,435,124
Hyundai Mipo Dockyard Co. Ltd.	128,000	16,980,624
Hyundai Motor Co.	71,000	5,771,926
Hyunjin Materials Co. Ltd.	10,882	172,079
INI Steel Co.	165,000	5,857,519
Kookmin Bank	533,000	42,368,461
Korea Investment Holdings Co. Ltd.	242,590	11,585,614
Korean Reinsurance Co.	494,087	5,584,531
Macquarie Korea Infrastructure Fund GDR (e)	595,400	3,989,180
Meritz Fire & Marine Insurance Co. Ltd.	580,000	3,631,731
NHN Corp.	43,498	4,316,329
POSCO	60,500	16,790,388
Pyeong San Co. Ltd.	33,432	860,415
Samsung Electronics Co. Ltd.	88,872	57,628,832
Samsung Electronics Co. Ltd. GDR	8,200	2,658,850
Samsung Engineering Co. Ltd.	388,000	17,768,313

	Shares	Value (Note 1)
Samsung Fire & Marine Insurance Co. Ltd.	66,000	$ 10,226,581
Seoul Semiconductor Co. Ltd.	190,000	3,639,691
Shinhan Financial Group Co. Ltd.	865,000	39,887,751
Shinsegae Co. Ltd.	22,400	12,908,670
SK Corp.	202,000	14,813,684
Tong Yang Major Corp. (a)	350,000	2,258,423
TOTAL KOREA (SOUTH)		372,293,587
Malaysia - 2.8%
Bintulu Port Holdings BHD	340,000	431,923
Bumiputra-Commerce Holdings BHD	2,550,000	4,817,248
Bursa Malaysia BHD	4,000,000	6,516,085
DiGi.com BHD	1,000,000	3,258,042
IJM Corp. BHD	1,700,000	2,862,423
Lafarge Malayan Cement BHD	15,000,000	3,942,505
POS Malaysia & Services Holding BHD	2,250,000	3,055,441
PPB Oil Palms BHD	1,800,000	4,041,068
Public Bank BHD (For. Reg.)	1,490,625	2,795,560
Scomi Marine BHD	1,430,000	295,592
Tenaga Nasional BHD	4,500,000	12,320,329
YTL Power International BHD	1,460,700	875,820
TOTAL MALAYSIA		45,212,036
Papua New Guinea - 0.4%
Oil Search Ltd.	2,350,000	6,221,844
Philippines - 1.0%
Bank of the Philippine Islands (BPI)	2,160,000	2,686,998
Philippine Long Distance Telephone Co.	280,000	13,258,427
TOTAL PHILIPPINES		15,945,425
Singapore - 7.9%
Advanced Holdings Ltd.	6,000,000	1,367,664
Cosco Corp. Singapore Ltd.	12,200,000	15,040,452
DBS Group Holdings Ltd.	610,000	7,990,240
Hotel Properties Ltd.	1,840,000	3,024,528
Keppel Corp. Ltd.	1,785,000	18,109,028
Keppel Land Ltd.	2,150,000	7,592,783
SembCorp Marine Ltd.	6,500,000	14,273,790
Singapore Exchange Ltd.	6,585,000	19,026,904
Singapore Land Ltd.	1,400,000	7,640,940
Singapore Petroleum Co. Ltd.	2,750,000	8,016,566
The Ascott Group Ltd.	13,150,000	9,456,787
United Overseas Bank Ltd.	410,000	4,659,689
Uol Group Ltd.	3,500,000	8,989,341
TOTAL SINGAPORE		125,188,712
Taiwan - 14.1%
Cheng Uei Precision Industries Co. Ltd.	1,180,000	4,090,430
China Life Insurance Co. Ltd. (TW) (a)	7,400,000	3,635,870
Chong Hong Construction Co. Ltd.	2,677,888	7,176,013
Far East Department Stores Co. Ltd.	8,133,000	4,130,853
Far EasTone Telecommunications Co. Ltd.	5,080,000	5,818,839
Farglory Developers Co. Ltd.	3,100,000	3,821,854
Common Stocks - continued
	Shares	Value (Note 1)
Taiwan - continued
Foxconn Technology Co. Ltd.	647,645	$ 6,334,915
Goldsun Development & Construction Co. Ltd.	8,364,000	3,580,069
High Tech Computer Corp.	470,000	11,688,018
Hon Hai Precision Industry Co. Ltd. (Foxconn)	7,527,025	48,894,465
Huaku Construction Co. Ltd.	3,520,000	7,172,630
Hung Poo Real Estate Development Co. Ltd.	5,285,000	5,846,556
Ichia Technologies, Inc. (a)	3,210,000	3,202,743
Inventec Corp.	9,600,000	6,944,989
KEE TAI Properties Co. Ltd. (a)	6,449,000	3,780,951
King Yuan Electronics Co. Ltd.	6,570,820	4,654,537
Largan Precision Co. Ltd.	393,000	7,842,231
Macronix International Co. Ltd. (a)	7,973,000	2,691,714
MediaTek, Inc.	1,520,000	14,867,822
Motech Industries, Inc.	240,000	3,240,995
Shin Kong Financial Holding Co.:
warrants (UBS Warrant Programme) 12/13/06 (a)	637,951	563,871
warrants (UBS Warrant Programme) 12/20/06 (a)	637,951	563,871
warrants (UBS Warrant Programme) 1/31/07 (a)	2,721,924	2,405,849
warrants (UBS Warrant Programme) 2/7/07 (a)	4,040,356	3,571,183
Shin Kong Financial Holding Co. Ltd.	5,500,000	4,874,152
Shinkong Insurance Co. Ltd.	662,000	332,247
Taiwan Chi Cheng Enterprise Co. Ltd.	2,946,000	7,858,960
Taiwan Fertilizer Co. Ltd.	9,400,000	15,300,678
Taiwan Semiconductor Manufacturing Co. Ltd.	14,750,604	27,122,437
Yulon Motor Co. Ltd.	3,195,750	3,174,076
TOTAL TAIWAN		225,183,818
Thailand - 0.8%
Bangkok Dusit Medical Service PCL (For. Reg.)	2,600,000	1,984,327
Central Pattana PCL (For. Reg.)	5,216,600	3,113,964
Total Access Communication PCL (a)	1,868,600	7,474,400
True Corp. PCL (For. Reg.) (a)	100	23
TOTAL THAILAND		12,572,714
United Kingdom - 0.7%
HSBC Holdings PLC (Hong Kong) (Reg.)	420,022	8,019,900
Standard Chartered PLC (Hong Kong)	80,000	2,254,796
TOTAL UNITED KINGDOM		10,274,696
TOTAL COMMON STOCKS (Cost $1,160,518,228)		1,519,493,018
Nonconvertible Preferred Stocks - 1.0%
	Shares	Value (Note 1)
Korea (South) - 1.0%
Hyundai Motor Co. Series 2	241,000	$ 11,381,794
Samsung Electronics Co. Ltd.	10,200	4,947,093
TOTAL NONCONVERTIBLE PREFERRED STOCKS (Cost $5,912,017)		16,328,887
Investment Companies - 0.7%

Hong Kong - 0.7%
iShares FTSE/Xinhua A50 China Tracker (Cost $9,118,654)	1,160,000	10,306,537
Money Market Funds - 3.0%

Fidelity Cash Central Fund, 5.34% (b)	45,984,670	45,984,670
Fidelity Securities Lending Cash Central Fund, 5.35% (b)(c)	1,837,400	1,837,400
TOTAL MONEY MARKET FUNDS (Cost $47,822,070)		47,822,070
TOTAL INVESTMENT PORTFOLIO - 100.1% (Cost $1,223,370,969)	1,593,950,512
NET OTHER ASSETS - (0.1)%	(1,002,825)
NET ASSETS - 100%	$ 1,592,947,687
Legend
(a) Non-income producing

(b) Affiliated fund that is available only to investment companies and other accounts managed by Fidelity Investments. The rate quoted is the annualized seven-day yield of the fund at period end. A complete unaudited listing of the fund's holdings as of its most recent quarter end is available upon request.

(c) Investment made with cash collateral received from securities on loan.
(d) Security or a portion of the security is on loan at period end.

(e) Security exempt from registration under Rule 144A of the Securities Act of 1933. These securities may be resold in transactions exempt from registration, normally to qualified institutional buyers. At the end of the period, the value of these securities amounted to $3,989,180 or 0.3% of net assets.

Affiliated Central Funds
Information regarding fiscal year to date income earned by the Fund from investments in Fidelity Central Funds is as follows:
Fund	Income earned
Fidelity Cash Central Fund	$ 1,445,739
Fidelity Securities Lending Cash Central Fund	117,560
Total	$ 1,563,299
Other Affiliated Issuers
An affiliated company is a company in which the fund has ownership of at least 5% of the voting securities. Fiscal year to date transactions with companies which are or were affiliates are as follows:
Affiliate	Value, beginning of period	Purchases	Sales Proceeds	Dividend Income	Value, end of period
Wilmar International Ltd.	$ -	$ 1,266,618	$ 1,730,041	$ -	$ -

Annual Report

See accompanying notes which are an integral part of the financial statements.

Southeast Asia

Financial Statements

Statement of Assets and Liabilities

October 31, 2006

Assets
Investment in securities, at value (including securities loaned of $1,661,962) - See accompanying schedule: Unaffiliated issuers (cost $1,175,548,899)	$ 1,546,128,442
Fidelity Central Funds (cost $47,822,070)	47,822,070
Total Investments (cost $1,223,370,969)		$ 1,593,950,512
Foreign currency held at value (cost $1,035,932)		1,036,875
Receivable for investments sold		5,941,110
Receivable for fund shares sold		5,545,244
Dividends receivable		526,448
Interest receivable		205,502
Other receivables		588,807
Total assets		1,607,794,498

Liabilities
Payable for investments purchased	$ 10,291,130
Payable for fund shares redeemed	1,119,017
Accrued management fee	1,036,995
Other affiliated payables	324,535
Other payables and accrued expenses	237,734
Collateral on securities loaned, at value	1,837,400
Total liabilities		14,846,811

Net Assets		$ 1,592,947,687
Net Assets consist of:
Paid in capital		$ 1,107,526,021
Undistributed net investment income		13,779,108
Accumulated undistributed net realized gain (loss) on investments and foreign currency transactions		101,038,426
Net unrealized appreciation (depreciation) on investments and assets and liabilities in foreign currencies		370,604,132
Net Assets, for 62,255,419 shares outstanding		$ 1,592,947,687
Net Asset Value, offering price and redemption price per share ($1,592,947,687 ÷ 62,255,419 shares)		$ 25.59

Statement of Operations

Year ended October 31, 2006

Investment Income
Dividends		$ 33,136,228
Interest		69,881
Income from Fidelity Central Funds (including $117,560 from security lending)		1,563,299
		34,769,408
Less foreign taxes withheld		(3,732,486)
Total income		31,036,922

Expenses
Management fee Basic fee	$ 8,952,086
Performance adjustment	1,237,060
Transfer agent fees	2,808,810
Accounting and security lending fees	551,555
Custodian fees and expenses	1,428,126
Independent trustees' compensation	4,748
Registration fees	107,704
Audit	91,130
Legal	20,838
Miscellaneous	7,808
Total expenses before reductions	15,209,865
Expense reductions	(2,163,671)	13,046,194
Net investment income (loss)		17,990,728
Realized and Unrealized Gain (Loss) Net realized gain (loss) on:
Investment securities:
Unaffiliated issuers	102,629,193
Other affiliated issuers	463,423
Foreign currency transactions	(1,521,848)
Total net realized gain (loss)		101,570,768
Change in net unrealized appreciation (depreciation) on: Investment securities	243,769,647
Assets and liabilities in foreign currencies	17,435
Total change in net unrealized appreciation (depreciation)		243,787,082
Net gain (loss)		345,357,850
Net increase (decrease) in net assets resulting from operations		$ 363,348,578

Annual Report

See accompanying notes which are an integral part of the financial statements.

Southeast Asia
Financial Statements - continued

Statement of Changes in Net Assets

	Year ended October 31, 2006	Year ended October 31, 2005
Increase (Decrease) in Net Assets
Operations
Net investment income (loss)	$ 17,990,728	$ 10,708,090
Net realized gain (loss)	101,570,768	63,732,767
Change in net unrealized appreciation (depreciation)	243,787,082	54,484,965
Net increase (decrease) in net assets resulting from operations	363,348,578	128,925,822
Distributions to shareholders from net investment income	(11,222,484)	(4,393,636)
Distributions to shareholders from net realized gain	(18,514,528)	-
Total distributions	(29,737,012)	(4,393,636)
Share transactions Proceeds from sales of shares	839,465,156	334,452,814
Reinvestment of distributions	28,757,013	4,237,758
Cost of shares redeemed	(393,593,644)	(144,703,410)
Net increase (decrease) in net assets resulting from share transactions	474,628,525	193,987,162
Redemption fees	942,767	371,624
Total increase (decrease) in net assets	809,182,858	318,890,972

Net Assets
Beginning of period	783,764,829	464,873,857
End of period (including undistributed net investment income of $13,779,108 and undistributed net investment income of $8,443,957, respectively)	$ 1,592,947,687	$ 783,764,829
Other Information Shares
Sold	36,006,623	18,599,917
Issued in reinvestment of distributions	1,416,326	261,752
Redeemed	(17,069,282)	(8,212,035)
Net increase (decrease)	20,353,667	10,649,634

Financial Highlights

Years ended October 31,	2006	2005	2004	2003	2002
Selected Per-Share Data
Net asset value, beginning of period	$ 18.70	$ 14.87	$ 13.72	$ 9.96	$ 9.10
Income from Investment Operations
Net investment income (loss) C	.33	.30	.16	.15	.06
Net realized and unrealized gain (loss)	7.23	3.66	1.10	3.68	.81
Total from investment operations	7.56	3.96	1.26	3.83	.87
Distributions from net investment income	(.26)	(.14)	(.13)	(.08)	(.03)
Distributions from net realized gain	(.43)	-	-	-	-
Total distributions	(.69)	(.14)	(.13)	(.08)	(.03)
Redemption fees added to paid in capital C	.02	.01	.02	.01	.02
Net asset value, end of period	$ 25.59	$ 18.70	$ 14.87	$ 13.72	$ 9.96
Total Return A,B	41.50%	26.84%	9.39%	38.81%	9.75%
Ratios to Average Net Assets D,F
Expenses before reductions	1.21%	1.20%	1.21%	1.32%	1.54%
Expenses net of fee waivers, if any	1.21%	1.20%	1.21%	1.32%	1.54%
Expenses net of all reductions	1.04%	1.09%	1.20%	1.32%	1.50%
Net investment income (loss)	1.44%	1.71%	1.11%	1.35%	.54%
Supplemental Data
Net assets, end of period (000 omitted)	$ 1,592,948	$ 783,765	$ 464,874	$ 395,554	$ 245,651
Portfolio turnover rate E	100%	109%	131%	115%	131%

A Total returns would have been lower had certain expenses not been reduced during the periods shown. B Total returns do not include the effect of the former sales charges. C Calculated based on average shares outstanding during the period. D Fees and expenses of the underlying Fidelity Central Funds are not included in the Fund's expense ratio. The Fund indirectly bears its proportionate share of the expense of any underlying Fidelity Central Funds. E Amount does not include the portfolio activity of any underlying Fidelity Central Funds. F Expense ratios reflect operating expenses of the Fund. Expenses before reductions do not reflect amounts reimbursed by the investment adviser or reductions from brokerage service arrangements or other expense offset arrangements and do not represent the amount paid by the Fund during periods when reimbursements or reductions occur. Expenses net of fee waivers reflect expenses after reimbursement by the investment adviser but prior to reductions from brokerage service arrangements or other expense offset arrangements. Expenses net of all reductions represent the net expenses paid by the Fund.

Annual Report

See accompanying notes which are an integral part of the financial statements.

Notes to Financial Statements

For the period ended October 31, 2006

1. Significant Accounting Policies.

Fidelity Canada Fund, Fidelity China Region Fund, Fidelity Emerging Markets Fund, Fidelity Europe Fund, Fidelity Europe Capital Appreciation Fund, Fidelity Japan Fund, Fidelity Japan Smaller Companies Fund, Fidelity Latin America Fund, Fidelity Nordic Fund, Fidelity Pacific Basin Fund, and Fidelity Southeast Asia Fund (the Funds) are Funds of Fidelity Investment Trust (the trust). The trust is registered under the Investment Company Act of 1940, as amended (the 1940 Act), as an open-end management investment company organized as a Massachusetts business trust. The Funds are diversified with the exception of Fidelity Latin America Fund. Each Fund is authorized to issue an unlimited number of shares. Effective the close of business on February 28, 2006, Fidelity Japan Smaller Companies Fund was closed to most new accounts. Certain Funds' investments in emerging markets can be subject to social, economic, regulatory, and political uncertainties and can be extremely volatile. The Funds may invest in Fidelity Central Funds which are open-end investment companies available to investment companies and other accounts managed by Fidelity Management & Research Company (FMR) and its affiliates. The financial statements have been prepared in conformity with accounting principles generally accepted in the United States of America, which require management to make certain estimates and assumptions at the date of the financial statements. The following summarizes the significant accounting policies of the Funds, which are also consistently followed by the Fidelity Central Funds:

Security Valuation. Investments are valued and net asset value (NAV) per share is calculated (NAV calculation) as of the close of business of the New York Stock Exchange (NYSE), normally 4:00 p.m. Eastern time. Wherever possible, each Fund uses independent pricing services approved by the Board of Trustees to value their investments.

Equity securities, including restricted securities, for which market quotations are readily available, are valued at the last reported sale price or official closing price as reported by an independent pricing service on the primary market or exchange on which they are traded. In the event there were no sales during the day or closing prices are not available, securities are valued at the last quoted bid price. Debt securities, including restricted securities, for which quotations are readily available, are valued by independent pricing services or by dealers who make markets in such securities. Pricing services consider yield or price of bonds of comparable quality, coupon, maturity and type as well as dealer supplied prices. Investments in open-end mutual Funds, including the Fidelity Central Funds, are valued at their closing net asset value each business day. Short-term securities with remaining maturities of sixty days or less for which quotations are not readily available are valued at amortized cost, which approximates value.

When current market prices or quotations are not readily available or do not accurately reflect fair value, valuations may be determined in accordance with procedures adopted by the Board of Trustees. For example, when developments occur between the close of a market and the close of the NYSE that may materially affect the value of some or all of the securities, or when trading in a security is halted, those securities may be fair valued. Factors used in the determination of fair value may include monitoring news to identify significant market or security specific events such as changes in the value of U.S. securities markets, reviewing developments in foreign markets and evaluating the performance of ADRs, futures contracts and exchange-traded funds. Because each Fund's utilization of fair value pricing depends on market activity, the frequency with which fair value pricing is used can not be predicted and may be utilized to a significant extent. The value of securities used for NAV calculation under fair value pricing may differ from published prices for the same securities.

Foreign Currency. Certain Funds may use foreign currency contracts to facilitate transactions in foreign-denominated securities. Losses from these transactions may arise from changes in the value of the foreign currency or if the counterparties do not perform under the contracts' terms.

Foreign-denominated assets, including investment securities, and liabilities are translated into U.S. dollars at the exchange rate at period end. Purchases and sales of investment securities, income and dividends received and expenses denominated in foreign currencies are translated into U.S. dollars at the exchange rate in effect on the transaction date.

The effects of exchange rate fluctuations on investments are included with the net realized and unrealized gain (loss) on investment securities. Other foreign currency transactions resulting in realized and unrealized gain (loss) are disclosed separately.

Investment Transactions and Income. Security transactions, including the Fund's investment activity in the Fidelity Central Funds, are accounted for as of trade date. Gains and losses on securities sold are determined on the basis of identified cost and may include proceeds received from litigation. Dividend income is recorded on the ex-dividend date, except for certain dividends from foreign securities where the ex-dividend date may have passed, which are recorded as soon as the Fund is informed of the ex-dividend date. Non-cash dividends included in dividend income, if any, are recorded at the fair market value of the securities received. Distributions received on securities that represent a return of capital or capital gain are recorded as a reduction of cost of investments and/or as a realized gain. The Funds estimate the components of distributions received that may be considered return of capital distributions or capital gain distributions. Large, non-recurring dividends recognized by the Funds are presented separately on the Statement of Operations as "Special Dividends" and the impact of these dividends is presented in the Financial Highlights. Interest income and distributions from the Fidelity Central Funds are accrued as earned. Interest income includes coupon interest and amortization of premium and accretion of discount on debt securities. Investment income is recorded net of foreign taxes withheld where recovery of such taxes is uncertain.

Annual Report

Notes to Financial Statements - continued

1. Significant Accounting Policies - continued

Expenses. Most expenses of the trust can be directly attributed to a Fund. Expenses which cannot be directly attributed are apportioned among each Fund in the trust. Expense estimates are accrued in the period to which they relate and adjustments are made when actual amounts are known.

Income Tax Information and Distributions to Shareholders. Each year, each Fund intends to qualify as a regulated investment company by distributing all of its taxable income and realized gains under Subchapter M of the Internal Revenue Code. As a result, no provision for income taxes is required in the accompanying financial statements. Foreign taxes are provided for based on each Fund's understanding of the tax rules and rates that exist in the foreign markets in which it invests.

Distributions are recorded on the ex-dividend date. Income and capital gain distributions are determined in accordance with income tax regulations, which may differ from generally accepted accounting principles. In addition, certain Funds will claim a portion of the payment made to redeeming shareholders as a distribution for income tax purposes.

Capital accounts within the financial statements are adjusted for permanent book-tax differences. These adjustments have no impact on net assets or the results of operations. Temporary book-tax differences will reverse in a subsequent period.

Book-tax differences are primarily due to short-term capital gains, foreign currency transactions, certain foreign taxes, passive foreign investment companies (PFIC), market discount, deferred trustees compensation, capital loss carryforwards and losses deferred due to wash sales.

The tax-basis components of distributable earnings and the federal tax cost as of period end were as follows for each Fund:

	Cost for Federal Income Tax Purposes	Unrealized Appreciation	Unrealized Depreciation	Net Unrealized Appreciation/ (Depreciation)
Canada	$ 2,593,022,747	$ 748,831,362	$ (42,560,057)	$ 706,271,305
China Region	581,224,096	164,666,654	(9,502,497)	155,164,157
Emerging Markets A	2,461,317,288	527,177,754	(139,395,612)	387,782,142
Europe	3,563,010,009	518,285,375	(27,918,708)	490,366,667
Europe Capital Appreciation	1,008,906,970	111,200,919	(20,178,233)	91,022,686
Japan	1,640,357,256	247,959,938	(32,496,480)	215,463,458
Japan Smaller Companies	1,068,190,107	307,323,977	(49,459,248)	257,864,729
Latin America	2,205,385,772	955,403,306	(50,367,474)	905,035,832
Nordic	285,795,757	71,666,335	(4,560,230)	67,106,105
Pacific Basin	865,883,204	209,802,857	(56,739,151)	153,063,706
Southeast Asia	1,225,279,180	388,260,354	(19,589,022)	368,671,332
	Undistributed Ordinary Income	Undistributed Long-term Capital Gain	Capital Loss Carryforward
Canada	$ 37,445,537	$ 44,242,104	$ -
China Region	8,832,964	6,820,131	-
Emerging Markets A	15,836,412	-	(68,894,724)
Europe	117,473,117	417,963,692	-
Europe Capital Appreciation	19,924,327	82,471,161	-
Japan	592,249	23,360,642	-
Japan Smaller Companies	622,390	30,592,320	-
Latin America	38,057,944	59,944,863	-
Nordic	2,982,841	5,290,808	-
Pacific Basin	14,384,230	66,684,071	-
Southeast Asia	33,462,088	64,217,791	-

A Tax information based on the Fund's tax year end of September 30, 2006.

Annual Report

1. Significant Accounting Policies - continued

Income Tax Information and Distributions to Shareholders - continued

The tax character of distributions paid was as follows:

October 31, 2006	Ordinary Income	Long-term Capital Gains	Return of Capital	Total
Canada	$ 7,894,925	$ -	$ -	$ 7,894,925
China Region	4,953,820	-	-	4,953,820
Emerging Markets	21,238,863	-	-	21,238,863
Europe	123,923,515	170,050,004	-	293,973,519
Europe Capital Appreciation	20,210,635	39,400,503	-	59,611,138
Japan	2,482,546	-	-	2,482,546
Japan Smaller Companies	2,096,615	87,009,291	-	89,105,906
Latin America	25,559,551	20,858,777	-	46,418,328
Nordic	2,048,598	14,574,214	-	16,622,812
Pacific Basin	10,443,689	4,914,659	-	15,358,348
Southeast Asia	11,222,484	18,514,528	-	29,737,012
October 31, 2005
Canada	$ 1,384,456	$ -	$ -	$ 1,384,456
China Region	4,953,877	-	-	4,953,877
Emerging Markets	5,999,282	-	-	5,999,282
Europe	10,681,206	-	-	10,681,206
Europe Capital Appreciation	4,798,330	-	-	4,798,330
Japan	-	-	-	-
Japan Smaller Companies	2,127,742	4,259,030	-	6,386,772
Latin America	6,575,674	-	-	6,575,674
Nordic	1,181,664	-	-	1,181,664
Pacific Basin	5,223,884	-	-	5,223,884
Southeast Asia	4,393,636	-	-	4,393,636

New Accounting Pronouncements. In July 2006, Financial Accounting Standards Board Interpretation No. 48, Accounting for Uncertainty in Income Taxes - an interpretation of FASB Statement 109 (FIN 48), was issued and is effective for fiscal years beginning after December 15, 2006. FIN 48 sets forth a threshold for financial statement recognition, measurement and disclosure of a tax position taken or expected to be taken on a tax return. Management is currently evaluating the impact, if any, the adoption of FIN 48 will have on the Funds' net assets, results of operations and financial statement disclosures.

In addition, in September 2006, Statement of Financial Accounting Standards No. 157, Fair Value Measurements (SFAS 157), was issued and is effective for fiscal years beginning after November 15, 2007. SFAS 157 defines fair value, establishes a framework for measuring fair value and expands disclosures about fair value measurements. Management is currently evaluating the impact the adoption of SFAS 157 will have on the Funds' financial statement disclosures.

Short-Term Trading (Redemption) Fees. Shares held in Canada, China Region, Emerging Markets, Japan, Japan Smaller Companies, Latin America, Nordic, Pacific Basin and Southeast Asia less than 90 days are subject to a redemption fee equal to 1.50% of the proceeds of the redeemed shares. Shares held in Europe and Europe Capital Appreciation less than 30 days are subject to a redemption fee equal to 1.00% of the proceeds of the redeemed shares. All redemption fees, including any estimated redemption fees paid by FMR, are retained by the Funds and accounted for as an addition to paid in capital.

2. Operating Policies.

Repurchase Agreements. FMR has received an Exemptive Order from the Securities and Exchange Commission (the SEC) which permits certain Funds and other affiliated entities of FMR to transfer uninvested cash balances into joint trading accounts which are then invested in repurchase agreements. Certain Funds may also invest directly with institutions in repurchase agreements. Repurchase agreements are collateralized by government or non-government securities. Upon settlement date, collateral is held in segregated accounts with custodian banks and may be obtained in the event of a default of the counterparty. Each applicable Fund monitors, on a daily basis, the value of the collateral to ensure it is at least equal to the principal amount of the repurchase agreement (including accrued interest). In the event of a default by the counterparty, realization of the collateral proceeds could be delayed, during which time the value of the collateral may decline.

Annual Report

Notes to Financial Statements - continued

2. Operating Policies - continued

Futures Contracts. Certain Funds may use futures contracts to manage their exposure to the stock market. Buying futures tends to increase a Fund's exposure to the underlying instrument, while selling futures tends to decrease a Fund's exposure to the underlying instrument or hedge other Fund investments. Upon entering into a futures contract, a Fund is required to deposit with a clearing broker, no later than the following business day, an amount ("initial margin") equal to a certain percentage of the face value of the contract. The initial margin may be in the form of cash or securities and is transferred to a segregated account on settlement date. Subsequent payments ("variation margin") are made or received by a Fund depending on the daily fluctuations in the value of the futures contract and are accounted for as unrealized gains or losses. Realized gains (losses) are recorded upon the expiration or closing of the futures contract. Securities deposited to meet margin requirements are identified in each applicable Fund's Schedule of Investments. Losses may arise from changes in the value of the underlying instruments or if the counterparties do not perform under the contract's terms. Futures contracts are valued at the settlement price established each day by the board of trade or exchange on which they are traded.

Restricted Securities. Certain Funds may invest in securities that are subject to legal or contractual restrictions on resale. These securities generally may be resold in transactions exempt from registration or to the public if the securities are registered. Disposal of these securities may involve time-consuming negotiations and expense, and prompt sale at an acceptable price may be difficult. Information regarding restricted securities is included at the end of each applicable Fund's Schedule of Investments.

3. Purchases and Sales of Investments.

Purchases and sales of securities, other than short-term securities, are noted in the table below.

	Purchases ($)	Sales ($)
Canada	2,188,856,341	1,279,329,289
China Region	321,521,474	182,029,415
Emerging Markets	2,665,253,794	1,704,424,978
Europe	4,764,484,679	4,009,626,045
Europe Capital Appreciation	1,178,604,214	915,505,539
Japan	1,892,647,788	1,341,274,857
Japan Smaller Companies	1,607,360,476	1,740,288,204
Latin America	2,585,248,374	1,487,546,255
Nordic	279,900,687	175,553,382
Pacific Basin	929,562,673	748,085,312
Southeast Asia	1,640,186,583	1,216,091,869

4. Fees and Other Transactions with Affiliates.

Management Fee. FMR and its affiliates provide the Funds with investment management related services for which the Funds pay a monthly management fee. The management fee is the sum of an individual fund fee rate and a group fee rate. The individual fund fee rate is applied to each Fund's average net assets. The group fee rate is based upon the average net assets of all the mutual funds advised by FMR. The group fee rate decreases as assets under management increase and increases as assets under management decrease. In addition, the management fee for Canada, Europe, Europe Capital Appreciation, Japan, Pacific Basin, and Southeast Asia is subject to a performance adjustment (up to a maximum ±.20% of each applicable Fund's average net assets over a 36 month performance period). The upward or downward adjustment to the management fee is based on each Fund's relative investment performance as compared to an appropriate benchmark index. For the period, each Fund's annual management fee rate expressed as a percentage of each Fund's average net assets, including the performance adjustment, if applicable was as follows:

	Individual Rate	Group Rate	Total
Canada	.45%	.27%	.70%
China Region	.45%	.27%	.71%
Emerging Markets	.45%	.27%	.72%
Europe	.45%	.27%	.84%
Europe Capital Appreciation	.45%	.27%	.76%
Japan	.45%	.27%	.77%
Japan Smaller Companies	.45%	.27%	.72%
Latin America	.45%	.27%	.72%
Nordic	.45%	.27%	.71%
Pacific Basin	.45%	.27%	.76%
Southeast Asia	.45%	.27%	.81%

Annual Report

4. Fees and Other Transactions with Affiliates - continued

Transfer Agent Fees. Fidelity Service Company, Inc. (FSC), an affiliate of FMR, is the Funds' transfer, dividend disbursing and shareholder servicing agent. FSC receives account fees and asset-based fees that vary according to account size and type of account. FSC pays for typesetting, printing and mailing of shareholder reports, except proxy statements. For the period, the transfer agent fees were equivalent to the following annual rates expressed as a percentage of average net assets:

Canada	.23%
China Region	.26%
Emerging Markets	.22%
Europe	.23%
Europe Capital Appreciation	.22%
Japan	.22%
Japan Smaller Companies	.20%
Latin America	.21%
Nordic	.26%
Pacific Basin	.23%
Southeast Asia	.22%

Accounting and Security Lending Fees. FSC maintains each Fund's accounting records. The accounting fee is based on the level of average net assets for the month. Under a separate contract, FSC administers the security lending program. The security lending fee is based on the number and duration of lending transactions.

Investments in Fidelity Central Funds. The Funds may invest in Fidelity Central Funds. The Funds' Schedule of Investments lists each of the Fidelity Central Funds as an investment of each Fund but does not include the underlying holdings of each Fidelity Central Fund. As an Investing Fund, the Funds indirectly bear their proportionate share of the expenses of the underlying Fidelity Central Funds. A complete unaudited list of holdings for each Fidelity Central Fund is available upon request. In addition, the financial statements of the Fidelity Central Funds, which are not covered by the Funds' Report of Independent Registered Public Accounting Firm, are available on the EDGAR Database on the SEC's web site, www.sec.gov, or upon request.

The Money Market Central Funds seek preservation of capital and current income and are managed by Fidelity Investments Money Management, Inc. (FIMM), an affiliate of FMR.

Brokerage Commissions. Certain Funds placed a portion of their portfolio transactions with brokerage firms which are affiliates of the investment adviser. The commissions paid to these affiliated firms were as follows:

Amount
Canada	$ 1,348
Emerging Markets	1,131
Europe Capital Appreciation	73
Latin America	7,206
Pacific Basin	19
Southeast Asia	192

Interfund Lending Program. Pursuant to an Exemptive Order issued by the SEC, the Funds, along with other registered investment companies having management contracts with FMR, may participate in an interfund lending program. This program provides an alternative credit facility allowing the Funds to borrow from, or lend money to, other participating affiliated Funds. At period end, there were no interfund loans outstanding. Each applicable Fund's activity in this program during the period for which loans were outstanding was as follows:

	Borrower or Lender	Average Daily Loan Balance	Weighted Average Interest Rate	Interest Expense
Canada	Borrower	$ 8,941,400	5.16%	$ 6,407
Emerging Markets	Borrower	35,841,000	5.13%	143,131
Europe	Borrower	10,759,143	4.13%	8,644
Japan	Borrower	6,416,000	4.39%	782
Japan Smaller Companies	Borrower	8,983,333	5.23%	3,918
Latin America	Borrower	61,462,889	5.14%	157,914
Pacific Basin	Borrower	8,615,484	5.19%	38,517

Annual Report

Notes to Financial Statements - continued

5. Committed Line of Credit.

Certain Funds participate with other Funds managed by FMR in a $4.2 billion credit facility (the "line of credit") to be utilized for temporary or emergency purposes to fund shareholder redemptions or for other short-term liquidity purposes. The participating Funds have agreed to pay commitment fees on their pro rata portion of the line of credit, which is reflected in Miscellaneous Expense on the Statement of Operations, and is as follows:

Canada	$ 7,000
China Region	1,447
Emerging Markets	5,918
Europe	8,652
Europe Capital Appreciation	1,804
Japan	4,666
Japan Smaller Companies	4,767
Latin America	5,674
Nordic	695
Pacific Basin	2,270
Southeast Asia	2,747

During the period, there were no borrowings on this line of credit.

6. Security Lending.

Certain Funds lend portfolio securities from time to time in order to earn additional income. On the settlement date of the loan, each applicable Fund receives collateral (in the form of U.S. Treasury obligations, letters of credit and/or cash) against the loaned securities and maintains collateral in an amount not less than 100% of the market value of the loaned securities during the period of the loan. The market value of the loaned securities is determined at the close of business of the Funds and any additional required collateral is delivered to the Funds on the next business day. If the borrower defaults on its obligation to return the securities loaned because of insolvency or other reasons, a Fund could experience delays and costs in recovering the securities loaned or in gaining access to the collateral. Any cash collateral received is invested in the Fidelity Securities Lending Cash Central Fund. The value of loaned securities and cash collateral at period end are disclosed on each applicable Fund's Statement of Assets and Liabilities. Security lending income represents the income earned on investing cash collateral, less fees and expenses associated with the loan, plus any premium payments that may be received on the loan of certain types of securities. Security lending income is presented on each applicable Fund's Statement of Operations as a component of income from Fidelity Central Funds.

7. Bank Borrowings.

Each Fund is permitted to have bank borrowings for temporary or emergency purposes to fund shareholder redemptions. Each Fund has established borrowing arrangements with certain banks. The interest rate on the borrowings is the bank's base rate, as revised from time to time. At period end, there were no bank borrowings outstanding. Each applicable Fund's activity in this program during the period for which loans were outstanding was as follows:

	Average Daily Loan Balance	Weighted Average Interest Rate
Canada	$ 9,500,000	5.06%
Emerging Markets	24,604,455	5.27%
Europe	61,478,000	4.44%
Latin America	1,536,000	5.25%
Pacific Basin	9,459,500	5.55%

Annual Report

8. Expense Reductions.

Many of the brokers with whom FMR places trades on behalf of certain Funds provided services to these Funds in addition to trade execution. These services included payments of expenses on behalf of each applicable Fund. In addition, through arrangements with each applicable Fund's custodian and transfer agent, credits realized as a result of uninvested cash balances were used to reduce each applicable Fund's expenses. All of the applicable expense reductions are noted in the table below.

	Brokerage Service Arrangements	Custody expense reduction	Transfer Agent expense reduction
Canada	$ 705,540	$ 54,443	$ 57,564
China Region	334,568	2,064	7,480
Emerging Markets	2,486,881	7,794	60,947
Europe	3,244,162	5,861	207,241
Europe Capital Appreciation	648,597	-	7,614
Japan	307,888	48	60,497
Japan Smaller Companies	232,049	40	14,586
Latin America	665,080	9,095	43,344
Nordic	87,527	-	4,526
Pacific Basin	572,164	-	30,563
Southeast Asia	2,127,637	-	36,034

9. Other.

The Funds' organizational documents provide former and current trustees and officers with a limited indemnification against liabilities arising in connection with the performance of their duties to the Funds. In the normal course of business, the Funds may also enter into contracts that provide general indemnifications. The Funds' maximum exposure under these arrangements is unknown as this would be dependent on future claims that may be made against the Funds. The risk of material loss from such claims is considered remote.

At the end of the period, Fidelity Freedom Fund 2010 was the owner of record of approximately 10% of the total outstanding shares of Europe. Fidelity Freedom Fund 2020 was the owner of record of approximately 19% and 12% of the total outstanding shares of Europe and Japan, respectively. Fidelity Freedom Fund 2030 was the owner of record of approximately 14% of the total outstanding shares of Europe. The Fidelity Freedom Funds were the owners of record, in the aggregate, of approximately 61%, 39% and 22% of the total outstanding shares of Europe, Japan and Southeast Asia, respectively.

10. Other Matters Regarding Canada, China Region, Emerging Markets, Europe, Europe Capital Appreciation and Latin America.

The United States Securities and Exchange Commission ("SEC") is conducting an investigation of FMR (covering the years 2002 to 2004) arising from gifts, gratuities and business entertainment provided by certain brokers to certain individuals who were employed on FMR's domestic equity trading desk during that period. FMR is in discussions with the SEC staff regarding the possible resolution of the matter, but as of period-end no final resolution has been reached.

In December 2006, the Independent Trustees completed their own investigation of the matter with the assistance of independent counsel. The Independent Trustees and FMR agree that, despite the absence of proof that the Fidelity mutual funds experienced diminished execution quality as a result of the improper receipt of gifts and business entertainment, the conduct at issue was serious and is worthy of redress. Accordingly, the Independent Trustees have requested and FMR has agreed to pay $42 million to Fidelity mutual funds, plus interest to be determined at the time that payment is made. A method of allocating this payment among the funds has not yet been determined. In addition, FMR has agreed to reimburse related legal expenses. The total payment to each of the Funds listed above is not anticipated to have a material impact on such Fund's net assets.

11. Reorganization.

On December 14, 2006, the Board of Trustees of Fidelity Europe Fund and Fidelity Nordic Fund approved an Agreement and Plan of Reorganization between Fidelity Europe Fund and Fidelity Nordic Fund. The agreement provides for the transfer of all of the assets and the assumption of all of the liabilities of Fidelity Nordic Fund in exchange solely for the number of equivalent shares of Fidelity Europe Fund, having the same aggregate net asset value as the outstanding shares of Fidelity Nordic Fund, on the day that the reorganization is effective.

A shareholder meeting of Fidelity Nordic Fund is expected to be held on May 16, 2007 to vote on the reorganization. If approved by shareholders of Fidelity Nordic Fund the reorganization is expected to become effective on or about June 22, 2007. The reorganization is expected to qualify as a tax-free transaction with no gain or loss recognized by the Funds or their shareholders.

Annual Report

Report of Independent Registered Public Accounting Firm

To the Trustees of Fidelity Investment Trust and the Shareholders of:

Fidelity Canada Fund,

Fidelity China Region Fund,

Fidelity Emerging Markets Fund,

Fidelity Europe Fund,

Fidelity Japan Fund,

Fidelity Japan Smaller Companies Fund,

Fidelity Latin America Fund,

Fidelity Nordic Fund,

Fidelity Pacific Basin Fund,

Fidelity Southeast Asia Fund

In our opinion, the accompanying statements of assets and liabilities, including the schedules of investments, and the related statements of operations and of changes in net assets and the financial highlights present fairly, in all material respects, the financial position of Fidelity Canada Fund, Fidelity China Region Fund, Fidelity Emerging Markets Fund, Fidelity Europe Fund, Fidelity Japan Fund, Fidelity Japan Smaller Companies Fund, Fidelity Latin America Fund, Fidelity Nordic Fund, Fidelity Pacific Basin Fund and Fidelity Southeast Asia Fund (funds of Fidelity Investment Trust) at October 31, 2006 and the results of their operations for the year then ended, the changes in their net assets for each of the two years in the period then ended and the financial highlights for each of the five years in the period then ended, in conformity with accounting principles generally accepted in the United States of America. These financial statements and financial highlights (hereafter referred to as "financial statements") are the responsibility of the Fidelity Investment Trust's management; our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these financial statements in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits, which included confirmation of securities at October 31, 2006 by correspondence with the custodians and brokers, provide a reasonable basis for our opinion.

/s/PricewaterhouseCoopers LLP

PricewaterhouseCoopers LLP

Boston, Massachusetts

December 21, 2006

Annual Report

Report of Independent Registered Public Accounting Firm

To the Trustees of Fidelity Investment Trust and Shareholders of Fidelity Europe Capital Appreciation Fund:

We have audited the accompanying statement of assets and liabilities of Fidelity Europe Capital Appreciation Fund (the Fund), a fund of Fidelity Investment Trust (the Trust), including the schedule of investments, as of October 31, 2006, and the related statement of operations for the year then ended, the statement of changes in net assets for each of the two years in the period then ended, and the financial highlights for each of the five years in the period then ended. These financial statements and financial highlights are the responsibility of the Fund's management. Our responsibility is to express an opinion on these financial statements and financial highlights based on our audits.

We conducted our audits in accordance with standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements and financial highlights are free of material misstatement. The Fund is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Fund's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. Our procedures included confirmation of securities owned as of October 31, 2006, by correspondence with the custodians and brokers; where replies were not received from brokers, we performed other auditing procedures. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements and financial highlights referred to above present fairly, in all material respects, the financial position of Fidelity Europe Capital Appreciation Fund as of October 31, 2006, the results of its operations for the year then ended, the changes in its net assets for each of the two years in the period then ended, and its financial highlights for each of the five years in the period then ended, in conformity with accounting principles generally accepted in the United States of America.

DELOITTE & TOUCHE LLP

Boston, Massachusetts

December 21, 2006

Annual Report

Trustees and Officers

The Trustees, Members of the Advisory Board, and executive officers of the trust and funds, as applicable, are listed below. The Board of Trustees governs each fund and is responsible for protecting the interests of shareholders. The Trustees are experienced executives who meet periodically throughout the year to oversee each fund's activities, review contractual arrangements with companies that provide services to each fund, and review each fund's performance. Except for William O. McCoy, each of the Trustees oversees 348 funds advised by FMR or an affiliate. Mr. McCoy oversees 350 funds advised by FMR or an affiliate.

The Trustees hold office without limit in time except that (a) any Trustee may resign; (b) any Trustee may be removed by written instrument, signed by at least two-thirds of the number of Trustees prior to such removal; (c) any Trustee who requests to be retired or who has become incapacitated by illness or injury may be retired by written instrument signed by a majority of the other Trustees; and (d) any Trustee may be removed at any special meeting of shareholders by a two-thirds vote of the outstanding voting securities of the trust. Each Trustee who is not an interested person (as defined in the 1940 Act) (Independent Trustee), shall retire not later than the last day of the calendar year in which his or her 72nd birthday occurs. The Independent Trustees may waive this mandatory retirement age policy with respect to individual Trustees. The executive officers and Advisory Board Members hold office without limit in time, except that any officer and Advisory Board Member may resign or may be removed by a vote of a majority of the Trustees at any regular meeting or any special meeting of the Trustees. Except as indicated, each individual has held the office shown or other offices in the same company for the past five years.

The funds' Statement of Additional Information (SAI) includes more information about the Trustees. To request a free copy, call Fidelity at 1-800-544-8544.

Interested Trustees*:

Correspondence intended for each Trustee who is an interested person may be sent to Fidelity Investments, 82 Devonshire Street, Boston, Massachusetts 02109.

Name, Age; Principal Occupation
Edward C. Johnson 3d (76)

Year of Election or Appointment: 1984

Mr. Johnson is Chairman of the Board of Trustees. Mr. Johnson serves as President (2006-present), Chief Executive Officer, Chairman, and a Director of FMR Corp.; Chairman and a Director of FMR; Chairman and a Director of Fidelity Research & Analysis Company (FRAC); Chairman and a Director of Fidelity Investments Money Management, Inc.; and Chairman (2001- present) and a Director of FMR Co., Inc. In addition, Mr. Johnson serves as Chairman and Director of Fidelity International Limited (FIL).

Stephen P. Jonas (53)

Year of Election or Appointment: 2005

Mr. Jonas is Senior Vice President of Canada (2005-present), China Region (2005-present), Emerging Markets (2005-present), Europe (2005-present), Europe Capital Apperciation (2005-present), Japan (2005-present), Japan Smaller Companies (2005-present), Latin America (2005-present), Nordic (2005-present), Pacific Basin (2005-present), and Southeast Asia (2005-present). He also serves as Senior Vice President of other Fidelity funds (2005-present). Mr. Jonas is Executive Director of FMR (2005-present) and FMR Co., Inc. (2005-present). He also serves as a Director of Fidelity Investments Money Management, Inc. (2005-present) and FMR Corp. (2003-present). Previously, Mr. Jonas served as President of Fidelity Enterprise Operations and Risk Services (2004-2005), Chief Administrative Officer (2002-2004), and Chief Financial Officer of FMR Corp. (1998-2002). In addition, he serves on the Boards of Boston Ballet (2003-present) and Simmons College (2003-present).

Robert L. Reynolds (54)

Year of Election or Appointment: 2003

Mr. Reynolds is President and a Director of FMR (2005-present), Fidelity Investments Money Management, Inc. (2005-present), and FMR Co., Inc. (2005-present). Mr. Reynolds also serves as Vice Chairman (2006-present), a Director (2003-present), and Chief Operating Officer of FMR Corp. and a Director of Strategic Advisers, Inc. (2005-present). He also serves on the Board at Fidelity Investments Canada, Ltd.

* Trustees have been determined to be "Interested Trustees" by virtue of, among other things, their affiliation with the trust or various entities under common control with FMR.

Annual Report

Trustees and Officers - continued

Independent Trustees:

Correspondence intended for each Independent Trustee (that is, the Trustees other than the Interested Trustees) may be sent to Fidelity Investments, P.O. Box 55235, Boston, Massachusetts 02205-5235.

Name, Age; Principal Occupation
Dennis J. Dirks (58)

Year of Election or Appointment: 2005

Prior to his retirement in May 2003, Mr. Dirks was Chief Operating Officer and a member of the Board of The Depository Trust & Clearing Corporation (DTCC) (1999-2003). He also served as President, Chief Operating Officer, and Board member of The Depository Trust Company (DTC) (1999-2003) and President and Board member of the National Securities Clearing Corporation (NSCC) (1999-2003). In addition, Mr. Dirks served as Chief Executive Officer and Board member of the Government Securities Clearing Corporation (2001-2003) and Chief Executive Officer and Board member of the Mortgage-Backed Securities Clearing Corporation (2001-2003). Mr. Dirks also serves as a Trustee and a member of the Finance Committee of Manhattan College (2005-present) and a Trustee and a member of the Finance Committee of AHRC of Nassau County (2006-present).

Albert R. Gamper, Jr. (64)

Year of Election or Appointment: 2006

Prior to his retirement in December 2004, Mr. Gamper served as Chairman of the Board of CIT Group Inc. (commercial finance). During his tenure with CIT Group Inc. Mr. Gamper served in numerous senior management positions, including Chairman (1987-1989; 1999-2001; 2002-2004), Chief Executive Officer (1987-2004), and President (1989-2002). He currently serves as a member of the Board of Directors of Public Service Enterprise Group (utilities, 2001-present), Chairman of the Board of Governors, Rutgers University (2004-present), and Chairman of the Board of Saint Barnabas Health Care System.

George H. Heilmeier (70)

Year of Election or Appointment: 2004

Dr. Heilmeier is Chairman Emeritus of Telcordia Technologies (communication software and systems), where prior to his retirement, he served as company Chairman and Chief Executive Officer. He currently serves on the Boards of Directors of The Mitre Corporation (systems engineering and information technology support for the government), and HRL Laboratories (private research and development, 2004-present). He is Chairman of the General Motors Science & Technology Advisory Board and a Life Fellow of the Institute of Electrical and Electronics Engineers (IEEE). Dr. Heilmeier is a member of the Defense Science Board and the National Security Agency Advisory Board. He is also a member of the National Academy of Engineering, the American Academy of Arts and Sciences, and the Board of Overseers of the School of Engineering and Applied Science of the University of Pennsylvania. Previously, Dr. Heilmeier served as a Director of TRW Inc. (automotive, space, defense, and information technology, 1992-2002), Compaq (1994-2002), Automatic Data Processing, Inc. (ADP) (technology-based business outsourcing, 1995-2002), INET Technologies Inc. (telecommunications network surveillance, 2001-2004), and Teletech Holdings (customer management services). He is the recipient of the 2005 Kyoto Prize in Advanced Technology for his invention of the liquid crystal display, and a member of the Consumer Electronics Hall of Fame.

Marie L. Knowles (60)

Year of Election or Appointment: 2001

Prior to Ms. Knowles' retirement in June 2000, she served as Executive Vice President and Chief Financial Officer of Atlantic Richfield Company (ARCO) (diversified energy, 1996-2000). From 1993 to 1996, she was a Senior Vice President of ARCO and President of ARCO Transportation Company. She served as a Director of ARCO from 1996 to 1998. She currently serves as a Director of Phelps Dodge Corporation (copper mining and manufacturing) and McKesson Corporation (healthcare service, 2002-present). Ms. Knowles is a Trustee of the Brookings Institution and the Catalina Island Conservancy and also serves as a member of the Advisory Board for the School of Engineering of the University of Southern California.

Ned C. Lautenbach (62)

Year of Election or Appointment: 2000

Mr. Launtenbach is Chairman of the Independent Trustees (2006-present). Mr. Lautenbach has been a partner of Clayton, Dubilier & Rice, Inc. (private equity investment firm) since September 1998. Previously, Mr. Lautenbach was with the International Business Machines Corporation (IBM) from 1968 until his retirement in 1998. Mr. Lautenbach serves as a Director of Sony Corporation (2006-present) and Eaton Corporation (diversified industrial) as well as the Philharmonic Center for the Arts in Naples, Florida. He also is a member of the Board of Trustees of Fairfield University (2005-present), as well as a member of the Council on Foreign Relations.

William O. McCoy (73)

Year of Election or Appointment: 1997

Prior to his retirement in December 1994, Mr. McCoy was Vice Chairman of the Board of BellSouth Corporation (telecommunications) and President of BellSouth Enterprises. He is currently a Director of Duke Realty Corporation (real estate). He is also a partner of Franklin Street Partners (private investment management firm). In addition, Mr. McCoy served as the Interim Chancellor (1999-2000) and a member of the Board of Visitors for the University of North Carolina at Chapel Hill and currently serves as Chairman of the Board of Directors of the University of North Carolina Health Care System. He also served as Vice President of Finance for the University of North Carolina (16-school system).

Cornelia M. Small (62)

Year of Election or Appointment: 2005

Ms. Small is a member (2000-present) and Chairperson (2002-present) of the Investment Committee, and a member (2002- present) of the Board of Trustees of Smith College. Previously, she served as Chief Investment Officer (1999-2000), Director of Global Equity Investments (1996-1999), and a member of the Board of Directors of Scudder, Stevens & Clark (1990-1997) and Scudder Kemper Investments (1997-1999). In addition, Ms. Small served as Co-Chair (2000-2003) of the Annual Fund for the Fletcher School of Law and Diplomacy.

William S. Stavropoulos (67)

Year of Election or Appointment: 2001

Mr. Stavropoulos is Chairman Emeritus of the Board of Directors of The Dow Chemical Company. Since joining The Dow Chemical Company in 1967, Mr. Stavropoulos served in numerous senior management positions, including President (1993-2000; 2002-2003), CEO (1995-2000; 2002-2004), and Chairman of the Executive Committee (2000-2004). Currently, he is a Director of NCR Corporation (data warehousing and technology solutions), BellSouth Corporation (telecommunications), Chemical Financial Corporation, Maersk Inc. (industrial conglomerate, 2002-present), and Metalmark Capital (private equity investment firm, 2005-present). He also serves as a member of the Board of Trustees of the American Enterprise Institute for Public Policy Research. In addition, Mr. Stavropoulos is a member of The Business Council, J.P. Morgan International Council and the University of Notre Dame Advisory Council for the College of Science.

Kenneth L. Wolfe (67)

Year of Election or Appointment: 2005

Prior to his retirement in 2001, Mr. Wolfe was Chairman and Chief Executive Officer of Hershey Foods Corporation (1993-2001). He currently serves as a member of the boards of Adelphia Communications Corporation (2003-present), Bausch & Lomb, Inc., and Revlon Inc. (2004-present).

Annual Report

Trustees and Officers - continued

Advisory Board Members and Executive Officers:

Correspondence intended for Mr. Keyes may be sent to Fidelity Investments, P.O. Box 55235, Boston, Massachusetts 02205-5235. Correspondence intended for each executive officer and Mr. Lynch may be sent to Fidelity Investments, 82 Devonshire Street, Boston, Massachusetts 02109.

Name, Age; Principal Occupation
James H. Keyes (66)

Year of Election or Appointment: 2006

Member of the Advisory Board of Fidelity Investment Trust. Prior to his retirement in 2003, Mr. Keyes was Chairman, President, and Chief Executive Officer of Johnson Controls, Inc. (automotive supplier, 1993-2003). He currently serves as a member of the boards of LSI Logic Corporation (semiconductor technologies), Navistar International Corporation (manufacture and sale of trucks, buses, and diesel engines, 2002-present), and Pitney Bowes, Inc. (integrated mail, messaging, and document management solutions).

Peter S. Lynch (62)

Year of Election or Appointment: 2003

Member of the Advisory Board of Fidelity Investment Trust. Mr. Lynch is Vice Chairman and a Director of FMR, and Vice Chairman (2001-present) and a Director of FMR Co., Inc. Previously, Mr. Lynch served as a Trustee of the Fidelity funds (1990-2003). In addition, he serves as a Trustee of Boston College and as the Chairman of the Inner-City Scholarship Fund.

Dwight D. Churchill (52)

Year of Election or Appointment: 2005

Vice President of Canada, China Region, Emerging Markets, Europe, Europe Capital Appreciation, Japan, Japan Smaller Companies, Latin America, Nordic, Pacific Basin, and Southeast Asia. Mr. Churchill also serves as Vice President of certain Equity Funds (2005-present). Mr. Churchill is Executive Vice President of FMR (2005-present) and FMR Co., Inc. (2005-present). Previously, Mr. Churchill served as Senior Vice President of Fidelity Investments Money Management, Inc. (2005-2006), Head of Fidelity's Fixed-Income Division (2000-2005), Vice President of Fidelity's Money Market Funds (2000-2005), Vice President of Fidelity's Bond Funds, and Senior Vice President of FMR.

Eric M. Wetlaufer (44)

Year of Election or Appointment: 2006

Vice President of Canada, China Region, Emerging Markets, Europe, Europe Capital Appreciation, Japan, Japan Smaller Companies, Latin America, Nordic, Pacific Basin, and Southeast Asia. Mr. Wetlaufer also serves as Vice President of certain International Equity Funds (2006-present). Mr. Wetlaufer is Senior Vice President of FMR (2006-present) and FMR Co., Inc. (2006-present), and President and Director of Fidelity Management & Research (U.K.) Inc. (2006-present) and Fidelity Research & Analysis Company (2006-present). Before joining Fidelity Investments in 2005, Mr. Wetlaufer was a partner in Oxhead Capital Management (2004-2005). Previously, Mr. Wetlaufer served as a Chief Investment Officer of Putnam Investments (1997-2003).

Yoko Ishibashi (42)
Year of Election or Appointment: 2002 Vice President of Japan. Prior to assuming her current responsibilities, Ms. Ishibashi worked as an analyst and portfolio manager.
Maxime LeMieux (32)

Year of Election or Appointment: 2002
Vice President of Fidelity Canada. Prior to assuming his current responsibilities, Mr. LeMieux worked as a research analyst and manager. Previously, Mr. LeMieux served as Vice President of FMR and FMR Co., Inc. (2006).

Allan Liu (45)
Year of Election or Appointment: 1993 Vice President of Southeast Asia Fund. Prior to assuming his current responsibilities, Mr. Liu worked as a research analyst and manager.
Darren Maupin (30)

Year of Election or Appointment: 2006
Vice President of Europe Capital Appreciation. Mr. Maupin also serves as Vice President of other funds advised by FMR. Prior to assuming his current responsibilities, Mr. Maupin worked as a research analyst and a portfolio manager. Mr. Maupin also serves as a Vice President of FMR and FMR Co., Inc. (2006).

Kenichi Mizushita (50)
Year of Election or Appointment: 1996 Vice President of Japan Smaller Companies. Prior to assuming his current responsibilities, Mr. Mizushita worked as a research analyst and manager.
Dale Nicholls (38)

Year of Election or Appointment: 2004
Vice President of Pacific Basin. Mr. Nicholls also serves as Vice President of other funds advised by FMR. Prior to assuming his current responsibilities, Mr. Nicholls worked as a research analyst and manager.

Trygve Toraasen (43)
Year of Election or Appointment: 1998 and 2006 Vice President of Europe (2006) and Nordic (1998). Prior to assuming his current responsibilities, Mr. Toraasen worked as a research analyst and manager.
Robert von Rekowsky (40)

Year of Election or Appointment: 2004
Vice President of Fidelity Emerging Markets. Mr. von Rekowsky also serves as Vice President of other funds advised by FMR. Prior to his current responsibilities, Mr. von Rekowsky worked as a research analyst and manager. Mr. von Rekowsky also serves as a Vice President of FMR and FMR Co., Inc. (2004).

Eric D. Roiter (57)

Year of Election or Appointment: 1998

Secretary of Canada, China Region, Emerging Markets, Europe, Europe Capital Appreciation, Japan, Japan Smaller Companies, Latin America, Nordic, Pacific Basin, and Southeast Asia. He also serves as Secretary of other Fidelity funds; Vice President, General Counsel, and Secretary of FMR Co., Inc. (2001-present) and FMR; Assistant Secretary of Fidelity Management & Research (U.K.) Inc. (2001-present), Fidelity Research & Analysis Company (2001-present), and Fidelity Investments Money Management, Inc. (2001-present). Mr. Roiter is an Adjunct Member, Faculty of Law, at Boston College Law School (2003-present). Previously, Mr. Roiter served as Vice President and Secretary of Fidelity Distributors Corporation (FDC) (1998-2005).

Stuart Fross (47)

Year of Election or Appointment: 2003

Assistant Secretary of Canada, China Region, Emerging Markets, Europe, Europe Capital Appreciation, Japan, Japan Smaller Companies, Latin America, Nordic, Pacific Basin, and Southeast Asia. Mr. Fross also serves as Assistant Secretary of other Fidelity funds (2003-present), Vice President and Secretary of FDC (2005-present), and is an employee of FMR.

Christine Reynolds (48)

Year of Election or Appointment: 2004

President and Treasurer of Canada, China Region, Emerging Markets, Europe, Europe Capital Appreciation, Japan, Japan Smaller Companies, Latin America, Nordic, Pacific Basin, and Southeast Asia. Ms. Reynolds also serves as President and Treasurer of other Fidelity funds (2004-present) and is a Vice President (2003-present) and an employee (2002-present) of FMR. Before joining Fidelity Investments, Ms. Reynolds worked at PricewaterhouseCoopers LLP (PwC) (1980-2002), where she was most recently an audit partner with PwC's investment management practice.

R. Stephen Ganis (40)

Year of Election or Appointment: 2006

Anti-Money Laundering (AML) officer of Canada, China Region, Emerging Markets, Europe, Europe Capital Appreciation, Japan, Japan Smaller Companies, Latin America, Nordic, Pacific Basin, and Southeast Asia. Mr. Ganis also serves as AML officer of other Fidelity funds (2006-present) and FMR Corp. (2003-present). Before joining Fidelity Investments, Mr. Ganis practiced law at Goodwin Procter, LLP (2000-2002).

Joseph B. Hollis (58)

Year of Election or Appointment: 2006

Chief Financial Officer of Canada, China Region, Emerging Markets, Europe, Europe Capital Appreciation, Japan, Japan Smaller Companies, Latin America, Nordic, Pacific Basin, and Southeast Asia. Mr. Hollis also serves as Chief Financial Officer of other Fidelity funds. Mr. Hollis is President of Fidelity Pricing and Cash Management Services (FPCMS) (2005-present). Mr. Hollis also serves as President and Director of Fidelity Service Company, Inc. (2006-present). Previously, Mr. Hollis served as Senior Vice President of Cash Management Services (1999-2002) and Investment Management Operations (2002-2005).

Kenneth A. Rathgeber (59)

Year of Election or Appointment: 2004

Chief Compliance Officer of Canada, China Region, Emerging Markets, Europe, Europe Capital Appreciation, Japan, Japan Smaller Companies, Latin America, Nordic, Pacific Basin, and Southeast Asia. Mr. Rathgeber also serves as Chief Compliance Officer of other Fidelity funds (2004-present) and Executive Vice President of Risk Oversight for Fidelity Investments (2002-present). He is Chief Compliance Officer of FMR (2005-present), FMR Co., Inc. (2005-present), Fidelity Management & Research (U.K.) Inc. (2005-present), Fidelity Research & Analysis Company (2005-present), Fidelity Investments Money Management, Inc. (2005- present), and Strategic Advisers, Inc. (2005-present). Previously, Mr. Rathgeber served as Executive Vice President and Chief Operating Officer for Fidelity Investments Institutional Services Company, Inc. (1998-2002).

Bryan A. Mehrmann (45)

Year of Election or Appointment: 2005

Deputy Treasurer of Canada, China Region, Emerging Markets, Europe, Europe Capital Appreciation, Japan, Japan Smaller Companies, Latin America, Nordic, Pacific Basin, and Southeast Asia. Mr. Mehrmann also serves as Deputy Treasurer of other Fidelity funds (2005-present) and is an employee of FMR. Previously, Mr. Mehrmann served as Vice President of Fidelity Investments Institutional Services Group (FIIS)/Fidelity Investments Institutional Operations Corporation, Inc. (FIIOC) Client Services (1998-2004).

Kimberley H. Monasterio (42)

Year of Election or Appointment: 2004

Deputy Treasurer of Canada, China Region, Emerging Markets, Europe, Europe Capital Appreciation, Japan, Japan Smaller Companies, Latin America, Nordic, Pacific Basin, and Southeast Asia. Ms. Monasterio also serves as Deputy Treasurer of other Fidelity funds (2004) and is an employee of FMR (2004). Before joining Fidelity Investments, Ms. Monasterio served as Treasurer (2000-2004) and Chief Financial Officer (2002-2004) of the Franklin Templeton Funds and Senior Vice President of Franklin Templeton Services, LLC (2000-2004).

Kenneth B. Robins (37)

Year of Election or Appointment:2005

Deputy Treasurer of Canada, China Region, Emerging Markets, Europe, Europe Capital Appreciation, Japan, Japan Smaller Companies, Latin America, Nordic, Pacific Basin, and Southeast Asia. Mr. Robins also serves as Deputy Treasurer of other Fidelity funds (2005-present) and is an employee of FMR (2004-present). Before joining Fidelity Investments, Mr. Robins worked at KPMG LLP, where he was a partner in KPMG's department of professional practice (2002-2004) and a Senior Manager (1999-2000). In addition, Mr. Robins served as Assistant Chief Accountant, United States Securities and Exchange Commission (2000-2002).

Robert G. Byrnes (39)

Year of Election or Appointment: 2005

Assistant Treasurer of Canada, China Region, Emerging Markets, Europe, Europe Capital Appreciation, Japan, Japan Smaller Companies, Latin America, Nordic, Pacific Basin, and Southeast Asia. Mr. Byrnes also serves as Assistant Treasurer of other Fidelity funds (2005-present) and is an employee of FMR (2005-present). Previously, Mr. Byrnes served as Vice President of FPCMS (2003-2005). Before joining Fidelity Investments, Mr. Byrnes worked at Deutsche Asset Management where he served as Vice President of the Investment Operations Group (2000-2003).

John H. Costello (60)

Year of Election or Appointment: 1986, 1987, 1990, 1992, 1993, or 1995

Assistant Treasurer of Canada (1987), China Region (1995), Emerging Markets (1990), Europe (1986), Europe Capital Appreciation (1993), Japan (1992), Japan Smaller Companies (1995), Latin America (1993), Nordic (1995), Pacific Basin (1986), and Southeast Asia (1993). Mr. Costello also serves as Assistant Treasurer of other Fidelity funds and is an employee of FMR.

Peter L. Lydecker (52)

Year of Election or Appointment: 2004

Assistant Treasurer of Canada, China Region, Emerging Markets, Europe, Europe Capital Appreciation, Japan, Japan Smaller Companies, Latin America, Nordic, Pacific Basin, and Southeast Asia. Mr. Lydecker also serves as Assistant Treasurer of other Fidelity funds (2004) and is an employee of FMR.

Mark Osterheld (51)

Year of Election or Appointment: 2002

Assistant Treasurer of Canada, China Region, Emerging Markets, Europe, Europe Capital Appreciation, Japan, Japan Smaller Companies, Latin America, Nordic, Pacific Basin, and Southeast Asia. Mr. Osterheld also serves as Assistant Treasurer of other Fidelity funds (2002) and is an employee of FMR.

Gary W. Ryan (48)

Year of Election or Appointment: 2005

Assistant Treasurer of Canada, China Region, Emerging Markets, Europe, Europe Capital Appreciation, Japan, Japan Smaller Companies, Latin America, Nordic, Pacific Basin, and Southeast Asia. Mr. Ryan also serves as Assistant Treasurer of other Fidelity funds (2005-present) and is an employee of FMR (2005-present). Previously, Mr. Ryan served as Vice President of Fund Reporting in FPCMS (1999-2005).

Salvatore Schiavone (40)

Year of Election or Appointment: 2005

Assistant Treasurer of Canada, China Region, Emerging Markets, Europe, Europe Capital Appreciation, Japan, Japan Smaller Companies, Latin America, Nordic, Pacific Basin, and Southeast Asia. Mr. Schiavone also serves as Assistant Treasurer of other Fidelity funds (2005-present) and is an employee of FMR (2005-present). Before joining Fidelity Investments, Mr. Schiavone worked at Deutsche Asset Management, where he most recently served as Assistant Treasurer (2003-2005) of the Scudder Funds and Vice President and Head of Fund Reporting (1996-2003).

Annual Report

Distributions

The Board of Trustees of each fund voted to pay to shareholders of record at the opening of business on record date, the following distributions per share derived from capital gains realized from sales of portfolio securities, and dividends derived from net investment income:

Fund	Pay Date	Record Date	Dividends	Capital Gains
Canada	12/04/06	12/01/06	$ .36	$ 1.03
China Region	12/04/06	12/01/06	$ .29	$ .20
Emerging Markets	12/11/06	12/08/06	$ .20	$ -
Europe	12/11/06	12/08/06	$ .46	$ 5.07
Europe Capital Appreciation	12/11/06	12/08/06	$ .22	$ 2.25
Japan	12/04/06	12/01/06	$ .01	$ .23
Japan Smaller Companies	12/11/06	12/08/06	$ .01	$ .36
Latin America	12/11/06	12/08/06	$ .58	$ .77
Nordic	12/11/06	12/08/06	$ .29	$ .51
Pacific Basin	12/11/06	12/08/06	$ .16	$ 2.24
Southeast Asia	12/11/06	12/08/06	$ .23	$ 1.29

The funds hereby designate as capital gain dividends the amounts noted below for the taxable year ended October 31, 2006, or, if subsequently determined to be different, the net capital gain of such year.

Fund	October 31, 2006
Canada	$ 44,242,104
China Region	$ 8,092,947
Europe	$ 417,963,692
Europe Capital Appreciation	$ 82,471,161
Japan	$ 49,723,562
Japan Smaller Companies	$ 72,687,275
Latin America	$ 61,300,462
Nordic	$ 7,048,821
Pacific Basin	$ 66,684,071
Southeast Asia	$ 64,464,799

A percentage of the dividends distributed during the fiscal year for the following funds may be taken into account as a dividend for purposes of the maximum rate under section 1(h)(11) of the Internal Revenue Code.

Fund
Canada	95%
China Region	61%
Emerging Markets	95%
Europe	20%
Europe Capital Appreciation	32%
Japan	93%
Japan Smaller Companies	100%
Latin America	76%
Nordic	63%
Pacific Basin	55%
Southeast Asia	68%

Annual Report

Distributions - continued

The amounts per share which represent income derived from sources within, and taxes paid to, foreign countries or possessions of the United States are as follows:

Fund	Pay Date	Income	Taxes
Canada	12/05/05	$ .196	$ .0259
China Region	12/05/05	$ .262	$ .0418
Emerging Markets	12/12/05	$ .155	$ .0314
	12/30/05	$ .007	$ .0000
Europe	12/12/05	$ .501	$ .0439
Europe Capital Appreciation	12/12/05	$ .358	$ .0169
Japan	12/05/05	$ .036	$ .0056
Japan Smaller Companies	12/12/05	$ .026	$ .0064
Latin America	12/12/05	$ .310	$ .0309
	12/30/05	$ .090	$ .0000
Nordic	12/12/05	$ .382	$ .0320
Pacific Basin	12/12/05	$ .263	$ .0668
Southeast Asia	12/12/05	$ .301	$ .0512
	12/30/05	$ .010	$ .0000

The fund will notify shareholders in January 2007 of amounts for use in preparing 2006 income tax returns.

Annual Report

Board Approval of Investment Advisory Contracts and Management Fees

Targeted International Equity Funds

Each year, typically in July, the Board of Trustees, including the Independent Trustees (together, the Board), votes on the renewal of the management contract and sub-advisory agreements (together, the Advisory Contracts) for each fund. The Board, assisted by the advice of fund counsel and Independent Trustees' counsel, requests and considers a broad range of information throughout the year.

The Board meets regularly each month except August and takes into account throughout the year matters bearing on Advisory Contracts. The Board, acting directly and through its separate committees, considers at each of its meetings factors that are relevant to the annual renewal of each fund's Advisory Contracts, including the services and support provided to each fund and its shareholders. At the time of the renewal, the Board had 12 standing committees, each composed of Independent Trustees with varying backgrounds, to which the Board has assigned specific subject matter responsibilities in order to enhance effective decision-making by the Board. Each committee has adopted a written charter outlining the structure and purposes of the committee. One such committee, the Equity Contract Committee, meets periodically as needed throughout the year to consider matters specifically related to the annual renewal of Advisory Contracts. The committee requests and receives information on, and makes recommendations to the Independent Trustees concerning, the approval and annual review of the Advisory Contracts.

At its July 2006 meeting, the Board of Trustees, including the Independent Trustees, unanimously determined to renew the Advisory Contracts for each fund. In reaching its determination, the Board considered all factors it believed relevant, including (i) the nature, extent, and quality of the services to be provided to each fund and its shareholders (including the investment performance of each fund); (ii) the competitiveness of the management fee and total expenses of each fund; (iii) the total costs of the services to be provided by and the profits to be realized by the investment adviser and its affiliates from the relationship with each fund; (iv) the extent to which economies of scale would be realized as each fund grows; and (v) whether fee levels reflect these economies of scale, if any, for the benefit of fund shareholders.

In determining whether to renew the Advisory Contracts for each fund, the Board ultimately reached a determination, with the assistance of fund counsel and Independent Trustees' counsel, that the renewal of the Advisory Contracts and the compensation to be received by Fidelity under the management contracts is consistent with Fidelity's fiduciary duty under applicable law. In addition to evaluating the specific factors noted above, the Board, in reaching its determination, is aware that shareholders in each fund have a broad range of investment choices available to them, including a wide choice among mutual funds offered by competitors to Fidelity, and that each fund's shareholders, with the opportunity to review and weigh the disclosure provided by the fund in its prospectus and other public disclosures, have chosen to invest in that fund, managed by Fidelity.

Nature, Extent, and Quality of Services Provided. The Board considered staffing within the investment adviser, FMR, and the sub-advisers (together, the Investment Advisers), including the backgrounds of the funds' portfolio managers and the funds' investment objectives and disciplines. The Independent Trustees also had discussions with senior management of Fidelity's investment operations and investment groups. The Board considered the structure of the portfolio manager compensation program and whether this structure provides appropriate incentives.

Resources Dedicated to Investment Management and Support Services. The Board reviewed the size, education, and experience of the Investment Advisers' investment staff, their use of technology, and the Investment Advisers' approach to recruiting, training, and retaining portfolio managers and other research, advisory, and management personnel. The Board considered Fidelity's extensive global research capabilities that enable the Investment Advisers to aggregate data from various sources in an effort to produce positive investment results. The Board noted that Fidelity's analysts have access to a variety of technological tools that enable them to perform both fundamental and quantitative analysis and to specialize in various disciplines. The Board also considered that Fidelity's portfolio managers and analysts have access to daily portfolio attribution that allows for monitoring of a fund's portfolio, as well as an electronic communication system that provides immediate real-time access to research concerning issuers and credit enhancers.

Shareholder and Administrative Services. The Board considered (i) the nature, extent, quality, and cost of administrative, distribution, and shareholder services performed by the Investment Advisers and their affiliates under the Advisory Contracts and under separate agreements covering transfer agency, pricing and bookkeeping, and securities lending services for each fund; (ii) the nature and extent of the Investment Advisers' supervision of third party service providers, principally custodians and subcustodians; and (iii) the resources devoted to, and the record of compliance with, each fund's compliance policies and procedures. The Board reviewed the allocation of fund brokerage, including allocations to brokers affiliated with the Investment Advisers, the use of brokerage commissions to pay fund expenses, and the use of "soft" commission dollars to pay for research services. The Board also considered that Fidelity voluntarily pays for market data out of its own resources.

The Board noted that the growth of fund assets across the complex allows Fidelity to reinvest in the development of services designed to enhance the value or convenience of the Fidelity funds as investment vehicles. These services include 24-hour access to account information and market information through phone representatives and over the Internet, and investor education materials and asset allocation tools.

Investment in a Large Fund Family. The Board considered the benefits to shareholders of investing in a Fidelity fund, including the benefits of investing in a fund that is part of a large family of funds offering a variety of investment disciplines and providing for a large variety of mutual fund investor services. For example, fund shareholders are offered the privilege of exchanging shares of a fund for shares of other Fidelity funds, as set forth in the fund's prospectus, without paying a sales charge. The Board noted that, since the last Advisory Contract renewals in July 2005, Fidelity has taken a number of actions that benefited particular funds, including (i) dedicating additional resources to investment research and to restructure the investment research teams; (ii) voluntarily entering into contractual arrangements with certain brokers pursuant to which Fidelity pays for research products and services separately out of its own resources, rather than bundling with fund commissions; (iii) launching the Fidelity Advantage Class of its five Spartan stock index funds and three Spartan bond index funds, which is a lower-fee class available to shareholders with higher account balances; (iv) contractually agreeing to impose expense limitations on Fidelity U.S. Bond Index Fund and reducing the fund's initial investment minimum; and (v) offering shareholders of each of the Fidelity Institutional Money Market Funds the privilege of exchanging shares of the fund for shares of other Fidelity funds.

Annual Report

Board Approval of Investment Advisory Contracts and Management Fees - continued

Investment Performance and Compliance. The Board considered whether each fund has operated within its investment objective, as well as its record of compliance with its investment restrictions. It also reviewed each fund's absolute investment performance, as well as each fund's relative investment performance measured against (i) a broad-based securities market index (or a proprietary custom index, in the case of China Region Fund), and (ii) a peer group of mutual funds over multiple periods. For each fund, the following charts considered by the Board show, over the one-, three-, and five-year periods ended December 31, 2005, the fund's cumulative total returns, the cumulative total returns of a broad-based securities market index (or a proprietary custom index, in the case of China Region Fund) ("benchmark"), and a range of cumulative total returns of a peer group of mutual funds identified by Lipper Inc. as having an investment objective similar to that of the fund. The box within each chart shows the 25th percentile return (bottom of box) and the 75th percentile return (top of box) of the Lipper peer group. Returns shown above the box are in the first quartile and returns shown below the box are in the fourth quartile. The percentage beaten number noted below each chart corresponds to the percentile box and represents the percentage of funds in the Lipper peer group whose performance was equal to or lower than that of the fund. For China Region Fund, the proprietary custom index is an index developed by FMR that represents the performance of the Hang Seng Index until September 1, 2000 and the Morgan Stanley Capital International Golden Dragon Plus Index beginning September 1, 2000.

Fidelity Canada Fund

The Board reviewed the fund's relative investment performance against its Lipper peer group and stated that the performance of the fund was in the first quartile for all the periods shown. The Board noted that FMR does not consider that Lipper peer group to be a meaningful comparison for the fund, however, because unlike many of its Lipper peers, the fund focuses its investments on securities of Canadian issuers. The Board also stated that the relative investment performance of the fund compared favorably to its benchmark for the one- and five-year periods, although the fund's three-year cumulative total return was lower than its benchmark.

Annual Report

Fidelity China Region Fund

The Board reviewed the fund's relative investment performance against its Lipper peer group and stated that the performance of the fund was in the first quartile for the one-year period and the third quartile for the three- and five-year periods. The Board also stated that the relative investment performance of the fund compared favorably to its benchmark for all the periods shown.

Fidelity Emerging Markets Fund

The Board reviewed the fund's relative investment performance against its Lipper peer group and stated that the performance of the fund was in the first quartile for the one-year period and the second quartile for the three- and five-year periods. The Board also stated that the relative investment performance of the fund was lower than its benchmark for the three- and five-year periods, although the fund's one-year cumulative total return compared favorably to its benchmark. The Board also reviewed the fund's relative investment performance against a peer group defined by Morningstar.

Annual Report

Board Approval of Investment Advisory Contracts and Management Fees - continued

Fidelity Europe Fund

The Board reviewed the fund's relative investment performance against its Lipper peer group and stated that the performance of the fund was in the first quartile for the one- and three-year periods and the second quartile for the five-year period. The Board also stated that the relative investment performance of the fund compared favorably to its benchmark for all the periods shown.

Fidelity Europe Capital Appreciation Fund

The Board reviewed the fund's relative investment performance against its Lipper peer group and stated that the performance of the fund was in the first quartile for the one-year period and the second quartile for the three- and five-year periods. The Board also stated that the relative investment performance of the fund compared favorably to its benchmark for all the periods shown. The Board also reviewed the fund's relative investment performance against a peer group defined by Morningstar.

Annual Report

Fidelity Japan Fund

The Board reviewed the fund's relative investment performance against its Lipper peer group and stated that the performance of the fund was in the first quartile for the one-year period and the second quartile for the three- and five-year periods. The Board also stated that the relative investment performance of the fund compared favorably to its benchmark for all the periods shown.

Fidelity Japan Smaller Companies Fund

The Board reviewed the fund's relative investment performance against its Lipper peer group and stated that the performance of the fund was in the first quartile for all the periods shown. The Board noted that FMR does not consider that Lipper peer group to be a meaningful comparison for the fund, however, because the fund's investment strategy of investing in securities of companies with smaller market capitalizations is more specialized than that of the other funds in the peer group. The Board also stated that the relative investment performance of the fund compared favorably to its benchmark for all the periods shown.

Annual Report

Board Approval of Investment Advisory Contracts and Management Fees - continued

Fidelity Latin America Fund

The Board reviewed the fund's relative investment performance against its Lipper peer group and stated that the performance of the fund was in the first quartile for the one-year period and the second quartile for the three- and five-year periods. The Board also stated that the relative investment performance of the fund was lower than its benchmark for the three- and five-year periods, although the fund's one-year cumulative total return compared favorably to its benchmark.

Fidelity Nordic Fund

The Board reviewed the fund's relative investment performance against its Lipper peer group and stated that the performance of the fund was in the first quartile for the one- and three-year periods and the second quartile for the five-year period. The Board noted that FMR does not consider that Lipper peer group to be a meaningful comparison for the fund, however, because unlike many of its Lipper peers, which typically have broader investment mandates, the fund focuses its investments on securities of issuers in Norway, Sweden, Finland, and Denmark. The Board also stated that the relative investment performance of the fund compared favorably to its benchmark for all the periods shown.

Annual Report

Fidelity Pacific Basin Fund

The Board reviewed the fund's relative investment performance against its Lipper peer group and stated that the performance of the fund was in the second quartile for all the periods shown. The Board also stated that the relative investment performance of the fund compared favorably to its benchmark for all the periods shown.

Fidelity Southeast Asia Fund

The Board reviewed the fund's relative investment performance against its Lipper peer group and stated that the performance of the fund was in the first quartile for the one- and three-year periods and the second quartile for the five-year period. The Board noted that FMR does not consider that Lipper peer group to be a meaningful comparison for the fund, however, because the peer group includes funds that focus on securities in a single market, while the fund invests in various emerging markets. The Board also stated that the relative investment performance of the fund compared favorably to its benchmark for all the periods shown.

The Board also considered that each of Canada Fund's, Europe Fund's, Europe Capital Appreciation Fund's, Japan Fund's, Pacific Basin Fund's, and Southeast Asia Fund's management fee is subject to upward or downward adjustment depending upon whether, and to what extent, the fund's investment performance for the performance period exceeds, or is exceeded by, the record (over the same period) of a Board-approved performance adjustment index. The Board realizes that the performance adjustment provides FMR with a strong economic incentive to seek to achieve superior performance for each fund's shareholders and helps to more closely align the interests of FMR and each fund's shareholders.

Annual Report

Board Approval of Investment Advisory Contracts and Management Fees - continued

The Board considered that FMR has taken steps to refocus and strengthen equity research, equity portfolio management, and compliance. The Board noted with favor FMR's reorganization of its senior management team in 2005 and FMR's dedication of additional resources to investment research, and participated in the process that led to those changes.

Based on its review, and giving particular weight to the nature and quality of the resources dedicated by the Investment Advisers to maintain and improve relative performance, the Board concluded that the nature, extent, and quality of the services provided to each fund will benefit each fund's shareholders, particularly in light of the Board's view that each fund's shareholders benefit from investing in a fund that is part of a large family of funds offering a variety of investment disciplines and services.

Competitiveness of Management Fee and Total Fund Expenses. The Board considered each fund's management fee and total expenses compared to "mapped groups" of competitive funds and classes. Fidelity creates "mapped groups" by combining similar Lipper investment objective categories that have comparable management fee characteristics. Combining Lipper investment objective categories aids the Board's management fee and total expense comparisons by broadening the competitive group used for comparison and by reducing the number of universes to which various Fidelity funds are compared.

The Board considered two proprietary management fee comparisons for the 12-month periods shown in the charts below. The group of Lipper funds used by the Board for management fee comparisons is referred to below as the "Total Mapped Group" and, for the reasons explained above, is broader than the Lipper peer group used by the Board for performance comparisons. The Total Mapped Group comparison focuses on a fund's standing relative to the total universe of comparable funds available to investors, in terms of gross management fees before expense reimbursements or caps, and without giving effect to a fund's performance adjustment (if applicable). "TMG %" represents the percentage of funds in the Total Mapped Group that had management fees that were lower than a fund's. For example, a TMG % of 13% would mean that 87% of the funds in the Total Mapped Group had higher management fees than a fund. The "Asset-Size Peer Group" (ASPG) comparison focuses on a fund's standing relative to non-Fidelity funds similar in size to the fund within the Total Mapped Group. The ASPG represents at least 15% of the funds in the Total Mapped Group with comparable asset size and management fee characteristics, subject to a minimum of 50 funds (or all funds in the Total Mapped Group if fewer than 50). Additional information, such as the ASPG quartile in which a fund's management fee ranked and the impact of a fund's performance adjustment (if applicable), is also included in the charts and considered by the Board.

Fidelity Canada Fund

The Board noted that the fund's management fee ranked below the median of its Total Mapped Group and below the median of its ASPG for 2005. The Board also noted the effect of the fund's negative performance adjustment on the fund's management fee ranking. The Board noted that the performance adjustment for each year represents calculations for rolling 36-month periods that differ from the periods shown in the performance charts above.

Annual Report

Fidelity China Region Fund

The Board noted that the fund's management fee ranked below the median of its Total Mapped Group and below the median of its ASPG for 2005.

Fidelity Emerging Markets Fund

The Board noted that the fund's management fee ranked below the median of its Total Mapped Group and below the median of its ASPG for 2005.

Annual Report

Board Approval of Investment Advisory Contracts and Management Fees - continued

Fidelity Europe Fund

The Board noted that the fund's management fee ranked below the median of its Total Mapped Group and below the median of its ASPG for 2005. The Board also noted the effect of the fund's positive performance adjustment on the fund's management fee ranking. The Board noted that the performance adjustment for each year represents calculations for rolling 36-month periods that differ from the periods shown in the performance charts above.

Fidelity Europe Capital Appreciation Fund

The Board noted that the fund's management fee ranked below the median of its Total Mapped Group and below the median of its ASPG for 2005. The Board also noted the effect of the fund's negative performance adjustment on the fund's management fee ranking. The Board noted that the performance adjustment for each year represents calculations for rolling 36-month periods that differ from the periods shown in the performance charts above.

Annual Report

Fidelity Japan Fund

The Board noted that the fund's management fee ranked below the median of its Total Mapped Group and below the median of its ASPG for 2005. The Board noted that the performance adjustment for each year represents calculations for rolling 36-month periods that differ from the periods shown in the performance charts above.

Fidelity Japan Smaller Companies Fund

The Board noted that the fund's management fee ranked below the median of its Total Mapped Group and below the median of its ASPG for 2005.

Annual Report

Board Approval of Investment Advisory Contracts and Management Fees - continued

Fidelity Latin America Fund

The Board noted that the fund's management fee ranked below the median of its Total Mapped Group and below the median of its ASPG for 2005.

Fidelity Nordic Fund

The Board noted that the fund's management fee ranked below the median of its Total Mapped Group and below the median of its ASPG for 2005.

Annual Report

Fidelity Pacific Basin Fund

Historical Management Fees (BP) vs. Competitive Medians (BP):

Pacific Basin
Pacific Basin including Perf. Fee
Total Mapped Group Median (TMG)
Asset-Size Peer Group Median (ASPG)
97
96
98
98
99
96
95
90
95
85
73
99
73
92
73
70
72
72
72
70
2001
2002
2003
2004
2005

	2001	2002	2003	2004	2005
TMG %	18%	17%	19%	21%	13%
Funds/Classes	568	594	552	522	469
ASPG Quartile	1st	1st	1st	1st	1st

The Board noted that the fund's management fee ranked below the median of its Total Mapped Group and below the median of its ASPG for 2005. The Board also noted the effect of the fund's negative performance adjustment on the fund's management fee ranking. The Board noted that the performance adjustment for each year represents calculations for rolling 36-month periods that differ from the periods shown in the performance charts above.

Furthermore, the Board considered that shareholders of Pacific Basin Fund approved a prospective change in the index used to calculate the fund's performance adjustment, beginning April 1, 2001. The Board also considered that, because the performance adjustment is based on a rolling 36-month measurement period, during a transition period the fund's performance is compared to a blended index return that reflects the performance of the former index for the portion of the measurement period prior to April 1, 2001 and the performance of the current index for the remainder of the measurement period. The Board noted that the fund's performance adjustments for 2001 through 2004 shown in the chart above reflect the effect of using the blended index return to calculate the fund's performance adjustment.

Fidelity Southeast Asia Fund

The Board noted that the fund's management fee ranked below the median of its Total Mapped Group and below the median of its ASPG for 2005. The Board also noted the effect of the fund's positive performance adjustment on the fund's management fee ranking. The Board noted that the performance adjustment for each year represents calculations for rolling 36-month periods that differ from the periods shown in the performance charts above.

Annual Report

Board Approval of Investment Advisory Contracts and Management Fees - continued

Based on its review, the Board concluded that each fund's management fee was fair and reasonable in light of the services that the fund receives and the other factors considered.

In its review of each fund's total expenses, the Board considered the fund's management fee as well as other fund expenses, such as transfer agent fees, pricing and bookkeeping fees, and custodial, legal, and audit fees. The Board also noted the effects of any waivers and reimbursements on fees and expenses, as well as Europe Fund's and Southeast Asia Fund's positive performance adjustment, and Canada Fund's, Europe Capital Appreciation Fund's and Pacific Basin Fund's negative performance adjustment. As part of its review, the Board also considered current and historical total expenses of each fund compared to competitive fund median expenses. Each fund is compared to those funds and classes in the Total Mapped Group (used by the Board for management fee comparisons) that have a similar sales load structure.

The Board noted that each fund's total expenses ranked below its competitive median for 2005.

In its review of total expenses, the Board also considered Fidelity fee structures and other information on clients that FMR and its affiliates service in other competitive markets, such as other mutual funds advised or subadvised by FMR or its affiliates, pension plan clients, and other institutional clients.

Based on its review, the Board concluded that each fund's total expenses were reasonable in light of the services that the fund and its shareholders receive and the other factors considered.

Costs of the Services and Profitability. The Board considered the revenues earned and the expenses incurred by Fidelity in conducting the business of developing, marketing, distributing, managing, administering and servicing each fund and its shareholders. The Board also considered the level of Fidelity's profits in respect of all the Fidelity funds.

On an annual basis, FMR presents to the Board Fidelity's profitability for each fund. Fidelity calculates the profitability for each fund, as well as aggregate profitability for groups of Fidelity funds and all Fidelity funds, using a series of detailed revenue and cost allocation methodologies which originate with the audited books and records of Fidelity. The Audit Committee of the Board reviews any significant changes from the prior year's methodologies.

PricewaterhouseCoopers LLP (PwC), independent registered accounting firm and auditor to Fidelity and certain Fidelity funds, has been engaged annually by the Board as part of the Board's assessment of the results of Fidelity's profitability analysis. PwC's engagement includes the review and assessment of Fidelity's methodologies used in determining the revenues and expenses attributable to Fidelity's mutual fund business, and completion of agreed-upon procedures surrounding the mathematical accuracy of fund profitability and its conformity to allocation methodologies. After considering PwC's reports issued under the engagement and information provided by Fidelity, the Board believes that while other allocation methods may also be reasonable, Fidelity's profitability methodologies are reasonable in all material respects.

The Board has also reviewed Fidelity's non-fund businesses and any fall-out benefits related to the mutual fund business as well as cases where Fidelity's affiliates may benefit from or be related to the funds' business.

The Board considered the costs of the services provided by and the profits realized by Fidelity in connection with the operation of each fund and determined that the amount of profit is a fair entrepreneurial profit for the management of each fund.

Economies of Scale. The Board considered whether there have been economies of scale in respect of the management of the Fidelity funds, whether the Fidelity funds (including each fund) have appropriately benefited from any such economies of scale, and whether there is potential for realization of any further economies of scale. The Board considered the extent to which each fund will benefit from economies of scale through increased services to the fund, through waivers or reimbursements, or through fee or expense reductions, including reductions that occur through operation of the transfer agent agreement. The transfer agent fee varies in part based on the number of accounts in each fund. If the number of accounts decreases or the average account size increases, the overall transfer agent fee rate decreases.

The Board recognized that each fund's management contract incorporates a "group fee" structure, which provides for lower fee rates as total fund assets under FMR's management increase, and for higher fee rates as total fund assets under FMR's management decrease. The Board considered that the group fee is designed to deliver the benefits of economies of scale to fund shareholders when total fund assets increase, even if assets of any particular fund are unchanged or have declined, because some portion of Fidelity's costs are attributable to services provided to all Fidelity funds, and all funds benefit if those costs can be allocated among more assets. The Board also considered that although Japan Smaller Companies Fund is partially closed to new investors, it continues to incur investment management expenses, and marketing and distribution expenses related to the retention of existing shareholders and assets. The Board further noted that Japan Smaller Companies Fund may continue to realize benefits from the group fee structure, even though assets may not be expected to grow significantly at the fund level. The Board concluded that, given the group fee structure, fund shareholders will achieve a certain level of economies of scale as assets under FMR's management increase at the fund complex level, regardless of whether Fidelity achieves any such economies of scale.

The Board further concluded that any potential economies of scale are being shared between fund shareholders and Fidelity in an appropriate manner.

Annual Report

Additional Information Requested by the Board. In order to develop fully the factual basis for consideration of the Advisory Contracts, the Board requested additional information on several topics, including (i) Fidelity's fund profitability methodology and profitability trends within certain funds; (ii) portfolio manager compensation; (iii) the extent to which any economies of scale exist and are shared between the funds and Fidelity; (iv) the total expenses of certain funds and classes relative to competitors, including the extent to which the expenses of certain funds have been or could be capped; (v) fund performance trends; and (vi) Fidelity's fee structures, including use of performance fees.

Based on its evaluation of all of the conclusions noted above, and after considering all material factors, the Board ultimately concluded that the advisory fee structures are fair and reasonable, and that each fund's Advisory Contracts should be renewed.

Annual Report

Annual Report

Investment Adviser

Fidelity Management & Research Company
Boston, MA

Investment Sub-Advisers

FMR Co., Inc.

Fidelity Management & Research (U.K.) Inc.
Fidelity Research & Analysis Company
(formerly Fidelity Management & Research (Far East) Inc.)
Fidelity Investments Japan Limited
Fidelity International Investment Advisors
Fidelity International Investment Advisors
(U.K.) Limited

General Distributor

Fidelity Distributors Corporation
Boston, MA

Transfer and Service Agent

Fidelity Service Company, Inc.
Boston, MA

Custodians

JPMorgan Chase Bank
New York, NY

Emerging Markets Fund, Europe Fund, Europe Capital Appreciation Fund, Japan Fund, Pacific Basin Fund, Southeast Asia Fund

Brown Brothers Harriman & Co.
Boston, MA

Canada Fund, China Region Fund, Japan Smaller Companies Fund, Latin America Fund, Nordic Fund

Fidelity's International Equity Funds

Aggressive International Fund

Canada Fund

China Region Fund

Diversified International Fund

Emerging Markets Fund

Europe Fund

Europe Capital Appreciation Fund

Global Balanced Fund

International Discovery Fund

International Small Cap Fund

International Small Cap Opportunities Fund

International Value Fund

Japan Fund

Japan Smaller Companies Fund

Latin America Fund

Nordic Fund

Overseas Fund

Pacific Basin Fund

Southeast Asia Fund

Worldwide Fund

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